Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133280
Prospectus
9,675,091 Shares
Common Stock
     This prospectus is part of a registration statement of Navarre Corporation filed with the Securities and Exchange Commission in connection with a private placement completed by us in March 2006. As part of the private placement, we agreed to register for resale by the selling shareholders the 5,699,998 shares of common stock and 1,596,001 shares of common stock issuable upon exercise of warrants issued in the placement (which number includes 171,000 shares issuable upon the exercise of a warrant issued to our agent in the placement). This prospectus also covers 2,379,092 shares of common stock: 251,606 shares that were previously registered by Registration Statement No. 333-111733 and 2,127,486 shares held by holders who exercised certain registration rights. This prospectus will be used by such persons to sell up to 9,675,091 shares of our common stock. This means:
•	The selling shareholders may sell their shares of common stock from time to time.

•	For information on the methods of sale of the common stock, you should refer to the section of this prospectus entitled “Plan of Distribution” on page 62.

•	Navarre will not receive any of the proceeds from the sale of the shares covered by this prospectus.

•	You should read this prospectus and any prospectus supplement carefully in its entirety before you invest in shares of our common stock.

•	We have agreed to pay the expenses related to the registration and resale of the shares.
     Our common stock is currently traded on The NASDAQ National Market under the symbol “NAVR.” On July 25, 2006, the last reported sale price for our common stock reported on The NASDAQ National Market was $4.74 per share.
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 FOR CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 28, 2006.

ABOUT THIS PROSPECTUS
     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus or as of the earlier date stated with respect to such information, as applicable, regardless of the time of delivery of this prospectus or any sale of the common stock. This document may be used only where it is legal to sell these securities.
     Other than in the United States, we have not taken any action or otherwise authorized any action that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for those purposes is required. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus in the United States.
     In this prospectus, unless otherwise stated or the context otherwise requires, reference to “the Company,” “Navarre,” “we,” “us,” “our” and similar references refer to Navarre Corporation and its consolidated subsidiaries.
INDUSTRY AND MARKET DATA
     Industry and market data used throughout this prospectus is based on independent industry publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains, and supplements to this prospectus might contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Essentially all statements, other than statements of historical facts, included in this prospectus and in any prospectus supplements are forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, and our actual results may be significantly different than those expressed in our forward-looking statements. Our forward-looking statements relate primarily to our growth strategies, assessments of trends in our industry, our competitive strengths, adequacy of our financial resources, future revenues, projected costs and prospects. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.
     You are cautioned not to place undue reliance upon our forward-looking statements. Our actual results, and the outcome of other events identified in forward-looking statements, could differ materially from the expectations disclosed in our forward-looking statements. Although it is not possible to foresee all of the risks we may face and the other factors that may cause actual results to be materially different than those expressed in our forward-looking statements, we have described in “Risk Factors” the risks and factors we believe are most likely to cause our actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, both known and unknown, could cause our actual results to differ materially from those described in our forward-looking statements.
     Our forward-looking statements do not reflect all potential effects of future acquisitions, mergers, dispositions, joint ventures or strategic investments we may make, which are difficult to predict and assess. We do not assume any obligation to update or revise any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SUMMARY
     This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus and any prospectus supplements carefully, especially the sections titled “Caution Regarding Forward-looking Statements,” “Risk Factors” and “Managements’ Discussion and Analysis of Financial Condition and Results of Operations,” together with our financial statements and the related notes included elsewhere in this prospectus and in prospectus supplements, before deciding to invest in shares of our common stock.
Our Company
     We are a distributor and publisher of physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club, CompUSA and Costco, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, our broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and to provide access to attractive retail channels for the publishers of such products.
     Historically, our business focused on providing distribution services for third party vendors. Over the past three years, we expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. By expanding our product offerings through such acquisitions, we believe that we can leverage both our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products, and enable content developers and publishers that we acquire to focus more on their core competencies.
Our Business
     Our business is divided into three segments — Distribution, Publishing and Other.
     Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and independent and major motion picture studios. These vendors provide us with PC software, CD audio, DVD video, and video games and accessories which we, in turn, distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of value-added services including: vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec Corporation, Adobe Systems, Inc., McAfee, Inc., and Dreamcatcher Interactive, Inc.
     Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD video titles, and we package, brand, market and sell directly to retailers, third party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. (“Encore”), BCI Eclipse Company, LLC (“BCI”), FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”). Encore, which we acquired in July 2002, licenses and publishes personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Print Master, PC Tool’s Spyware Doctor, and Hoyle PC Gaming products. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. FUNimation, acquired on May 11, 2005, is a leading anime content provider in the United States and licenses and publishes titles such as Dragon Ball Z , Fullmetal Alchemist, Code Lyoko, Samari Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.
     Other. The other segment consists of a variable interest entity, Mix & Burn, Inc. (“Mix & Burn”), that was included in our consolidated results during the period commencing December 31, 2003 and ending December 31, 2005, in accordance with the provisions of FIN 46(R). During the three months ended December 31, 2005, the Company deconsolidated Mix & Burn, as the Company was no longer deemed to be the primary beneficiary of this variable interest entity.
Growth Strategy
     We seek to continue to grow our distribution and publishing businesses, through a combination of organic growth and targeted acquisitions, intended to leverage the complementary strengths of our businesses. We intend to execute this strategy as follows:

•	Acquisitions of Attractive Content. We seek to continue to expand our publishing business through the acquisition or licensing of well-established titles or other attractive content. We believe these acquisitions and/or licenses will help position us to increase our net sales in our publishing business, which historically has had higher margins than our distribution business, and will allow us to distribute additional home entertainment and multimedia content through our distribution business. In addition, we believe that by allowing the management of these publishing companies to focus on content licensing and marketing rather than on distribution operations, they will be able to devote more time and greater resources to their core competency, publishing. We believe that leveraging the core assets and strengths of our distribution business will provide broader retail penetration, distribution expertise and other services for our content and increase sales of our publishing products. We may also seek selective acquisitions of distribution businesses.

•	Distribute a Broader Range and Larger Volume of Products. We seek to distribute a broader range and larger volume of home entertainment and multimedia products to our retail customers by providing a broad selection of products and capitalizing on our customer relationships. We seek to capture additional business from new and existing retail customers by providing them with a lower “all-in” cost of procuring merchandise and getting product to retailers’ shelves through efficient distribution. We expect that providing additional products to retailers will enable us to gain category management opportunities and enhance our reputation for product distribution expertise. We believe our strategic account associates located throughout the United States and Canada will help position us to improve the retail penetration of our published products to new and existing retail customers.

•	Integrating Our Technology and Systems with Retailers. We seek to enhance the link in the supply chain between us and our publishers and retail customers through the integration of our respective information and technology systems, including inventory management tools, replenishment systems and point-of-sale information. We believe this integration will lead to better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening customer relationships.

•	Providing Value-Added Services. We believe that due to increasing retailer logistic needs and demands, including demands for new technology standards such as GTIN(R) (global trade item number), RFID (radio frequency identification devices) and VMI (vendor managed inventory), many publishers will be required to decide whether to spend additional resources to update their distribution capabilities or to select a distributor such as us that intends to offer such services. We believe that implementing and offering these and other technologies should position us well to capture additional business from existing and new publishers.
     Our overall goal is to create a structure that leverages the complementary strengths of our businesses: publishing, which provides brand management and marketing, licensing, and home video sales; and distribution, which provides enhanced distribution, logistics and customer relations.
Our Competitive Strengths
     We believe that we possess the following competitive strengths:
•	Value-Added Services. We offer a wide range of distribution services and procurement solutions intended to capitalize on our broad understanding of the products that we distribute, the procurement process and the supply chain, as well as our logistics expertise and systems capabilities. We believe that our advanced distribution infrastructure enables us to provide customized procurement programs for our retail customers at a lower overall cost than many of our competitors. In addition, we believe that our information technology systems provide cost-effective interfacing with our customers’ information technology systems, supporting integration of the procurement process. We believe that our focus on providing customer-specific and cost-effective solutions is a key benefit that we provide to our retail customers.

•	Broad Product Offering. We provide our retail customers with a broad selection of home entertainment and multimedia products that we believe allows us to better serve their home entertainment and multimedia product requirements. In addition, we regularly survey the markets we serve for new products with significant retail potential, that come from publishers we currently have relationships with as well as those we have not distributed for in the past.

•	Established Content in our Publishing Business. We currently license a number of well-known home entertainment and multimedia titles. Encore publishes leading titles in the education, productivity, kids and games software categories, including Print Shop, Print Master, PC Tool’s Spyware Doctor, and Hoyle PC Gaming Products. In addition, our BCI subsidiary currently publishes home video for He-man and the Masters of the Universe, the television shows Rides and Overhaulin’, both featured on The Learning Channel, and PRIDE Fighting Championships, featured on Pay-Per-View. Through our FUNimation business we also license and distribute a portfolio of established anime and children’s entertainment titles in the United States, including Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samari Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi ..

•	Established Relationships with Publishers and Retailers. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club and CompUSA, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe our strong relationships throughout the supply chain, broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for publishers of these products. We believe our relationships with leading publishers and our efficient distribution of their products should provide opportunities for us to secure distribution rights to leading products in the future. We believe that these relationships give us a competitive advantage in the markets in which we operate and provide us with attractive channels to distribute current and future products offered by our publishing business.

•	Efficient Operations and Operating Leverage. We believe that our competitive position is enhanced by our efficient operations, which are based on extensive use of automation and technology in our distribution facility; centralization of functions such as purchasing, accounting and information systems; and economies of scale. Our warehouse facility adjacent to our corporate headquarters provides us with the ability to efficiently service our vendors and retail customers, and the capacity to increase the number of products that we distribute.
RECENT DEVELOPMENTS
The FUNimation Acquisition
     On May 11, 2005, the Company completed the acquisition of 100% of the general and limited partnership interests of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together “FUNimation”) a leading home video distributor and licensor of Japanese animation and children’s entertainment in the United States. The acquisition of FUNimation is a continuation of the Company’s strategy for growth by expanding content ownership and gross margin enhancement. The purchase price consisted of $100.4 million in cash, subject to post-closing adjustments and excess cash as defined in the purchase agreement, and 1,827,486 shares of the Company’s common stock. In addition, during the five-year period following the closing of the transaction, the Company may pay up to an additional $17.0 million in cash if certain financial targets are met, which amount will be included as part of the purchase price and thus increase goodwill in subsequent periods. The Company entered into a credit agreement to fund the acquisition which consisted of $115.0 million Term Loan B sub-facility, a $25.0 million Term Loan C sub-facility and a revolving sub-facility of up to $25.0 million. The Company is obligated to pay interest on loans made under the facilities at variable rates. Through March 31, 2006, the Company has paid down the Term Loan C sub-facility in full and has repaid $34.9 million of the principal amount owed on the Term Loan B sub-facility. The 1,827,486 shares are being registered as part of this registration statement.
     On February 7, 2006, the Company reached an agreement with the FUNimation sellers to adjust the purchase price paid for FUNimation. The Company received approximately $11.1 million as a reduction of the purchase price and used the proceeds to pay down the Term Loan B sub-facility.

Private Placement
     This prospectus relates to the resale of 5,699,998 shares of common stock that we sold in a private placement completed on March 21, 2006 and 1,425,001 shares issuable upon exercise of warrants (excluding 171,000 shares issuable under a placement agent warrant) issued in connection with the private placement. It also covers 2,379,092 shares of common stock: 251,606 shares that were previously registered by Registration Statement 333-111733, and 2,127,486 shares held by holders who exercised certain registration rights. This prospectus will be used by such persons to sell up to 9,675,091 shares of our common stock.
     The warrants issued to the placement investors are five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $5.00 per share. The warrants contain customary anti-dilution provisions and a cashless exercise provision that is applicable only if a registration statement permitting sale of the underlying shares is not then available. In addition, the Company has the right to require cash exercise of the warrant if, among other things, the volume weighted average price of the Company’s common stock exceeds $8.50 per share for each of 30 consecutive trading days. Furthermore, each warrant includes a provision that limits the number of shares obtainable upon exercise to ensure that the holder does not exceed 4.999% and 9.999% of the Company’s issued and outstanding shares.
     The agent’s warrant to purchase 171,000 shares issued in connection with the March 2006 private placement expires March 20, 2008 and is exercisable at $5.00 per share. The warrant contains customary anti-dilution and piggyback registration rights, although if the shares underlying the warrant are included in any registration statement filed pursuant to the placement purchasers registration rights agreement, then those registration rights and obligations apply to the agent’s warrant. The warrant contains no cashless exercise provision and includes a mandatory exercise provision that allows the Company to require exercise in full of the warrant within ten days of notice that the average closing price of the Company’s common stock is equal to or greater than 150% of the warrant exercise price per share for any 30 consecutive trading days.
     We sold the shares in the private placement to the selling shareholders for $3.50 per share for total proceeds to us of approximately $19,950,000 and net proceeds to us of approximately $18,500,000. The per share sales price of $3.50 represented a discount of approximately 8.4% of the closing price of our common stock on the date the purchase was completed. Net proceeds from the private placement, and additional cash reserves, were used for repayment of the Term Loan C sub-facility of the Credit Agreement described above.
COMPANY INFORMATION
     We were incorporated in Minnesota in 1983. Our corporate headquarters is located at 7400 49th Avenue North, New Hope, Minnesota 55428, and our telephone number is (763) 535-8333. Our website address is www.navarre.com. Reference to our website is not intended to incorporate information found on the website into this prospectus.

THE OFFERING

Common Stock Covered by this Prospectus	9,675,091 shares, of which 8,079,090 will be issued and outstanding upon the effective date of the registration statement to which this prospectus relates, and up to 1,596,001 shares that may be issued upon exercise, for cash, of warrants held by Selling Shareholders.

Common Stock Outstanding Assuming the Sale of all Common Stock Covered by this Prospectus(1)	35,649,895

Use of Proceeds	We will not receive any proceeds from the sale of the common stock covered by this prospectus. To the extent all of the warrants to purchase the 1,596,001 shares of common stock covered by this prospectus are exercised for cash, we would receive approximately $7.98 million in the aggregate from such exercises.

Risk Factors	An investment in our common stock is speculative and involves risks. You should read the “Risk Factors” section of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock covered by this prospectus may be sold by the Selling Shareholders in the manner described under “Plan of Distribution.”

NASDAQ National Market Symbol	“NAVR”

(1)	The number of shares of our common stock to be outstanding after this offering is based on 35,649,895 shares outstanding as of June 12, 2006, and excludes:
—	3,263,900 shares of common stock issuable as of June 12, 2006 upon the exercise of outstanding stock options under our option plans at exercise prices between $0.93 and $18.265 per share; and

—	an aggregate of 1,477,854 shares of common stock reserved for future issuance under our stock plans at the market value of our common stock at the date of grant; and

—	1,596,001 shares of common stock issuable as of June 12, 2006 upon the exercise of outstanding warrants held by Selling Shareholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
     The following table provides our selected consolidated financial data for the periods and as of the dates indicated. We have derived the selected consolidated financial data for the fiscal years ended March 31, 2003 and 2002 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the selected consolidated financial data as of March 31, 2006 and 2005 and for the fiscal years ended March 31, 2006, 2005 and 2004 from our audited consolidated financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.
     The information presented in the table below should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended March 31,
	2002	2003	2004	2005	2006
		(In thousands, except for per share amounts)
Statement of Operations Data:
Net sales	$303,817	$356,816	$470,877	$596,615	$686,126
Cost of sales, exclusive of depreciation and amortization	270,924	311,341	412,856	505,263	579,033

Gross profit	32,893	45,475	58,021	91,352	107,093
Operating expenses	32,372	41,878	50,954	81,641	104,409
Interest and other income, net	711	253	(836)	(551)	(7,873)
Net income (loss) before tax, including equity in income or (loss) of unconsolidated subsidiary	2,712	3,913	6,231	9,160	(5,189)
Net income (loss)	$2,712	$3,913	$6,814	$10,166	$(3,175)
Net income (loss) per share:
—Basic	$0.12	$0.18	$0.30	$0.38	$(0.11)
—Diluted	$0.12	$0.18	$0.28	$0.35	$(0.11)
Weighted average common shares outstanding:
—Basic	22,553	21,616	22,780	26,830	29,898
—Diluted	22,575	21,841	24,112	28,782	29,898

	As of March 31,
	2002	2003	2004	2005	2006
		(In thousands, except for per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$18,966	$10,485	$14,495	$15,571	$14,296
Working capital	20,376	20,755	30,629	56,167	48,364
Total assets	87,368	109,665	154,579	195,892	309,614
Total liabilities	63,018	81,402	101,501	118,608	204,074
Temporary equity — unregistered common stock	—	—	—	—	16,634
Total shareholders’ equity	$24,350	$28,263	$53,078	$77,284	$88,906

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in this prospectus, including our financial statements and the notes thereto, before deciding to invest in shares of our common stock. If any one of the following risks or uncertainties actually occurs, any combination thereof occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Relating to Our Business and Industry
We derive a substantial portion of our total net sales from a small group of customers. A reduction in sales to any of these customers could have a material adverse effect on our net sales and profitability.
     For the fiscal year ended March 31, 2006, net sales to two customers, Best Buy and Wal-Mart/Sam’s Club accounted for approximately 18% and 12%, respectively, of our total net sales, and, in the aggregate, approximately 30% of our total net sales. For the fiscal year ended March 31, 2005, net sales to two customers, Best Buy and Wal-Mart/Sam’s Club accounted for approximately 19% and 20%, respectively, of our total net sales, and, in the aggregate, approximately 39% of our total net sales. For the fiscal year ended March 31, 2004, net sales to three customers, Best Buy, CompUSA and Sam’s Club, represented approximately 18%, 13% and 11%, respectively, of our total net sales, and, in the aggregate, approximately 42% of our total net sales. We believe that sales to a small group of customers will continue to represent a significant percentage of our total net sales. Substantially all of the products we distribute to these customers are supplied on a non-exclusive basis under arrangements that may be cancelled without cause and upon short notice, and our retail customers generally are not required to make minimum purchases. If we are unable to continue to sell our products to all or any of these customers or are unable to maintain our sales to these customers at current levels and cannot find other customers to replace these sales, there would be an adverse impact on our net sales and profitability. There can be no assurance that we will continue to recognize a significant amount of revenue from sales to any specific customer.
The loss of a significant vendor or manufacturer or a decline in the popularity of its products could negatively affect our product offerings and reduce our net sales and profitability.
     A significant portion of our increase in net sales in recent years has been due to increased sales of PC software provided by software publishers such as Symantec Corporation, Roxio, Inc., Adobe Systems Inc., McAfee, Inc. and Dreamcatcher Interactive, Inc. During the fiscal years ended March 31, 2006, 2005 and 2004, each of these publishers accounted for more than $5.0 million in net sales. The largest of these is due to sales under our agreement with Symantec which accounted for approximately $86.9 million, $91.0 million and $51.0 million in net sales for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. While we have agreements in place with each of these parties, such agreements generally are short-term agreements that may be cancelled without cause and upon short notice; they generally cover the right to distribute in the United States and Canada; they do not restrict the publishers from distributing their products through other distributors or directly to retailers; and they do not guarantee product availability to us for distribution. These agreements allow us to purchase the publishers’ products at a reduced wholesale price and to provide various distribution and fulfillment services in connection with the publishers’ products. If we were to lose our right to distribute products of any of the above PC software publishers or the popularity of such product were to decrease, our net sales and profitability would be adversely impacted.
     Our future growth and success depends partly upon our ability to procure and renew popular product distribution agreements and to sell the underlying products. There can be no assurance that we will enter into new distribution agreements or that we will be able to sell products under existing distribution agreements. Further, our current distribution agreements may be terminated on short notice. The loss of a significant vendor could negatively affect our product offerings and, accordingly, our net sales. Similarly, a decrease in customer demand for such products could negatively affect our net sales.
The loss of our founder could affect the depth, quality and effectiveness of our management team. In addition, if we fail to attract and retain qualified personnel, the depth, quality and effectiveness of our management team and employees could be negatively affected.
     Eric H. Paulson, our Chief Executive Officer and founder, has been with us since our inception in 1983. Mr. Paulson’s employment agreement currently extends through March 31, 2007, and the loss of or change in Mr. Paulson’s services, or the failure to execute a smooth transition plan could negatively affect the operation of the business.

     Our ability to enhance and develop markets for our current products and to introduce new products to the marketplace also depends on our ability to attract and retain qualified management personnel. We compete for such personnel with other companies and organizations, many of which have substantially greater capital resources and name recognition than we do. If we are not successful in recruiting or retaining such personnel, it could have a material adverse effect on our business.
We may not be able to sustain the recent growth in our publishing segment.
     Our publishing business has grown significantly over the past three fiscal years. Our discussions of changes in financial position and results of operations of this business may not be indicative of future performance, and this segment’s financial results may significantly vary in future quarters.
We could encounter difficulties in the operation of this segment that could negatively affect its financial condition and results of operation. Accordingly, there is no assurance that we will be able to continue to grow this segment of our business. Investors should not rely on the past performance of our publishing segment as an indicator of our future growth, and there can be no assurance that we will be able to successfully implement our publishing growth strategy.
Our business is seasonal and variable in nature and, as a result, the level of sales and payment terms during our peak season could adversely affect our results of operations and liquidity.
     Traditionally, our third quarter (October 1-December 31) has accounted for our largest quarterly revenue figures and a substantial portion of our earnings. Our third quarter accounted for approximately 31.2%, 30.6% and 32.1% of our net sales for the fiscal years ended March 31, 2006, 2005 and 2004. As a distributor of products ultimately sold to consumers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday season. Because of this seasonality, if we or our customers experience a weak holiday season or if we provide extended payment terms for sales during the holiday season or determine to increase our inventory levels to meet anticipated retail customer demand, our financial results and liquidity or could be negatively affected. In addition, our borrowing levels and inventory levels can increase substantially during this time. For example, during the 2004 holiday season, we increased our inventory of certain PC software products to satisfy potential retail customer demand for such products, which temporarily caused our inventory and borrowing levels to be higher than usual. In addition to seasonality issues, other factors contribute to the variability of our revenues and cash flows in our business segments on a quarterly basis. These factors include:
•	the popularity of the pre-recorded music, DVD and PC software titles released during the quarter;

•	product marketing and promotional activities;

•	the opening and closing of retail stores by our major customers;

•	the extension, termination or non-renewal of existing distribution agreements and licenses; and

•	general economic changes affecting the buying pattern of retailers, particularly those changes affecting consumer demand for home entertainment products and PC software.
Pending litigation or regulatory inquiry may subject us to significant litigation costs, judgments or penalties and could divert management attention.
     We are involved in a number of litigation matters, including shareholder class action suits and derivative suits, as well as an informal inquiry by the U.S. Securities and Exchange Commission. Irrespective of the validity of the assertions made in these suits or the positions asserted in these proceedings or any final resolution in these matters, we could incur substantial costs and management’s attention could be diverted, which could adversely affect our business, financial condition or operating results.
A substantial portion of FUNimation’s revenues typically derive from a small number of licensed properties and a small number of licensors and FUNimation’s content is highly concentrated in the anime genre.
     FUNimation derives a substantial portion of its revenues from a small number of properties and such properties usually generate revenues only for a limited period of time. Additionally, FUNimation’s content is concentrated in the anime sector and its revenues are highly subject to the changing trends in the toy, game and entertainment businesses. In particular, one licensed property accounted for

$9.7 million, or 27% of FUNimation’s net sales for the fiscal year ended March 31, 2006. FUNimation’s revenues may fluctuate significantly from year to year due to, among other reasons, the popularity of its licensed properties and the timing of entering into new licensing contracts.
     During the fiscal year ended March 31, 2006, 61% of FUNimation’s revenues, were derived from sales of products under multiple licensing arrangements with three licensors. The loss of any of these licensing relationships could have a material negative effect on FUNimation’s revenues.
FUNimation’s revenues are substantially dependent on television exposure for its licensed properties.
     The ability for certain anime and children’s entertainment content to gain television exposure is an important promotional vehicle for home video sales and licensing opportunities. To the extent that FUNimation’s content is not able to gain television exposure, sales of these products could be limited. Similarly, demand for properties broadcast on television generally is based on television ratings. In addition, FUNimation does not own the broadcast rights for some of its properties, so it depends on third parties to secure or renew broadcast rights for such content. A decline in television ratings or programming time of FUNimation’s licensed properties could adversely affect FUNimation’s revenues.
FUNimation’s revenues are dependent on consumer preferences and demand.
     FUNimation’s business and operating results depend upon the appeal of its properties, product concepts and programming to consumers, including the popularity of anime in the United States market and trends in the toy, game and entertainment businesses. A decline in the popularity of its existing properties or the failure of new properties and product concepts to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on FUNimation’s business, financial condition and results of operations. Consumer preferences with respect to entertainment are continuously changing and are difficult to predict and can vary from months to years and entertainment properties often have short life cycles. There can be no assurances that:
•	any of FUNimation’s current properties, product concepts or programming will continue to be popular for any significant period of time;

•	any new properties, product concepts or programming FUNimation represents or produces will achieve an adequate degree of popularity; or

•	any property’s life cycle will be sufficient to permit FUNimation to profitably recover advance payments, guarantees, development, marketing, royalties and other costs.
     FUNimation’s failure to successfully anticipate, identify and react to consumer preferences could have a material adverse effect on FUNimation’s revenues, profitability and results of operations. In addition, changes in consumer preferences may cause its revenues and net income to vary significantly between comparable periods.
If we fail to meet our significant working capital requirements or if our working capital requirements increase substantially, our business and prospects could be adversely affected.
     As a distributor and publisher, we purchase and license products directly from manufacturers and content developers for resale to retailers. As a result, we have significant working capital requirements, principally to acquire inventory, procure licenses and finance accounts receivable. Our working capital needs will increase as our inventory, licensing activities and accounts receivable increase in response to our growth. In addition, license advances, prepayments to enhance margins, investments, and inventory increases to meet customer requirements could increase our working capital needs. The failure to obtain additional financing or maintain working capital credit facilities on reasonable terms in the future could adversely affect our business. In addition, if the cost of financing is too expensive or not available, it could require a reduction in our distribution or publishing activities.
     We rely upon bank borrowings to fund our general working capital needs and it may be necessary for us to secure additional financing in the future depending upon the growth of our business and the possible financing of additional acquisitions. If we were unable to borrow under our credit facility or otherwise unable to secure sufficient financing on acceptable terms or at all, our future growth and profitability could be adversely affected.

Product returns or inventory obsolescence could reduce our sales and profitability or negatively impact our liquidity.
     We maintain a significant investment in product inventory. Like other companies operating in our industry, product returns from our retail customers are significant when expressed as a percentage of revenues. Adverse financial or other developments with respect to a particular supplier or product could cause a significant decline in the value and marketability of our products, possibly making it difficult for us to return products to a supplier or recover our initial product acquisition costs. Under such circumstances, our sales and profitability, including our liquidity, could be adversely affected. We maintain a sales return reserve based on historical product line experience rates. There can be no assurance that our reserves will be adequate to cover potential returns.
We are subject to the risk that our inventory values may decline due to, among other things, changes in demand and that protective terms under our supplier agreements may not adequately cover the decline in values, which could result in lower gross margins or inventory write-downs.
     The demand for products that we sell and distribute is subject to rapid technological change, new and enhanced product specification requirements, consumer preferences and evolving industry standards. These changes may cause our inventory to decline substantially in value or to become obsolete which may occur in a short period of time. We generally are entitled to receive a credit from certain suppliers for products returned to us based upon the terms and conditions with those suppliers, including maintaining a minimum level of inventory of their products and limitations on the amount of product that can be returned and/or restocking fees. If major suppliers decrease or eliminate the availability of price protection or inventory returnability to us, such a change in policy could lower our gross margins or cause us to record inventory write-downs. We are also exposed to inventory risk to the extent that supplier protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill their protection obligations to us. As a result, these policies do not protect us in all cases from declines in inventory value or product demand. We offer no assurance that price protection or inventory returnability terms may not change or be eliminated in the future, that unforeseen new product developments will not materially adversely affect our revenues or profitability or that we will successfully manage our existing and future inventories.
     In our publishing business, prices could decline due to decreased demand and, therefore, there may be greater risk of declines in inventory value. To the extent that our publishing business has not properly reserved for inventory exposure or price reductions needed to sell remaining inventory, our profitability may suffer.
We have significant credit exposure and negative trends or other factors could cause us significant credit loss.
     We provide credit to our customers for a significant portion of our net sales. During the holiday season, certain of our retail customers may request and be granted extended payment terms. Extended terms could require additional borrowings under our credit facilities. We are subject to the risk that our customers will not pay for the products they have purchased. This risk may increase if our customers experience decreases in demand for their products and services or become less financially stable due to adverse economic conditions or otherwise. If there is a substantial deterioration in the collectibility of our receivables, our earnings and cash flows could be adversely affected.
     In addition, from time to time, we may make royalty advances, or loans to, or invest in , other businesses. These business or investment opportunities may not be successful, which could result in the loss of our invested capital.
We may not be able to adequately adjust our cost structure in a timely fashion in response to a decrease in net sales, which may cause our profitability to suffer.
     A significant portion of selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant downturn in net sales, we may not be able to exit facilities, reduce personnel, improve business processes, reduce inventory or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, if management is not be able to implement such actions in a timely manner or at all to offset a shortfall in net sales and gross profit, our profitability would suffer.

Our distribution and publishing businesses operate in highly competitive industries and compete with large national firms. Further competition, among other things, could reduce our sales volume and margins.
     The business of distributing home entertainment and multimedia products is highly competitive. Our competitors in the distribution business include other national and regional distributors as well as suppliers that sell directly to retailers. These competitors include the distribution affiliates of Time-Warner, Sony/BMG Music Entertainment, EMI, Ingram Micro and Tech Data Corporation. Our competitors in the publishing business include both independent national publishers as well as large international firms. These competitors include Ventura, Madacy, Direct Source, Platinum Image, Topics, Vivendi and Buena Vista. Certain of our competitors have substantially greater financial and other resources than we have. Our ability to compete effectively in the future depends upon a number of factors, including our ability to:
•	obtain exclusive national distribution contracts and licenses with independent music labels and manufacturers;

•	obtain proprietary publishing rights with various rights holders and brand owners;

•	maintain our margins and volume;

•	expand our sales through a varied range of products and personalized services;

•	anticipate changes in the marketplace including technological developments and consumer interest in our proprietary products; and

•	maintain operating expenses at an appropriate level.
     Our failure to perform adequately one or more of these tasks may materially harm our business.
     In addition, FUNimation’s business depends upon its ability to procure and renew agreements to license certain rights for attractive titles on favorable terms. Competition for attractive children’s anime and children’s entertainment content and television broadcasting slots is intense. FUNimation’s principal competitors in the anime sector are media companies such as AD Vision, 4Kids Entertainment, VIZ and Geneon and Japanese rights holders operating in the United States. FUNimation also competes with various toy companies, other licensing companies, and numerous others acting as licensing representatives and large media companies such as Disney and Time Warner. Many of FUNimation’s competitors have substantially greater resources than FUNimation and own or license properties which are more commercially successful than FUNimation’s properties. There are low barriers to enter the licensing and brand management business and therefore there is potential for new competitors to enter the market.
     Competition in the home entertainment and multimedia products industries is intense and is often based on price. Distributors generally experience low gross profit margins and operating margins. Consequently, our distribution profitability is highly dependent upon achieving effective cost and management controls and maintaining sales volumes. A material decrease in our margins or sales volumes would harm our financial results.
We depend on third party shipping and fulfillment companies for the delivery of our products.
     We rely almost entirely on arrangements with third party shipping and fulfillment companies, principally UPS and Federal Express, for the delivery of our products. The termination of our arrangements with one or more of these third party shipping companies, or the failure or inability of one or more of these third party shipping companies to deliver products on a timely basis from suppliers to us, or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales. Furthermore, an increase in amounts charged by these shipping companies could negatively affect our margins or earnings.
We depend on a variety of systems for our operations, and a failure of these systems could disrupt our business and harm our reputation and net sales and negatively impact our results of operations.
     We depend on a variety of systems for our operations. Certain of these systems are operated by third parties and their performance may be outside of our control. These systems support our operating functions, including inventory management, order processing, shipping, receiving and accounting. Any failures or significant downtime in our systems could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information.
     From time to time we may acquire other businesses having information systems and records, which may be converted and integrated into our information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because our information systems are comprised of a number of legacy, internally-developed applications, they can be harder to upgrade and may not be adaptable to commercially available software. As our needs for technology evolve, we may experience difficulty or significant cost in upgrading or significantly replacing our systems.
     We also rely on the Internet for a portion of our orders and information exchanges with our customers. The Internet and individual websites can experience disruptions and slowdowns. In addition, some websites have experienced security breakdowns. Our website could experience material breakdowns, disruptions or breaches in security. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information. This could cause us to lose business.
     We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of our products and services. Although we seek to enhance our customer information systems by adding new features, we offer no assurance that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.
Technology developments, particularly in the electronic downloading arena, may adversely affect our net sales, margins and results of operations.
     Home entertainment products have traditionally been marketed and delivered on a physical delivery basis. If, in the future, these products are increasingly marketed and delivered through technology transfers, such as electronic downloading through the Internet or similar delivery methods, then our retail and wholesale distribution business could be negatively impacted. As electronic downloading grows through Internet retailers, competition between suppliers to electronic retailers in traditional ways will intensify and likely negatively impact our net sales and margins. Furthermore, we may be required to spend significant capital to enter or participate in this delivery channel. If we are unable to develop necessary vendor and customer relationships to facilitate electronic downloading or if the terms of these arrangements differ from those related to our physical product sales, our business may be materially harmed.
We may not be successful in implementing our acquisition strategy, and future acquisitions could result in disruptions to our business by, among other things, distracting management time and diverting financial resources. Further, if we are unsuccessful in integrating acquired companies into our business, it could materially and adversely affect our financial condition and operating results.
     One of our growth strategies is the acquisition of complementary businesses. We may not be able to identify suitable acquisition candidates or, if we do, we may not be able to make such acquisitions on commercially acceptable terms or at all. If we make acquisitions, a significant amount of management’s time and financial resources may be required to complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the revenue, earnings or business synergies anticipated. Acquisitions involve numerous other risks, including assumption of unanticipated operating problems or legal liabilities, problems integrating the purchased operations, technologies or products, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with suppliers and customers, incorrect estimates made in the accounting for acquisitions and amortization of acquired intangible assets that would reduce future reported earnings (goodwill impairments), ensuring acquired companies’ compliance with the requirements of the Sarbanes-Oxley Act of 2002 and potential loss of customers or key employees of acquired businesses. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures they will be completed in a timely manner or achieve anticipated synergies, that they will be structured or financed in a way that will enhance our business or creditworthiness or that they will meet our strategic objectives or otherwise be successful. In addition, we may not be able to secure the financing necessary to consummate future acquisitions, and future acquisitions and investments could involve the issuance of additional equity securities or the incurrence of additional debt, which could increase dilution or harm our financial condition or creditworthiness.

Increased counterfeiting or piracy may negatively affect the demand for our home entertainment products.
     The recorded music and motion picture industries have been adversely affected by counterfeiting of audiocassettes, CDs and DVDs, piracy and parallel imports, and also by websites and technologies that allow consumers to illegally download and access music and video. Increased proliferation of these alternative access methods to these products could impair our ability to generate net sales and could cause our business to suffer.
We may not be able to successfully protect our intellectual property rights.
     We rely on a combination of copyright, trademark and other proprietary rights laws to protect the intellectual property we license. Third parties may try to challenge the ownership by us or our licensors of such intellectual property. In addition, our business is subject to the risk of third parties infringing on our intellectual property rights or those of our licensors and producing counterfeit products. We may need to resort to litigation in the future to protect our intellectual property rights or those of our licensors, which could result in substantial costs and diversion of resources and could have a material adverse effect on our business and competitive position.
Interruption of our business or catastrophic loss at any of our facilities could lead to a curtailment or shutdown of our business.
     We receive, manage and distribute our inventory from a centralized warehouse and distribution facility that is located adjacent to our corporate headquarters. An interruption in the operation of or in the service capabilities at this facility or our separate returns processing center as a result of equipment failure or other reasons could result in our inability to distribute products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage at such facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers and our relationship with such customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, violent weather conditions or other natural disasters. We may experience a shutdown of our facilities or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.
Future terrorist or military actions could result in disruption to our operations or loss of assets, in certain markets or globally.
     Future terrorist or military actions, in the U.S. or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, or other disruptions in our business, which could negatively affect our operating results. We do not carry insurance covering such terrorist or military actions, and even if we were to seek such coverage and such coverage were available, the cost likely would not be commercially reasonable.
Legislative actions, higher director and officer insurance costs and potential new accounting pronouncements are likely to cause our general and administrative expenses to increase and impact our future financial condition and results of operations.
     In order to comply with the Sarbanes-Oxley Act of 2002, as well as changes to the NASDAQ listing standards and rules adopted by the Securities and Exchange Commission, we have been required to strengthen our internal controls, hire additional personnel and retain additional legal, accounting and advisory services, all of which have caused and could continue to cause our general and administrative costs to increase. In addition, insurers have increased and could continue to increase premiums for our directors’ and officers’ insurance policies.
     Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to interpretation by various governing bodies, including the FASB, the Public Company Accounting Oversight Board (the “PCAOB”), and the SEC, who create and interpret appropriate accounting standards. A change from current accounting standards could have a significant adverse effect on our results of operations. For example, the FASB’s new guidance that addresses the accounting for share-based payments, FAS No. 123R. will become effective for the Company beginning in its first quarter of fiscal 2007. FAS 123R as amended requires compensation cost relating to all share-based payments to employees to be recognized in the financial statements based on their fair values. We currently expect the amount of share-based compensation expense related to the options outstanding and un-vested at March 31, 2006 included in operating expenses to be approximately $176,000 in fiscal 2007.

Any material weakness or significant deficiency in our internal controls may adversely affect our ability to report our financial results on a timely and accurate basis.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. In addition, our independent auditors must report on management’s evaluation as well as evaluate our internal control structure and procedures. As we disclosed in our “Management’s Report on Internal Control over Financial Reporting” set forth in Part II, Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the period ended March 31, 2005 and our discussion of “Internal Control over Financial Reporting” set forth in Part I, Item 4 “Controls and Procedures” of our quarterly filings on Form 10-Q and 10-Q/A for the periods ended June 30, 2005 and September 30, 2005, we concluded that our internal controls over financial reporting were not effective based on applicable evaluation criteria as of the end of these periods as a result of our identification of “material weaknesses” (as defined by the Public Company Accounting Oversight Board in its Auditing Standard No. 2, “An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements”). These material weaknesses related to the Company not maintaining effective controls over the accounting for certain compensation and severance arrangements, not maintaining effective controls over the accounting for income taxes and not maintaining effective controls over the identification and determination of appropriate accounting treatment for certain business relationships it had with entities that were variable interest entities under Financial Accounting Standards Board Interpretation Number 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). Although the Company believes it has remediated the stated material weaknesses in internal controls over financial reporting and strengthened its controls and procedures, if any of these efforts prove ineffective or if any additional material weaknesses are identified in the future, we may not be able to address these issues in a timely or efficient manner and our ability to report our financial results on a timely and accurate basis may be adversely affected.
Risks Relating to Indebtedness
The level of our indebtedness could adversely affect our financial condition.
     We have significant debt service obligations. As of March 31, 2006, our total indebtedness under our credit agreement is $80.1 million. We also have the ability to borrow an additional $25.0 million under this credit agreement.
     The level of our indebtedness could have important consequences. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	restrict us from making strategic acquisitions, acquiring new content or exploring other business opportunities;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	limit our flexibility in planning for, or reacting to, changes in our business and industry.
Our outstanding indebtedness bears interest at variable rates. Any increase in interest rates will reduce funds available to us for our operations and future business opportunities and will adversely affect our leveraged capital structure.
     Our debt service requirements will be impacted by changing interest rates. Of our $80.1 million in debt outstanding at March 31, 2006, $27.1 million is subject to variable interest rates, as the remaining portion is covered by an interest rate swap. A 100-basis point change in LIBOR would cause our projected annual interest expense to change by approximately $271,000. The fluctuation in our debt service requirements, in addition to interest rate changes, may be impacted by future borrowings under our credit facility or other alternative financing arrangements.
We may be unable to generate sufficient cash flow to service our debt obligations.
     Our ability to make payments on and to refinance our indebtedness and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future, which is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors that are beyond our control. Additionally, if the interest rate swap is removed or principal payments are made early, additional expense may be incurred.
     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit agreement in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.
     We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•	our financial condition at the time;

•	restrictions in our credit agreement or other outstanding indebtedness; and

•	other factors, including the condition of the financial markets or the distribution and publishing markets.

     As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.
We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our current indebtedness level.
     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our credit facility contains restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. Our revolving working capital credit facility provided pursuant to a credit agreement, permits total borrowings of up to an additional $25.0 million. In addition, our credit agreement will not prevent us from incurring certain other obligations. If we and our subsidiaries incur additional indebtedness or other obligations, the related risks that we and they face could be magnified.
Our credit agreement contains significant restrictions that limit our operating and financial flexibility.
     Our credit agreement requires us to maintain specified financial ratios and we may be unable to meet such ratios. All of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case we may not be able to repay all of our indebtedness.
Risks Relating to Our Common Stock
Our common stock price has been volatile. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable.
     The market price of our common stock has fluctuated significantly. We believe factors such as the market’s acceptance of our products and the performance of our business relative to market expectations, as well as general volatility in the securities markets, could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stock of many companies, which may not have been directly related to the operating performance of those companies. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable. During the period from April 1, 2005 to March 31, 2006, the last reported price of our common stock as quoted on the NASDAQ National Market ranged from a low of $3.45 to a high of $9.21.
The exercise of outstanding warrants and options may adversely affect our stock price.
     Our stock option plans authorize the issuance of options to purchase 7.7 million shares of our common stock. As of June 12, 2006, options and warrants to purchase 4,859,901 shares of our common stock were outstanding. Approximately 2,834,500 options and warrants were exercisable as of June 12, 2006. Warrants totaling 1,596,001 were issued in connection with the private placement completed in March 2006. Our outstanding options and warrants are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options and warrants. If holders of these outstanding options and warrants sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.
Our anti-takeover provisions, our ability to issue preferred stock and our staggered board may discourage takeover attempts that could be beneficial for our shareholders.
     We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which may have the effect of limiting third parties from acquiring significant amounts of our common stock without our approval. These laws, among others, may have the effect of delaying, deferring or preventing a third party from acquiring us or may serve as a barrier to shareholders seeking to amend our articles of incorporation or bylaws. Our articles of incorporation also permit us to issue preferred stock, which could allow us to delay or block a third party from acquiring us. The holders of preferred stock could also have voting and conversion rights that could adversely affect the voting power of the holders of the common stock. Finally, our articles of incorporation and bylaws divide our board of directors into three classes that serve staggered, three-year terms. Each of these factors could make it difficult for a third party to effect a change in control of us. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices typically available in takeover attempts or that may be available under a merger proposal.
     In addition, these measures may have the effect of permitting our current directors to retain their positions and place them in a better position to resist changes that our shareholders may wish to make if they are dissatisfied with the conduct of our business.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
     We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates and you sell your shares at a profit.
Our directors may not be held personally liable for certain actions, which could discourage shareholder suits against them.
     Minnesota law and our articles of incorporation and bylaws provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of us against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.
Other Risks
     We operate a large business in a continually changing environment that involves numerous risks and uncertainties. It is not reasonable for us to itemize all of the factors that could affect us and/or the products and services distribution industry or the publishing industry as a whole. Future events that may not have been anticipated or discussed here could adversely affect our business, financial condition, results of operations or cash flows.
     Thus, the foregoing is not a complete description of all risks relevant to our future performance, and the foregoing risk factors should be read and understood together with and in the context of similar discussions which may be contained in the documents that we file with the SEC in the future. We undertake no obligation to release publicly any revision to the foregoing or any update to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
USE OF PROCEEDS
     Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the periodic sales, if any, of the common stock covered by this prospectus.
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
     Our common stock, no par value, is traded on The NASDAQ National Market under the symbol “NAVR”. The following table presents the range of high and low closing sale prices for our stock for each period indicated as reported on The NASDAQ National Market. Such prices reflect inter-dealer prices, do not include adjustments for retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

	Quarter	High	Low
Fiscal 2006	First	$9.21	$6.73
	Second	8.40	5.65
	Third	6.61	3.51
	Fourth	6.53	3.45
Fiscal 2005	First	$14.39	$5.84
	Second	16.37	12.65
	Third	18.13	14.27
	Fourth	19.02	6.68
Fiscal 2004	First	$2.37	$1.67
	Second	3.00	1.96
	Third	7.13	2.74
	Fourth	7.44	5.85
     On July 25, 2006, the last reported sale price of our common stock on The NASDAQ National Market was $4.74 per share. At June 14, 2006, we had an estimated 700 common shareholders of record and an estimated 9,225 beneficial owners whose shares were held by nominees or broker dealers.

     Dividend Policy
     We have never declared or paid cash dividends on our common stock. We currently intend to retain all earnings for use in our business and do not intend to pay any dividends on our common stock in the foreseeable future.
CAPITALIZATION
     The following table sets forth our capitalization as of March 31, 2006 on an actual basis.
     Since March 31, 2006, there has been no material change in our capitalization.
     The following should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navarre” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of March 31,
2006
(In thousands)
Cash and cash equivalents	$14,296

Short-term debt	$5,115
Long-term debt	75,352
Other	—
Total long-term debt	75,352
Temporary equity — unregistered common stock, no par value; 5,699,998 issued and outstanding (1)	16,634
Shareholders’ equity:
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued, actual, and pro forma Common stock, no par value, 100,000,000 shares authorized; 29,911,097 shares issued and outstanding (2)	138,292
Accumulated deficit	(49,409)
Accumulated other comprehensive income (loss)	23

Total shareholders’ equity	88,906

Total capitalization	$186,007

(1)	This caption reflects the 5,699,998 shares issued in the private placement completed in March 2006 which is included as temporary equity until such time the common stock is registered.

(2)	The number of shares of our common stock is based on 35,611,095 shares (including the amounts in temporary equity) outstanding as of March 31, 2006, and excludes:
—	3,341,100 shares of common stock issuable as of March 31, 2006 upon the exercise of outstanding stock options under our option plans at exercise prices between $0.93 and $18.265 per share; and

—	an aggregate of 1,441,054 shares of common stock reserved for future issuance under our stock plans at the market value of our common stock at the date of grant; and

—	1,596,001 shares of common stock issuable as of March 31, 2006 upon the exercise of outstanding warrants held by Selling Shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of our financial condition results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Please refer to “Caution Regarding Forward-Looking Statements” included elsewhere in this prospectus for more information as well as “Risk Factors” for a description of important factors that could cause these differences.
Overview
     We are a distributor and publisher of physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club, CompUSA and Costco, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, our broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and to provide access to attractive retail channels for the publishers of such products.
     Historically, our business focused on providing distribution services for third party vendors. Over the past three years, we expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. By expanding our product offerings through such acquisitions, we believe that we can leverage both our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products, and enable content developers and publishers that we acquire to focus more on their core competencies.
     Our business is divided into three segments — Distribution, Publishing and Other.
     Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and independent and major motion picture studios. These vendors provide us with PC software, CD audio, DVD video, and video games and accessories which we, in turn, distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of value-added services including: vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec Corporation, Adobe Systems, Inc., McAfee, Inc., and Dreamcatcher Interactive, Inc.
     Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD video titles, and we package, brand, market and sell directly to retailers, third party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. (“Encore”), BCI Eclipse Company, LLC (“BCI”), FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”). Encore, which we acquired in July 2002, licenses and publishes personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Print Master, PC Tool’s Spyware Doctor, and Hoyle PC Gaming products. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. FUNimation, acquired on May 11, 2005, is a leading anime content provider in the United States and licenses and publishes titles such as Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samari Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.
Other. The other segment consists of a variable interest entity, Mix & Burn, Inc. (“Mix & Burn”), that was included in our consolidated results during the period commencing December 31, 2003 and ending December 31, 2005, in accordance with the provisions of FIN 46(R). During the three months ended December 31, 2005, the Company deconsolidated Mix & Burn, as the Company was no longer deemed to be the primary beneficiary of this variable interest entity.
Critical Accounting Policies and Estimates
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review and evaluate our estimates, including those related to customer programs and incentives, product returns, bad debt, inventories, long-lived assets including intangible assets, goodwill, income taxes, contingencies and litigation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.
     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.
Revenue Recognition
     We recognize revenue on products shipped when title and risk of loss transfers, delivery has occurred, the price to the buyer is determinable and collectibility is reasonably assured. We recognize service revenues upon delivery of the services. Service revenues represented less than 10% of total net sales for fiscal 2006, 2005 and 2004. Under specific conditions, we permit our customers to return products. We record a general reserve for sales returns and allowances against amounts due to reduce the net recognized receivables to the amounts we reasonably believe will be collected. These reserves are based on the application of our average historical gross profit percent against averages sales returns, sales discounts percent against average gross sales and specific reserves for marketing programs. Our actual sales return rates have averaged between 13% to 17% over the past three years. Although our past experience has been a good indicator of future reserve levels, there can be no assurance that our current reserve levels will be adequate in the future.
     Our distribution customers at times qualify for certain price protection benefits from our vendors. We serve as an intermediary to settle these amounts between vendors and customers. We account for these amounts as reductions of revenues with corresponding reductions in cost of sales.
     Our publishing business at times provides certain price protection, promotional monies, volume rebates and other incentives to customers. We record these amounts as reductions in revenue.
     FUNimation revenue is recognized upon meeting the recognition requirements of American Institute of Certified Public Accountants Statement of Position 00-2 (“SOP 00-2”) Accounting by Producers or Distributors of Films. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided for at the time of sale.
Production Costs and License Fees
     In accordance with accounting principles generally accepted in the United States and industry practice, the Company amortizes the costs of production using the individual-film-forecast method under which such costs are amortized for each title or group of titles in the ratio that revenue earned in the current period for such title bears to management’s estimate of the total revenues to be realized for such titles. All exploitation costs, including advertising and marketing costs are expensed as incurred.
     Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title or group of titles basis, which may result in a change in the rate of amortization and/or a write-down of the asset to estimated fair value. The Company determines the estimated fair value for properties based on the estimated future ultimate revenues and costs in accordance with SOP No. 00-2.
     Any revisions to ultimate revenues can result in significant quart-to-quarter end year-to-year fluctuation in production cost write-downs and amortization. The commercial potential of individual films varies dramatically, and is not directly correlated with production or acquisition costs. Therefore, it is difficult to predict or project the impact that individual films will have on the Company’s results of operations. Significant fluctuations in reported income or loss can occur, particularly on a quarterly basis, depending on the release schedules, broadcast dates, the timing of advertising campaigns and the relative performance of the individual films.

     License fees represent advance license/royalty payments made to program suppliers for exclusive distribution rights. A program supplier’s share of distribution revenues (“Participation Cost”) is retained by the Company until the share equals the license fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License fees are amortized as recouped by the Company which equals participation/royalty costs earned by the program suppliers. Participation/royalty costs are accrued/expensed in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title, as defined by SOP 00-2. When estimates of total revenues and costs indicate that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on cash flows, in the period when estimated.
Allowance for Doubtful Accounts
     We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We make estimates of the uncollectibility of our accounts receivable balances with independent labels. In determining the adequacy of our allowances, we analyze customer financial statements, historical collection experience, aging of receivables, substantial down-grading of credit scores, bankruptcy filings, and other economic and industry factors. Although we utilize risk management practices and methodologies to determine the adequacy of the allowance, it is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts. Our largest collection risks exist for retail customers that are in bankruptcy, or at risk of bankruptcy, such as the bankruptcy of a major retailer in fiscal 2006 which resulted in a write-off of $12.2 million. If customer circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due could be reduced by a material amount.
Goodwill and Intangible Assets
     We review goodwill for potential impairment annually for each reporting unit or when events or changes in circumstances indicate the carrying value of the goodwill might exceed its current fair value. We have no goodwill associated with our distribution segment, while our publishing segment has goodwill. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analysis. These types of analyses require us to make certain assumptions and estimates regarding industry economic factors and the profitability of future business strategies. We conduct impairment testing at least once annually based on our most current business strategy in light of present industry and economic conditions, as well as future expectations. Our goodwill consisted of $81.2 million and $9.8 million as of March 31, 2006 and 2005, respectively. If the operating results for our publishing segment deteriorate considerably and are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge that could be material.
     We also assess potential impairment of goodwill and intangible assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. The amount of impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors which may cause impairment include negative industry or economic trends and significant underperformance relative to historical or projected future operating results.
Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and amortizable intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. If our results from operations deteriorate considerably and are not consistent with our assumptions, we may be exposed to a material impairment charge.
Inventory Valuation
     Our inventories are recorded at the lower of cost or market. We use certain estimates and judgments to properly value inventory. We monitor our inventory to ensure that we properly identify inventory items that are slow-moving and non-returnable, on a timely basis. A significant risk in our distribution business is product that has been purchased from vendors that cannot be sold at full distribution prices and is not returnable to the vendors. A significant risk in our publishing business is that certain products may run out of shelf life and be returned by our customers. Generally, these products can be sold in bulk to a variety of liquidators. We establish reserves for the difference between carrying value and estimated realizable value in the periods when we first identify the lower of cost or market issue. If future demand or market conditions are less favorable than current analyses, additional inventory write-downs or reserves may be required and would be reflected in cost of sales in the period the determination is made.
Income Taxes
     Income taxes are recorded under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. In the preparation of our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. Management reviews its deferred tax assets for recoverability on a quarterly basis and assesses the need for valuation allowances. These deferred tax assets are evaluated by considering historical levels of income, estimates of future taxable income streams and the impact of tax planning strategies. A valuation allowance is recorded to reduce deferred tax assets when it is determined that it is more likely than not that we would not be able to realize all or part of our deferred tax assets. We carried a valuation allowance against our net deferred tax assets at March 31, 2006 of $1.0 million, and a valuation allowance against our net deferred tax assets at March 31, 2005 related to the variable interest entity (“VIE”), Mix & Burn, of $974,000. We expect to operate on a fully taxable basis for fiscal 2007.
Contingencies and Litigation
     There are various claims, lawsuits and pending actions against us. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated using a range within which no point is more probable than another, the minimum estimated liability is recorded. Based on current available information, we believe that the ultimate resolution of existing actions will not have a materially adverse effect on our consolidated financial statements (see Note 21 to our consolidated financial statements). As additional information becomes available, we assess any potential liability related to existing actions and may need to revise our estimates. Future revisions of our estimates could materially impact our consolidated results of operations, cash flows or financial position.
Reconciliation of GAAP Net Sales to Net Sales Before Inter-Company Eliminations
     In evaluating our financial performance and operating trends, management considers information concerning our net sales before inter-company eliminations of sales that are not prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. Management believes these non-GAAP measures are useful because they provide supplemental information that facilitates comparisons to prior periods and for the evaluations of financial results. Management uses these non-GAAP measures to evaluate its financial results, develop budgets and manage expenditures. The method the Company uses to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Net sales before inter-company eliminations has limitations as a supplemental measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. The following table represents a reconciliation of GAAP net sales to net sales before inter-company eliminations:

	Year Ended
(Unaudited)	March 31,	March 31,	March 31,
(In thousands)	2006	2005	2004
Net sales
Distribution	$621,739	$556,927	$444,743
Publishing	127,612	95,777	46,177
Other	424	352	—

Net sales before inter—company eliminations	749,775	653,056	490,920
Inter—company eliminations	(63,649)	(56,441)	(20,043)

Net sales as reported	$686,126	$596,615	$470,877

Results Of Operations
     The following table sets forth for the periods indicated, the percentage of net sales represented by certain items included in our “Consolidated Statements of Operations.”

	Fiscal Years Ended March 31,
	2006	2005	2004
Net sales:
Distribution	90.6%	93.3%	94.4%
Publishing	18.6	16.1	9.8
Other	0.1	0.1	—
Elimination of sales	(9.3)	(9.5)	(4.2)

Total net sales	100.0	100.0	100.0
Cost of sales — exclusive of depreciation and amortization	84.4	84.7	87.7

Gross profit	15.6	15.3	12.3
Selling and marketing	4.3	3.6	3.6
Distribution and warehousing	1.5	1.5	1.3
General and administrative	6.4	8.0	5.5
Bad debt	1.7	—	—
Depreciation and amortization	1.3	0.6	0.4

Total operating expenses	15.2	13.7	10.8

Income from operations	0.4	1.6	1.5
Interest expense	(1.6)	(0.1)	(0.1)
Interest income	0.1	0.1	0.1
Debt extinguishment	—	—	(0.2)
Deconsolidation of variable interest entity	0.3	—	—
Warrant expense	(0.1)	—	—
Other income (expense), net	0.1	—	—

Net (loss) income, before tax	(0.8)	1.6	1.3

Tax benefit	0.3	0.1	0.1

Net (loss) income	(0.5)%	1.7%	1.4%

     Certain information in this section contains forward-looking statements. Our actual results could differ materially from the statements contained in the forward-looking statements as a result of a number of factors, including risks and uncertainties inherent in our business, dependency upon key employees, the seasonality of our business, dependency upon significant customers and vendors, erosions in our gross profit margins, dependency upon bank borrowings, obtaining additional financing when required, dependency upon software developers and manufacturers, dependency upon recording artists, risks of returns and inventory obsolescence, effect of technology developments, effect of free music downloads, change in retailers methods of distribution and the possible volatility of our stock price. See also “Risk Factors” in this Form S-1.
Distribution Segment
     The distribution segment distributes PC software, video games, accessories, major label music, and DVD video, as well as independent music.
Fiscal 2006 Results Compared With Fiscal 2005
     Net Sales
     Net sales for the distribution segment were $621.7 million (before intercompany eliminations) for fiscal 2006 compared to $556.9 million (before intercompany eliminations) for fiscal 2005. The $64.8 million or 11.6% increase in net sales for fiscal 2006 was principally due to increases in sales in all categories, except for major label music as the Company exited this category in fiscal 2006. Sales increased by $9.6 million due to the transfer of a third party software products distribution relationship with a major mass merchandiser from the publishing segment. Sales also increased in the software product group to $448.7 million for fiscal 2006 compared to $399.3 million for fiscal 2005. The increase in net sales in this product group was primarily due to continued increases in a variety of software categories, including internet security utility products where sales remained strong due to continued demand. DVD video grew to $52.8 million for fiscal 2006 from $38.9 million in fiscal 2005 and video games increased to $39.9 million in fiscal 2006 from $30.0 million in fiscal 2005, due to increased publisher and customer rosters and strong releases throughout the year.

Independent music net sales increased to $71.9 million from $64.8 million in the prior year due to significant title releases during fiscal 2006. Major label music net sales decreased to $8.4 million for fiscal 2006 from $23.9 million for fiscal 2005 due to a change in buying patterns at a major retailer and the Company’s decision to exit this category during fiscal 2006. The Company exited the major label music category to focus its resources on other product categories. The Company believes future sales increases will be dependent upon the Company’s ability to continue to add new, appealing content and the strength of the retail environment.
     Gross Profit
     Gross profit for the distribution segment was $59.6 million or 9.6% of net sales for fiscal 2006 compared to $59.9 million or 10.8% of net sales for fiscal 2005. The decrease in gross profit as a percent of net sales for fiscal 2006 was primarily due to the write-off of balances related to an independent music labels and higher sales of products with lower gross margins, such as video games. We typically incur lower operating costs as a result of the non-returnable nature of the terms of sales related to the video games category. As sales in the video games product category increase, as a portion of our total net sales, we anticipate a continued reduction in our overall gross margin percent. We expect gross profit to fluctuate depending upon the make-up of product sold in each quarter. To the extent we continue to grow the distribution segment’s share of legacy products from large vendors at a rate faster than certain entertainment products from the smaller vendors, we would expect an overall margin decrease.
     Operating Expenses
     Total operating expenses for the distribution segment were $68.2 million or 11.0% of net sales for fiscal 2006 compared to $62.1 million or 11.2% of net sales for fiscal 2005. Overall expenses for selling and marketing and bad debt expense increased, which were partially offset by a decrease in general and administrative expenses.
     Selling and marketing expenses for the distribution segment were $17.3 million or 2.8% of net sales for fiscal 2006 compared to $14.4 million or 2.6% of net sales for fiscal 2005. The increase as a percent of net sales for fiscal 2006 resulted primarily from increased sales freight costs and commissions. Freight costs as a percent of net sales, increased to 1.8% for fiscal 2006 compared to 1.7% for fiscal 2005. The increased expense incurred in freight costs was primarily due to changes in customer shipping requirements, such as shipment of product to store locations versus distribution centers and fuel surcharges. Sales commissions increased due to charges relating to merchandising services at a major mass merchandiser.
     Distribution and warehousing expenses for the distribution segment were $10.1 million or 1.6% of net sales for fiscal 2006 compared to $8.8 million or 1.6% of net sales for fiscal 2005.
     General and administration expenses for the distribution segment consist principally of executive, accounting and administrative personnel and related expenses, including professional fees. General and administration expenses for the distribution segment were $29.8 million or 4.8% of net sales for fiscal 2006 compared to $36.7 million or 6.6% of net sales for fiscal 2005. Fiscal 2005 included $2.5 million of incentive-based deferred compensation expense related to the CEO’s employment agreement and $5.8 million to acquire the remaining twenty percent ownership position in Encore. The decrease from fiscal 2005 is also due to a reduction in bonus expense of approximately $1.9 million due to the overall performance of the Company. These decreases were partially offset by an increase in professional and legal fees of approximately $800,000 and an increase in employee health benefits of approximately $1.0 million.
     Bad debt expense was $8.8 million or 1.4% as a percent of net sales for fiscal 2006 compared to $330,000 for fiscal 2005. The increase was due to the write-off of an accounts receivable of $9.0 million due to the bankruptcy of a major retailer. This was partially offset by some recoveries of other accounts receivable.
     Depreciation and amortization for the distribution segment was $2.2 million for fiscal 2006 compared to $1.8 million for fiscal 2005. The increase is principally due to the new warehouse system and equipment.
     Net operating loss for the distribution segment was $8.6 million for fiscal 2006 compared to a net operating loss of $2.2 million for fiscal 2005.

Fiscal 2005 Results Compared With Fiscal 2004
     Net Sales
     Net sales for the distribution segment were $556.9 million (before intercompany eliminations) for fiscal 2005 compared to $444.7 million (before intercompany eliminations) for fiscal 2004. The 25.2% increase in net sales for fiscal 2005 was primarily due to increases in the software and video games product groups. Sales increased in the software product group to $399.3 million for fiscal 2005 compared to $311.9 million for fiscal 2004. The increase in net sales in this product group was primarily due to continued increases in a variety of software categories, including internet security utility products where sales remained strong due to continued demand. Major label music and DVD video was $62.8 million in fiscal 2005 compared to $49.3 million in fiscal 2004. The increase in net sales in this product group was primarily due to the addition of new customers and store openings of existing customers. Video games increased to $30.1 million in fiscal 2005 compared to $21.8 million in fiscal 2004 due to an increase in penetration of our existing customer base. Independent music increased to $64.7 million in fiscal 2005 compared to $61.7 million in fiscal 2004 due to additional growth from catalog product sales as well as sales resulting from new label relationships.
     Gross Profit
     Gross profit for the distribution segment was $59.9 million or 10.8% of net sales for fiscal 2005 compared to $48.7 million or 11.0% of net sales for fiscal 2004. The slight decrease in gross profit as a percent of net sales for fiscal 2005 was due to higher sales of products with lower gross margins, such as video games. We typically incur lower operating costs as a result of the “one-way” terms of sales related to the video games category.
     Operating Expenses
     Total operating expenses for the distribution segment were $62.1 million or 11.2% of net sales for fiscal 2005 compared to $39.4 million or 8.9% of net sales for fiscal 2004.
     Overall, certain operating expenses increased in fiscal 2005; particularly, information technology, freight and warehouse expenses related to the new warehouse and certain warehouse operating systems. The increased expense incurred in these areas was due to movement of product between warehouses, expedited freight to customers in connection with the transition to the new warehouse and information technology systems, warehouse labor costs related to additional movement of product, information technology programming labor and programming costs, and the building of racks. These operating expenses were approximately 0.6% higher during fiscal 2005 than during the prior fiscal year.
     Selling and marketing expenses for the distribution segment were $14.4 million or 2.6% of net sales for fiscal 2005 compared to $10.4 million or 2.3% of net sales for fiscal 2004. The increase in selling and marketing expenses for fiscal 2005 is primarily a result of costs increasing in relation to increased net sales and higher freight costs incurred during the transition to the new warehouse.
     Distribution and warehousing expenses for the distribution segment were $8.8 million or 1.6% of net sales for fiscal 2005 compared to $6.0 million or 1.3% of net sales for fiscal 2004. The increase in distribution and warehousing expense was primarily due to the new warehouse and implementation of the new warehouse operating system.
     General and administration expenses for the distribution segment consist principally of executive, accounting and administrative personnel and related expenses, including professional fees. General and administration expenses for the distribution segment were $37.1 million or 6.7% of net sales for fiscal 2005 compared to $21.7 million or 4.9% of net sales for fiscal 2004. The increase in general and administration expenses was primarily due to compensation expense of $5.8 million to acquire the remaining twenty percent ownership position in Encore, incentive-based deferred compensation expense of $2.5 million and compensation expense of $288,000 related to the CEO’s employment agreement, $388,000 related to a former CFO’s separation agreement, expense of $1.2 million related to Sarbanes-Oxley Act of 2002 compliance and FUNimation transaction expenses of $578,000.
     Depreciation and amortization for the distribution segment was $1.8 million for fiscal 2005 compared to $1.3 million for fiscal 2004. This increase was due to the new warehouse and warehouse systems.
     We had a net operating loss for the distribution segment of $2.2 million for fiscal 2005 compared to net income of $9.3 million for fiscal 2004.

Publishing Segment
     The publishing segment includes Encore, BCI and FUNimation. We acquired FUNimation on May 11, 2005, the assets of BCI on November 3, 2003 and the assets of Encore on July 31, 2002. Results are included from dates of acquisition.
Fiscal 2006 Results Compared With Fiscal 2005
     Net sales for the publishing segment were $127.6 million (before intercompany eliminations) for fiscal 2006 and $95.8 million (before intercompany eliminations) for fiscal 2005. Of the change in net sales, FUNimation contributed $37.2 million during fiscal 2006. The transfer of a third-party software products distribution relationship with a major mass merchandiser from the publishing segment to the distribution segment in fiscal 2005, accounted for a $9.6 million decrease in fiscal 2006 net sales. The publishing segment benefited from a strong performance of the new release, He-Man and the Masters of the Universe DVD and new versions of Print Shop and Print Master, during fiscal 2006.
     Gross profit for the publishing segment was $47.4 million or 37.1% as a percent of net sales for fiscal 2006 and $31.4 million or 32.8% as a percent of net sales for fiscal 2005. The gross margin rate increase was primarily due to the transfer of a third-party software products distribution arrangement with a mass merchandiser carrying lower than average profit margins to the distribution segment in fiscal year 2005. In addition, FUNimation’s product mix increased profit margins for fiscal 2006.
     Operating expenses for the publishing segment were $34.5 million, or 27.0% of net sales, for fiscal 2006 and $17.3 million, or 18.1% of net sales for fiscal 2005. The expense increase in fiscal 2006 was primarily due to the addition of FUNimation in May 2005, which added $17.8 million in additional expense, including $5.0 million of period amortization of intangibles related to purchase accounting and the write-off of an accounts receivable of $3.2 million due to the bankruptcy of a major retailer. Amortization expense was reduced by $2.2 million based on the adjusted purchase price allocation in the fourth quarter of fiscal 2006. The increase is also due to the advertising and marketing of new front line products, primarily He-Man and the Masters of the Universe DVD. These increases were partially offset by a reduction in bonus expense of approximately $850,000 due to the performance of the Company.
     The publishing segment had operating income of $12.9 million for fiscal 2006 and operating income of $14.0 million for fiscal 2005.
Fiscal 2005 Results Compared With Fiscal 2004
     Net sales for the publishing segment were $95.8 million (before intercompany eliminations) for fiscal 2005 and $46.2 million (before intercompany eliminations) for fiscal 2004. Fiscal 2005 included a full year of Encore and BCI revenues, whereas fiscal 2004 only included a full year of Encore revenues and five months of BCI revenues. Additionally, on April 1, 2004 Encore signed a multi-year, multi-license agreement with Riverdeep Inc. The Riverdeep license significantly increased publishing segment revenue during fiscal 2005. A significant portion of the net sales increase was due to increased sales in our Encore business.
     Gross profit for the publishing segment was $31.4 million or 32.8% as a percent of net sales for fiscal 2005 and $9.3 million or 20.1% as a percent of net sales for fiscal 2004. The lower gross profit in fiscal year 2004 was primarily due to an impairment charge for $5.6 million related to software development costs.
     Operating expenses for the publishing segment were $17.3 million, or 18.1% of net sales, for fiscal 2005, including $17.1 million for sales and marketing expenses, $8.5 million for general and administration expenses and $1.7 million for depreciation and amortization expense. For fiscal 2004, operating expenses were $11.2 million, or 24.2% of net sales, including $6.5 million for sales and marketing expenses, $4.0 million for general and administration expenses and $673,000 for depreciation and amortization expense. The 6.1% increase of net sales is a result of operating efficiencies.
     The publishing segment had operating income of $14.0 million for fiscal 2005 and $1.9 million for fiscal 2004.
Other Segment
     The other segment included the operations of Mix & Burn, a separate corporation whose operations were consolidated with our financial results during the period commencing December 31, 2003 in accordance with the provisions of FIN 46(R). The variable interest entity was deconsolidated as of December 1, 2005 due to the Company’s determination that we were no longer the primary beneficiary as defined by FIN 46(R). Mix & Burn designs and markets digital music delivery services for music and other specialty retailers.
Fiscal 2006 Results Compared With Fiscal 2005
     Net sales for the other segment were $424,000 (before intercompany eliminations) for fiscal 2006 and $352,000 (before intercompany eliminations) for fiscal 2005. Gross profit for the other segment was $81,000 or 19.6% as a percent of net sales for fiscal 2006 and $65,000 or 18.5% as a percent of net sales for fiscal 2005. Total operating expenses for the other segment were $1.7 million for fiscal 2006 and $2.2 million for fiscal 2005. The other segment had operating losses of $1.8 million for fiscal 2006 and operating losses of $2.2 million for fiscal 2005.
Fiscal 2005 Results Compared With Fiscal 2004
     Net sales for the other segment were $352,000 (before intercompany eliminations) for fiscal 2005 and zero (before intercompany eliminations) for fiscal 2004. Gross profit for the other segment was $65,000 or 18.5% as a percent of net sales for fiscal 2005 and zero for fiscal 2004. Operating expenses for the other segment were $2.2 million for fiscal 2005 and $343,000 for fiscal 2004. The other segment had operating losses of $2.2 million for fiscal 2005 and operating losses of $343,000 for fiscal 2004.
Consolidated Other Income and Expense for All Periods
     Other income and expense, net, increased to expense of $8.0 million in fiscal 2006 from expense of $551,000 in fiscal 2005. Interest expense was $11.2 million for fiscal 2006 compared to $783,000 for fiscal 2005. The increase in interest expense for fiscal 2006 is a result of financing the FUNimation acquisition through bank debt and the write-off of debt acquisition costs of $239,000 associated with the previous debt agreement. Other income for fiscal 2006 consisted primarily of a vendor contract buy-out of $375,000, a gain on interest rate swaps of $623,000 and interest income of $777,000. This category in fiscal 2006 also included other income of $1.9 million related to the deconsolidation of the variable interest entity and $342,000 of warrant expense related to the March 2006 private placement.
     Other income and expense, net, decreased to expense of $551,000 in fiscal 2005 from expense of $836,000 in fiscal 2004. Interest expense was $783,000 for fiscal 2005 compared to $378,000 for fiscal 2004. Other expense in fiscal 2004 included debt extinguishment costs of $908,000.
Consolidated Income Tax Benefit for All Periods
     We recorded an income tax benefit for fiscal 2006 of $2.0 million, an income tax benefit of $1.0 million for fiscal 2005, and an income tax benefit of $583,000 for fiscal 2004. We utilized a portion of the existing net operating loss carryforwards in fiscal 2005 and fiscal 2004.
Consolidated Net Income (Loss) for All Periods
     Net (loss) income for the fiscal years 2006, 2005 and 2004 were $(3.2) million, $10.2 million and $6.8 million, respectively.
Market Risk
     Market Risk. Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity will result in losses for a certain financial instrument or group of financial instruments. We do not hold or issue financial instruments for trading purposes, and do not enter into forward financial instruments to manage and reduce the impact of changes in foreign currency rates because we have few foreign relationships and substantially all of our foreign transactions are negotiated, invoiced and paid in U.S. dollars. Based on the controls in place and the relative size of the financial instruments entered into, we believe the risks associated with not using these instruments will not have a material adverse effect on our consolidated financial position or results of operations.
     Interest Rate Risk. Our exposure to changes in interest rates results primarily from borrowings used to fund the FUNimation acquisition. The Company uses derivative financial instruments to manage the interest rate risks associated with a portion of its variable interest rate indebtedness. As of March 31, 2006 we had $80.1 million of indebtedness, of which approximately $27.1 million was subject to interest rate fluctuations. Based on these borrowings subject to interest rate fluctuations outstanding on March 31, 2006, a 100-basis point change in LIBOR would cause the Company’s annual interest expense to change by $271,000.

     Foreign Currency Risk. We have a limited number of foreign transactions. Substantially all of our foreign transactions are negotiated, invoiced and paid in U.S. dollars. Therefore, fluctuations in the value of the dollar as compared to other foreign currencies have not had an effect on us.
Seasonality and Inflation
     Quarterly operating results are affected by the seasonality of our business. Specifically, our third quarter (October 1-December 31) typically accounts for our largest quarterly revenue figures and a substantial portion of our earnings, although the percentage of net sales and earnings has declined over the past fiscal years. In fiscal 2006 our third quarter earnings were not in line with our earnings trends primarily due to the impact of the bankruptcy of a major retailer and the write-off of balances of an independent label. As a distributor of products ultimately sold to retailers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday selling season. Inflation is not expected to have a significant impact on our business, financial condition or results of operations since we can generally offset the impact of inflation through a combination of productivity gains and price increases.
Liquidity and Capital Resources
Cash Flow Analysis
     Operating Activities
     Cash used in operating activities for fiscal 2006 totaled $7.3 million and for fiscal 2005 totaled $2.5 million, while cash provided from operating activities totaled $9.0 million in fiscal 2004.
     The net cash used in operating activities for fiscal 2006 mainly reflected our net loss, combined with various non-cash charges, including depreciation and amortization of $17.1 million, deferred taxes of $2.3 million, change in deferred revenue of $1.0 million, and a gain from the deconsolidation of Mix & Burn of $1.9 million, offset by our working capital demands. Changes in the following operating assets and liabilities are net of the effect of the addition of the FUNimation assets and liabilities due to the acquisition: accounts receivable decreased by $8.5 million, reflecting the focus on managing working capital; inventories increased by $2.7 million, primarily reflecting higher inventories required by the Company’s $89.5 million net sales increase ; prepaid expenses increased by $1.3 million, primarily reflecting royalty advances in the publishing segment; production costs and license fees increased $3.0 million and $11.3 million, respectively, due primarily to new content acquisitions and income taxes receivable increased $4.4 million primarily due to timing of required tax payments.
     The net cash used in fiscal 2005 mainly reflected our net earnings, combined with various non-cash charges, including depreciation and amortization of $3.9 million and executive and stock compensation expense of $8.6 million, deferred taxes of $4.8 million, and tax benefit from employee stock plans of $2.4 million, offset by our working capital demands. Accounts receivable increased by $14.5 million, reflecting the growth in sales for fiscal 2005. Inventories increased by $10.7 million, reflecting the higher inventories required by the Company’s increased sales activities. Prepaid expenses increased by $5.9 million, primarily reflecting royalty advances in the publishing business. Accounts payable increased $4.4 million, primarily as a result of increased inventory. Accrued expenses increased $6.0 million as a result of increased bonuses and royalties payable resulting from increased profitability and sales.
     The net cash provided in fiscal 2004 reflected our net earnings, combined with various non-cash charges, including depreciation and amortization of $2.1 million, executive and stock compensation expense of $2.4 million and impairment of capitalized software development costs of $5.6 million, partially offset by our working capital demands. Accounts receivable increased by $5.2 million, inventories increased by $4.3 million, and prepaids increased by $10.3 million, which were offset by the increase in accounts payable of $13.1 million, which were a result of the Company’s increased profitability and sales.
     Investing Activities
     Cash flows used in investing activities totaled $91.0 million, $3.7 million and $16.7 million in fiscal 2006, 2005 and 2004, respectively.

     Acquisition of property and equipment totaled $2.9 million, $9.4 million and $5.0 million in fiscal 2006, 2005 and 2004 respectively. Purchases of assets in fiscal 2005 primarily related to the new warehouse and warehouse system. In fiscal 2005, the purchases of fixed assets were offset by $6.4 million in proceeds from the sale and leaseback of our new building. Purchase of intangible assets totaled $644,000, $608,000 and $1.2 million for fiscal 2006, 2005 and 2004, respectively.
     Acquisition of businesses totaled $87.1 million for fiscal 2006. In May 2005 the Company completed the acquisition of FUNimation, a leading home video distributor and licensor of Japanese animation and children’s entertainment in the United States. The Company completed this acquisition to continue to build its catalog of content and grow the publishing segment.
     Acquisition of businesses totaled $10.5 million for fiscal 2004. In November 2003, the Company completed the acquisition of the assets of BCI, a provider of niche DVD and video products and in-house produced CDs and DVDs. This transaction was made to enable the Company to provide expanded content.
     Financing Activities
     Cash flows provided from financing activities totaled $97.0 million, $7.3 million and $11.8 million for fiscal 2006, 2005 and 2004, respectively.
     The Company recorded proceeds from notes payable of $141.1 million for fiscal 2006 and debt issuance costs of $3.1 million. The Company recorded $59.9 million in repayments on notes payable, net proceeds from the 2006 private placement of $18.5  million and proceeds from the exercise of common stock options and warrants of $455,000 for fiscal 2006. The Company recorded net repayments on notes payable of $651,000, proceeds from exercise of common stock options and warrants of $8.2 million, and debt issuance costs of $527,000 for fiscal 2005. The Company recorded proceeds from the exercise of common stock options and warrants of $814,000, $11.7 million from the net proceeds of the sale of common stock, net payments on notes payable of $422,000 and debt acquisition costs of $375,000 in fiscal 2004.
Capital Resources
     In October 2001, we entered into a credit agreement with General Electric Capital Corporation as administrative agent, agent and lender, and GECC Capital Markets Group, Inc. as Lead Arranger, for a three year, $30.0 million revolving credit facility for use in connection with our working capital needs. In June 2004, this credit agreement was amended and restated to, among other things, provide for two senior secured revolving sub-facilities: a $10.0 million revolving acquisition sub-facility, and a $40.0 million revolving working capital sub-facility. The revolving working capital sub-facility allowed for borrowing up to $40.0 million, subject to a borrowing base requirement, and required that we maintain a minimum excess availability of at least $10.0 million. In addition to the provision for the two senior secured revolving sub-facilities, this credit agreement allowed for up to $10.0 million of the revolving working capital facility to be used for acquisitions, providing us with an aggregate revolving acquisition availability of up to $20.0 million, subject to a borrowing base requirement. The working capital revolving credit facility included borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans. Under the amended and restated credit agreement, the maturity date of the revolving working capital facility was December 2007 and the maturity date of the revolving acquisition facility was June 2006.
     The credit agreement was amended and restated in its entirety on May 11, 2005 in order to provide the Company with funding to complete the FUNimation acquisition and was again amended and restated in its entirety on June 1, 2005. The credit agreement currently provides a six-year $115.0 million Term Loan B sub-facility, a $25.0 million five and one-half year Term Loan C sub-facility, and a five-year revolving sub-facility for up to $25.0 million. The entire $115.0 million of the Term Loan B sub-facility was drawn upon on May 11, 2005 and the entire $25.0 million of the Term Loan C sub-facility was drawn at June 1, 2005. The revolving sub-facility of up to $25.0 million is available to the Company for its working capital and general corporate needs. The revolving sub-facility has no borrowing base requirement.
     During fiscal 2006 we received proceeds of $140.0 million from the Term Loan B sub-facility and the Term Loan C sub-facility in conjunction with the FUNimation acquisition. The revolving sub-facility of up to $25.0 million is available to the Company for its working capital and general corporate needs. Through March 31, 2006, the Company has paid down the $25.0 million Term Loan C sub-facility in full and repaid $34.9 million of the principal amount owed on the Term Loan B sub-facility. At March 31, 2006 there were no amounts outstanding on the revolving sub-facility and the Company did not draw on the revolving sub-facility during fiscal 2006.

     The loans under our senior credit facilities are guaranteed by our subsidiaries and are secured by a first priority security interest in all of our assets and in all of the assets of our subsidiary companies, as well as the capital stock of our subsidiary companies. During fiscal year 2006, the Company entered into several amendments to these credit facilities that, among other things, permitted the Company to (i) enter into an agreement with the FUNimation sellers that resulted in a reduction to the purchase price paid to these parties; and (ii) use the proceeds received in the March 2006 private placement, together with other available cash on hand, to pay down the Term Loan C sub-facility.
     Under the credit agreement we are required to meet certain financial and non-financial covenants. Non-financial covenants include, but are not limited to, restrictions on the amounts the Company may lend to its subsidiaries and affiliates. The financial covenants include a variety of financial metrics that are used to determine our overall financial stability and include limitations on our capital expenditures, a minimum ratio of EBITDA to fixed charges, and a maximum of indebtedness to EBITDA. We were in compliance with all the covenants related to the credit facility on March 31, 2006.
Liquidity
     During fiscal 2006, we had two significant transactions, which included the following:
During March 2006, we completed a private placement in which we sold 5,699,998 shares of common stock and issued 1,425,001 shares issuable upon exercise of five year warrants exercisable at $5.00 (excluding 171,000 placement agent warrants). We sold the shares in the private placement to the selling shareholders for $3.50 per share for total proceeds of approximately $20.0 million and net proceeds after expenses of approximately $18.5 million. The per share sales price of $3.50 represented a discount of approximately 8.4% of the closing price of our common stock on the date the purchase was completed. Net proceeds from the private placement, and additional cash reserves, were used to repay the Term Loan C sub-facility of the Credit Agreement.
On May 11, 2005 we acquired 100% of the general and limited partnership interests of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”). As consideration for the acquisition of FUNimation, the sellers of FUNimation received $100.4 million in cash, subject to post-closing adjustments not to exceed $5.0 million and excess cash as defined in the purchase agreement, and 1,827,486 shares of Company common stock. In addition, during the five-year period following the closing of the transaction, we may pay up to an additional $17.0 million in cash to the FUNimation sellers if they achieve certain agreed-upon financial targets relating to the FUNimation business. This acquisition cost was funded with the debt structure discussed herein. During February 2006, the Company received approximately $11.1 million in purchase price adjustments related to the FUNimation acquisition.
     Our normal business was affected by the bankruptcy of a major retailer in fiscal 2006. However, we were able to manage our accounts receivable, inventory and accounts payable. In our business, we must estimate the likely demand for the products that we sell in order to ensure that we have enough of these products ready for shipment to our customers. Inventory increased $2.7 million due to the acquisition of FUNimation and to ensure that we had sufficient products to meet expected increasing demand for the coming months. The effect of this was that, at the end of fiscal 2006, we had higher inventory levels than March 31, 2005. Cash at March 31, 2006 was $14.3 million and we had no borrowings under the $25.0 million revolving portion of our credit facility.
     From time to time we are required to invest a significant amount of cash in our publishing segment in order to license content from third parties, and in our distribution segment in order to sign exclusive distribution agreements. Typically, these amounts are paid to third parties in connection with the signing of the applicable agreement and are recouped from the proceeds that we receive from the sale of products that result from these agreements. During fiscal 2006, we invested approximately $38.5 million in connection with the acquisition of licensed and exclusively distributed product in our publishing and distribution segments.
     Our cash requirements are driven by our needs to fund increases in accounts receivable, inventories, payments of obligations to creditors and advances to acquire new content. We currently believe cash and cash equivalents, funds generated from the expected results of operations and funds available under our existing credit facility will be sufficient to satisfy our working capital requirements and to finance expansion plans and strategic initiatives for fiscal year 2007 and in the foreseeable future absent significant acquisitions. Our credit agreement with GE Commercial Finance provides us with $25.0 million working capital revolving credit facility, provided that we meet certain financial covenants but without reference to a borrowing base availability requirement. At March 31, 2006, this facility had no amounts outstanding.

     We have stated our plans to grow through acquisitions; however, such opportunities will likely require the use of additional equity or debt capital, some combination thereof, or other financing.
Contractual Obligations
     The following table presents information regarding contractual obligations that exist as of March 31, 2006 by fiscal year (in thousands).

		Less
		than 1	1 — 3	4 — 5	More than 5
	Total	Year	Years	Years	Years
Operating leases	$27,880	$2,941	$5,743	$4,448	$14,748
Capital leases	438	161	209	68	—
Note payable	80,130	5,000	10,000	10,000	55,130
License and distribution agreement	19,009	14,960	4,049	—	—

Total	$127,457	$23,062	$20,001	$14,516	$69,878

BUSINESS
Overview
     We are a distributor and publisher of physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club, CompUSA and Costco, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe that our established relationships throughout the supply chain, our broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and to provide access to attractive retail channels for the publishers of such products.
     Historically, our business focused on providing distribution services for third party vendors. Over the past three years, we expanded our business to include the licensing and publishing of home entertainment and multimedia content, primarily through our acquisitions of publishers in select markets. By expanding our product offerings through such acquisitions, we believe that we can leverage both our sales experience and distribution capabilities to drive increased retail penetration and more effective distribution of such products, and enable content developers and publishers that we acquire to focus more on their core competencies.
     Our business is divided into three segments — Distribution, Publishing and Other.
     Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and independent and major motion picture studios. These vendors provide us with PC software, CD audio, DVD video, and video games and accessories which we, in turn, distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of value-added services including: vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec Corporation, Adobe Systems, Inc., McAfee, Inc., and Dreamcatcher Interactive, Inc.
     Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software, CD audio and DVD video titles, and we package, brand, market and sell directly to retailers, third party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. (“Encore”), BCI Eclipse Company, LLC (“BCI”), FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”). Encore, which we acquired in July 2002, licenses and publishes personal productivity, genealogy, education and interactive gaming PC products, including titles such as Print Shop, Print Master, PC Tool’s Spyware Doctor, and Hoyle PC Gaming products. BCI, which we acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. FUNimation, acquired on May 11, 2005, is a leading anime content provider in the United States and licenses and publishes titles such as Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samari Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.
     Other. The other segment consists of a variable interest entity, Mix & Burn, Inc. (“Mix & Burn”), that was included in our consolidated results during the period commencing December 31, 2003 and ending December 31, 2005, in accordance with the provisions of FIN 46(R). During the three months ended December 31, 2005, the Company deconsolidated Mix & Burn, as the Company was no longer deemed to be the primary beneficiary of this variable interest entity.
Strategy
     We seek to continue to grow our distribution and publishing businesses, through a combination of organic growth and targeted acquisitions, intended to leverage the complementary strengths of our businesses. We intend to execute this strategy as follows:
•	Acquisitions of Attractive Content. We seek to continue to expand our publishing business through the acquisition or licensing of well-established titles or other attractive content. We believe these acquisitions and/or licenses will help position us to increase our net sales in our publishing business, which historically has had higher margins than our distribution business, and will allow us to distribute additional home entertainment and multimedia content through our distribution business. In addition, we believe that by allowing the management of these publishing companies to focus on content licensing and marketing rather than on distribution operations, they will be able to devote more time and greater resources to their core competency, publishing. We believe that leveraging the core assets and strengths of our distribution business will provide broader retail penetration, distribution expertise and other services for our content and increase sales of our publishing products. We may also seek selective acquisitions of distribution businesses.

•	Distribute a Broader Range and Larger Volume of Products. We seek to distribute a broader range and larger volume of home entertainment and multimedia products to our retail customers by providing a broad selection of products and capitalizing on our customer relationships. We seek to capture additional business from new and existing retail customers by providing them with a lower “all-in” cost of procuring merchandise and getting product to retailers’ shelves through efficient distribution. We expect that providing additional products to retailers will enable us to gain category management opportunities and enhance our reputation for product distribution expertise. We believe our strategic account associates located throughout the United States and Canada will help position us to improve the retail penetration of our published products to new and existing retail customers.

•	Integrating Our Technology and Systems with Retailers. We seek to enhance the link in the supply chain between us and our publishers and retail customers through the integration of our respective information and technology systems, including inventory management tools, replenishment systems and point-of-sale information. We believe this integration will lead to better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening customer relationships.

•	Providing Value-Added Services. We believe that due to increasing retailer logistic needs and demands, including demands for new technology standards such as GTIN(R) (global trade item number), RFID (radio frequency identification devices) and VMI (vendor managed inventory), many publishers will be required to decide whether to spend additional resources to update their distribution capabilities or to select a distributor such as us that intends to offer such services. We believe that implementing and offering these and other technologies should position us well to capture additional business from existing and new publishers.
     Our overall goal is to create a structure that leverages the complementary strengths of our businesses: publishing, which provides brand management and marketing, licensing, and home video sales; and distribution, which provides enhanced distribution, logistics and customer relations.
Competitive Strengths
     We believe that we possess the following competitive strengths:
•	Value-Added Services. We offer a wide range of distribution services and procurement solutions intended to capitalize on our broad understanding of the products that we distribute, the procurement process and the supply chain, as well as our logistics expertise and systems capabilities. We believe that our advanced distribution infrastructure enables us to provide customized procurement programs for our retail customers at a lower overall cost than many of our competitors. In addition, we believe that our information technology systems provide cost-effective interfacing with our customers’ information technology systems, supporting integration of the procurement process. We believe that our focus on providing customer-specific and cost-effective solutions is a key benefit that we provide to our retail customers.

•	Broad Product Offering. We provide our retail customers with a broad selection of home entertainment and multimedia products that we believe allows us to better serve their home entertainment and multimedia product requirements. In addition, we regularly survey the markets we serve for new products with significant retail potential, that come from publishers we currently have relationships with as well as those we have not distributed for in the past.

•	Established Content in our Publishing Business. We currently license a number of well-known home entertainment and multimedia titles. Encore publishes leading titles in the education, productivity, kids and games software categories, including Print Shop, Print Master, PC Tool’s Spyware Doctor, and Hoyle PC Gaming Products. In addition, our BCI subsidiary currently publishes home video for He-man and the Masters of the Universe, the television shows Rides and Overhaulin’, both featured on The Learning Channel, and PRIDE Fighting Championships, featured on Pay-Per-View. Through our FUNimation business we also license and distribute a portfolio of established anime and children’s entertainment titles in the United States, including Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samari Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.

•	Established Relationships with Publishers and Retailers. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club and CompUSA, and we currently distribute to over 19,000 retail and distribution center locations throughout the United States and Canada. We believe our strong relationships throughout the supply chain, broad product offering and our distribution facility permit us to offer industry-leading home entertainment and multimedia products to our retail customers and provide access to attractive retail channels for publishers of these products. We believe our relationships with leading publishers and our efficient distribution of their products should provide opportunities for us to secure distribution rights to leading products in the future. We believe that these relationships give us a competitive advantage in the markets in which we operate and provide us with attractive channels to distribute current and future products offered by our publishing business.

•	Efficient Operations and Operating Leverage. We believe that our competitive position is enhanced by our efficient operations, which are based on extensive use of automation and technology in our distribution facility; centralization of functions such as purchasing, accounting and information systems; and economies of scale. Our warehouse facility adjacent to our corporate headquarters provides us with the ability to efficiently service our vendors and retail customers, and the capacity to increase the number of products that we distribute.
Distribution Markets
     PC Software
     According to The NPD Group, the PC software industry achieved $3.8 billion on a trailing 12 month basis ending December 31, 2005. Categories that experienced an increase during this time period were business and finance products.
     We presently have relationships with PC software publishers such as Symantec Corporation, Roxio, Inc., Adobe Systems Inc., McAfee, Inc., Dreamcatcher Interactive, Inc., Delorme, Webroot Software, Inc. and Lucas Arts Entertainment. These relationships are important to our distribution business and during the fiscal year ended March 31, 2006 each of these publishers accounted for more than $5.0 million in revenues. In the case of Symantec, sales accounted for approximately $86.9 million in net sales in the fiscal year ended March 31, 2006 and $90.8  million in net sales for the fiscal year ended March 31, 2005. During the past fiscal year, we added several publishers to our distribution roster.
     While we have agreements in place with our major suppliers, they are generally short-term agreements with terms of one to three years, they generally cover the right to distribute in the United States and Canada, they do not restrict the publisher from distributing their products through other distributors or directly to retailers and they do not guarantee product availability to us for distribution. Our agreements with these publishers provide us with the ability to purchase products at a reduced wholesale price and for us to provide a variety of distribution and fulfillment services in connection with the products. We intend to continue seeking to add publishers to attempt to further increase our market share in the PC software industry.
     Video Games Software and Accessories
     According to The NPD Group, the video games software and accessories industry was $10.5 billion in 2005 compared to $10.0 billion in 2004. According to industry sources, the installed base of video game consoles in North America is expected to grow to approximately 159.3 million users in 2010 compared to 97.1 million users in December 2005.
     We continued to expand our distribution of console-based video games in fiscal 2006. Our relationships with video game vendors such as Square Enix USA, Inc., Midway, THQ and Vivendi are important to this category of our distribution business.
     Major Label Music
     The Company distributed CD’s on behalf of major labels to a few select retailers. Generally, major music labels control distribution of their products through major music retail chains and other channels. During fiscal 2006, we exited the major label music category to focus our resources on other product categories.

     Independent Label Music
     The independent segment of the music industry currently represents approximately 13% of total music product for 2005 according to the Recording Industry Association of America (“RIAA”).
     We are one of a limited number of large, independent distribution companies that represent independent labels exclusively on a regional or national basis. These companies provide products and services to the nation’s leading music specialty stores and wholesalers. We seek to increase our market share in the independent music distribution business by continuing to seek quality music labels and to provide greater service to our customers, in addition to providing content ownership and licensing opportunities. Relationships with independent music labels such as CMH Records, Inc., Dualtone Music Group, Inc., Equity Records, Inc. and Cleopatra Records, Inc. are also important to our independent music distribution business. We have exclusive distribution agreements in place with certain of these labels that allow us to retain a percentage of amounts received in connection with the sale of the products provided by these labels. Among other customary provisions, these agreements generally provide us with the ability to return products to our independent music labels, the right for us to retain a reserve against potential returns of products, and requirements that the label provide discounts, rebates and price protections.
     Major Studio Home Video
     According to industry sources, U.S. home video industry sales totaled $24.3 billion in 2005 compared to $24.5 billion in 2004.
     Our relationships with Universal Distribution Corp., Twentieth Century Fox Home Entertainment and Buena Vista Home Video are important to our major studio home video distribution business.
Customers
     Since our founding in 1983, we have established relationships with retailers across mass merchant, specialty and wholesale club channels, including Best Buy, Wal-Mart/Sam’s Club, CompUSA and Costco. We currently sell and distribute products to over 19,000 retail and distribution center locations throughout the United States and Canada. While a major portion of our revenues are generated from these major retailers, we also supply products to smaller independent retailers as well as through telephone sales and our business-to-business site located at www.navarre.com. See “E-Commerce”. Through these sales channels, we seek to ensure a broad reach of product throughout the country in a cost-efficient manner.
     In each of the past several years, we have had a small number of customers that accounted for 10% or more of our net sales. During the fiscal year ended March 31, 2006, sales to two customers, Best Buy and Wal-Mart/Sam’s Club, accounted for approximately 18%, and 12%, respectively, of our total net sales. During the fiscal year ended March 31, 2005, sales to these customers represented approximately 19% and 20%, respectively, of our total net sales.
Navarre’s Distribution Business Model
     Vendor Relationships
     We view our vendors as customers and work to manage retail relationships to make their business easier and more productive. By doing so, we believe that our reputation as a service-oriented organization has helped us expand our vendor roster. We believe that major companies like Adobe Systems, Symantec Corporation, Buena Vista, Universal, Lucas Arts, Konami and Square Enix have been added to our vendor roster because of our reputation as a service-driven organization.
     Furthermore, our dedication to smaller, second-tier vendors has helped to complement our vendor roster. Many of these vendors do not have the leverage necessary to manage their business effectively with major retailers. We provide these vendors the opportunity to access shelf space and assist in the solicitation, logistics, promotion and management of products. We also conduct one-on-one meetings with smaller vendors to give them the opportunity to establish crucial business relationships with our retail customers. Examples of these vendors are as follows: Dreamcatcher Interactive, Inc., First Look Home Entertainment, Hart Sharp Video, Intec Inc. and Majesco.
     Retail Services
     Along with the value added sales functions that we provide to vendors, we also have the ability to customize shipments to each individual customer. In the case of the warehouse club channel, we may “pre-sticker” multiple different labels, based on the vendor/customer preference. We assemble creative marketing programs, which include pallet programs, product bundles and specialized packaging. We also create multi-vendor assortments for the club channel, providing the retailer with a broad assortment of products. Our marketing and creative services department designs and produces a variety of advertising vehicles including in-store flyers, direct mail pieces and magazine/newspaper ads, as well as free standing displayers for retail.
     We are committed to offering first-rate information flow for all vendors. We understand the importance of sharing sell-through, inventory, sales forecasts, promotional forecasts, SKU status and all SKU data with the respective vendor. We provide the aforementioned information via a secure online portal, for vendors. Furthermore, each individual account manager has account-specific information that is shared on a regular basis with appropriate vendors. We also accommodate specialized reporting requests for our vendors, which we believe helps in the management of their business.
     Warehouse Systems
     A primary focus of our distribution business is logistics and supply chain management. As customer demands become more sophisticated, we have continued to update our technology. In fiscal 2005, we made a significant investment in a new, highly-automated material handling facility which we believe will improve our overall long-term efficiency and assist in reducing costs for both vendors and customers. With our returns processing system, we seek to process returns and issue both credit and vendor deductions within 48 hours of receipt. We believe that our inventory system offers better in-stock levels of product, improved on-time arrivals of product to the customer, enhanced inventory management and lower return rates for our customers, thereby strengthening our customer relationships.
     E-Commerce
     During fiscal year 2006, we continued to expand the number of electronic commerce (“e-commerce”) customers for whom we perform fulfillment and distribution. These services include sales of PC software, prerecorded music and DVD videos and video games. Our business-to-business web-site www.navarre.com integrates on-line ordering and deployment of text and visual product information, and has been enhanced to allow for easier user navigation and ordering.
Publishing Markets
     In July 2002 and November 2003, we acquired Encore and BCI, respectively. Encore is a publisher of PC products and BCI is a provider of niche DVD/video and audio products. Both of these businesses exclusively own or license and produce PC/DVD/video products. Encore has an exclusive co-publishing agreement with Riverdeep, Inc. (“Riverdeep”) for the sales and marketing of Riverdeep’s interactive products in the educational and productivity markets, which includes products published under the Broderbund and The Learning Company labels. Encore also has exclusive licensing agreements with Vivendi and The United States Playing Card Company, Inc. for the sales and marketing of the Hoyle brand of family entertainment software products. FUNimation, acquired on May 11, 2005, is a leading anime content provider in the United States.
     Encore
     Encore publishes leading titles in the education, productivity, kids and games software categories, including Print Shop, Print Master, PC Tool’s Spyware Doctor and Hoyle PC Gaming products. According to the NPD Group, Encore’s published brands, when combined, rank as the sixth largest PC Software publisher in North America, by dollar sales. According to The NPD Group, for the twelve months ended March 31, 2006, the Hoyle brand held a 12.0% share of the PC Games category based on units sold, and Hoyle Card Games held the #1 rank in this category.
     Encore focuses on retail sales and marketing of its licensed content, without the distraction and financial risk of significant content development. The benefit to our licensed vendors is they can focus on their core competencies of content development and delivery.
     Encore continues to evaluate emerging PC software brands that have the potential to become successful franchises. Encore continues to focus on establishing relationships with developed brands that are seeking to change their business models.
     Encore’s strategy is to continue to license quality branded PC software titles. It has experience in signing single-brand products as well as taking on multiple titles in single agreements, as demonstrated by the signing of the Riverdeep and Hoyle publishing agreements.
     Encore’s corporate headquarters are located in Los Angeles, California. Encore’s distribution, assembly and fulfillment operations relocated from Los Angeles, California, to Minneapolis, Minnesota, in January 2005.

     BCI
     BCI is a developer, licensor, packager and marketer of entertainment video and audio products. Since 1988, BCI has sought to redefine the standards and concepts in the budget DVD category. We believe that BCI was among one of the first vendors to introduce five-pack, ten-pack and 20-pack DVDs to the marketplace. We also believe that BCI was one of the first to introduce “dollar” DVDs to the “dollar store” marketplace.
     BCI’s portfolio of titles represents both licensed titles, in-house produced CDs and DVDs from production groups, and specialty television programming. BCI’s home video titles include He-Man and the Masters of the Universe, Rides and Overhaulin’, featured on The Learning Channel, and PRIDE Fighting Championships, featured on Pay-Per-View.
     FUNimation
     On May 11, 2005, we completed the acquisition of 100% of the general and limited partnership interests of FUNimation Productions, Ltd. and The FUNimation Store, Ltd., which are based in Fort Worth, Texas (together, “FUNimation”). FUNimation is a leading content provider in the United States market for anime which it licenses from Japanese rights holders and translates and adapts the content for television programming and home videos, primarily targeting audiences between the ages of 6 and 17. In addition, FUNimation licenses other children’s entertainment content. FUNimation leverages its licensed content into various revenue streams, including television broadcast, DVD home video distribution, and licensing of merchandising rights for toys, video games and trading cards. FUNimation’s licensed titles include Dragon Ball Z, Fullmetal Alchemist, Code Lyoko, Samurai Seven, Burst Angel, Noddy, Yu Yu Hakusho and Degrassi.
     FUNimation identifies, based on its own market research, properties that it believes can be successfully adapted to the U.S. anime and children’s content market. This market research generally involves analyzing television ratings, merchandise sales trends, home video sales, anime magazines and popularity polls in both the U.S. and Japanese markets. After identifying a property that has the potential for success in the United States, FUNimation seeks to capitalize on its relationships with Japanese rights holders and its reputation as a content provider of anime in the United States to obtain the commercial rights to such property, primarily for television programming, home video distribution and merchandising.
     Broadcast. For television programming, FUNimation translates and adapts its licensed anime titles to conform to U.S. television programming standards. FUNimation performs most of its production work in-house at its production facility in Fort Worth, Texas.
     Home Video Distribution. FUNimation seeks to increase the revenue derived from its licensed properties through home video distribution. FUNimation also currently provides home video distribution services for other children’s content providers, including 4Kids Entertainment, Nelvana and Alliance Atlantis. A majority of its home videos are sold directly to major retail chains. According to Nielsen VideoScan, in 2005, FUNimation was ranked as one of the leading distributors of anime home video in the United States.
     Licensing and Merchandising. For properties which FUNimation controls the merchandise rights, it seeks to further leverage its licensed content by sub-licensing these rights to manufacturers of children’s and other products. FUNimation has developed a network of over 80 license partners, including JAKKS Pacific, Atari, ODM, SCORE Entertainment and Scholastic for the merchandising of toys, video games, apparel, trading and collectible card games and books. FUNimation manages its properties for consistent and accurate portrayal throughout the marketplace. FUNimation receives royalties from its sublicensees based on a predetermined royalty rate, subject to guaranteed minimums in certain cases.
     Retail Sales and Web Sites. FUNimation operates websites devoted to the anime fan base. Typically, as part of its brand management strategy, FUNimation will develop an interactive site for each licensed property. These sites provide information about upcoming episodes and the characters associated with the show. In addition, FUNimation’s properties are supported by its in-house Internet store, the Z-Store, which sells home videos and licensed merchandise.

Competition
     All aspects of our business are highly competitive. Our competitors include other national and regional businesses, as well as some suppliers that sell directly to retailers. Certain of these competitors have substantially greater financial and other resources than we do. Our ability to effectively compete in the future depends upon a number of factors, including our ability to:
•	obtain exclusive national distribution contracts and licenses with independent music labels and manufacturers;

•	obtain proprietary publishing rights with various rights holders and brand owners;

•	maintain our margins and volume;

•	expand our sales through a varied range of products and personalized services;

•	anticipate changes in the marketplace including technological developments and consumer interest in our proprietary products; and

•	maintain operating expenses at an appropriate level.
     In the PC software industry, we face competition from a number of distributors including Ingram Micro, Inc., Tech Data Corporation and Atari, Inc., as well as from manufacturers and publishers that sell directly to retailers. In the pre-recorded music industry, we face competition from the major label distribution companies, as well as other national independent distributors, such as Koch Entertainment, RED Music Distribution, Alternative Distribution Alliance, Ryko Distribution, Fontana Distribution and Caroline Distribution, as well as from other entities that sell directly to retailers. FUNimation’s competitors include: 4Kids, ADV Films, Geneon Entertainment, Bandai, Ventura, Media Blasters and Buena Vista.
     We believe that competition in all of our businesses will remain intense. The keys to our growth and profitability include: (i) customer service, (ii) continued focus on improvements and operating efficiencies, (iii) the ability to license and develop proprietary products, and (iv) the ability to attract new content, quality labels, studios and software publishers. We also believe that over the next several years, the PC software distribution industry and pre-recorded music distribution industry, will continue to further consolidate.
Backlog
     Because a substantial portion of our products are shipped in response to orders, we do not maintain any significant backlog.
Environmental Matters
     We do not anticipate any material effect on our capital expenditures, earnings or competitive position due to compliance with government regulations involving environmental matters.
Employees
     As of March 31, 2006, we had 780 employees, including 206 in administration, finance, merchandising and licensing, 127 in sales and marketing and 447 in production and distribution. These employees are not subject to collective bargaining agreements and are not represented by unions. We consider our relations with our employees to be good.
Properties
Distribution
     Located in the Minneapolis suburb of New Hope, Minnesota, our corporate headquarters is made up of 321,555 square feet of combined office and warehouse space situated on three contiguous properties. The leases for two of the properties expire on June 30, 2019 and the lease for the third property expires on February 29, 2016. These leased properties include approximately 44,000 square feet of office space; approximately 72,125 square feet of space utilized in the manufacturing and assembly of new products; and approximately 205,430 square feet of space devoted to warehousing, product picking and shipping. Our product returns processing facility is located in the Minneapolis suburb of Brooklyn Center which consists of approximately 73,900 square feet of warehouse space. The lease for this property expires on November 30, 2010. We also operate a satellite sales office in Bentonville, Arkansas which resides in 2,000 square feet of leased office space. The lease for this space expires on February 28, 2007. The present aggregate base monthly rent for all Navarre facilities is approximately $189,690.
Publishing
     Encore currently operates its offices out of approximately 13,216 square feet of leased office space located in Los Angeles, California. This lease currently provides for base monthly payments to be made in the amount of $25,771 and expires April 30, 2010. BCI operates its offices out of 6,534 square feet of leased office space located in Newbury Park, California. This lease currently provides for base monthly payments to be made in the amount of $7,668 and expires March 9, 2007. FUNimation operates its office out of 23,474 square feet of leased space located in Forth Worth, Texas. This lease currently provides for base monthly rental payments to be made in the amount of $16,108 and expires July 31, 2009.
     We believe that our facilities are adequate for our present operations as well as for the incorporation of growth. We continually explore alternatives to certain of these facilities that could expand our capacities and enhance efficiencies, and we believe we can renew or obtain replacement or additional space, if required, on commercially reasonable terms.
Legal Proceedings
     In the normal course of business, the Company is involved in a number of litigation/arbitration matters that, other than the matters described immediately below, are incidental to the operation of the Company’s business. These matters generally include, among other things, collection matters with regard to products distributed by the Company and accounts receivable owed to the Company. The Company currently believes that the resolution of any of these pending matters will not have a material adverse effect on the Company’s financial position or liquidity, but an adverse decision in more than one of the matters not described below could be material to the Company’s consolidated results of operations. Because of the status of these proceedings as well as the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict the exposure to the Company, if any, in connection with these matters.
     Sybersound Records, Inc. v. BCI Eclipse, LLC, et al.
     On May 12, 2005, Sybersound Records, Inc. (“Sybersound”) filed this action against BCI Eclipse, LLC (“BCI”) and others in the Superior Court of California, County of Los Angeles, West District, Case Number SC085498. Plaintiff alleged that BCI and others sold unlicensed records in connection with their karaoke-related business or otherwise failed to account for or pay licensing fees and/or royalties. Sybersound alleged that this conduct gives BCI and others an illegal, competitive advantage in the marketplace. Based on this and related conduct, Sybersound asserted the following causes of action: tortious interference with business relations, unfair competition under the California Business and Professions Code, and unfair trade practices under California’s Unfair Practices Act. Sybersound sought damages, including punitive damages, of not less than $195.0 million dollars plus trebled actual damages, injunctive relief, pre-judgment and post-judgment interest, costs, attorney’s fees and expert fees.
     On August 10, 2005, Plaintiff filed a dismissal without prejudice of the case, and filed and served a new Complaint in the United States District Court for the Central District of California on August 11, 2005. In the new Complaint, Plaintiff made similar allegations, but also alleged that BCI was infringing on certain copyrights because of an exclusive license that Sybersound was granted by TVT.
     On November 7, 2005, the Court issued its order granting BCI’s motion to dismiss as well as other of the defendants’ motions to dismiss, but without prejudice to plaintiffs’ right to attempt to save its claims by amending the Complaint. Plaintiff served and filed an Amended Complaint on November 21, 2005 which added various individual defendants, including BCI’s president. In addition, Sybersound added claims under the Racketeer Influenced and Corrupt Organization’s Act. On December 22, 2005, BCI served and filed its motion to dismiss Sybersound’s Amended Complaint.
     On January 6, 2006, the Court issued its order dismissing Plaintiffs’ claims with prejudice. An appeal of this order was filed by Sybersound on February 1, 2006 and a briefing schedule has been set with respect to the issues present in the appeal. Sybersound has filed its opening brief as scheduled.
     Sybersound Records, Inc. v. Navarre Corporation, BCI Eclipse, LLC, et al.

     Sybersound Records, Inc. filed this action on or about May 12, 2005 in the Superior Court of Justice, Toronto, Ontario, Canada, Court File Number 05-CV-289397Pd2. The factual basis for Sybersound’s claims in this case are essentially the same as those in the California action described above. However, Sybersound has named Navarre Corporation in this case in addition to BCI Eclipse, LLC.
     Sybersound claims that the alleged misconduct constitutes tortious interference with economic interests, and seeks damages of not less than $5,745,000, plus punitive damages in the amount of $800,000, plus injunctive relief against certain of the defendants other than Navarre and BCI.
     Navarre and BCI Eclipse Company, LLC have responded to the complaint, denied liability and damages and asserted a counterclaim against Sybersound and its principal, Jan Stevens. In their counterclaim, BCI and Navarre seek injunctive relief enjoining Sybersound and Stevens from making false statements regarding BCI and Navarre, declaratory relief that Sybersound and Stevens have made false statements, and money damages for the false statements. BCI and Navarre allege that Sybersound and Stevens are liable to Navarre and BCI under the Competition Act, Trade-marks Act and common law for certain false statements made and published by Sybersound and Stevens, and are seeking all damages available.
     Securities Litigation Lawsuits
     Several purported class action lawsuits have been commenced by various plaintiffs against Navarre Corporation in the United States District Court for the State of Minnesota. The allegations in each of these lawsuits are virtually identical, and essentially claim that the Company, and certain of its officers and/or directors violated federal securities laws and regulations because the Company’s financial results were materially inflated and not prepared in accordance with generally accepted accounting principles. The Complaints allege that these accounting irregularities benefited Company insiders including the individual defendants. The Complaints further allege that the Company failed to properly recognize executive deferred compensation and improperly recognized a deferred tax benefit as income. Plaintiffs cite to violation of Sec. 10(b) of the Securities Exchange Act of 1934 (the “Act”) and Rule 10(b)(5), promulgated under the Act, and as to the individual defendants only, violation of Sec. 20(a) of the Act.
     Plaintiffs seek certification of the actions as a class action lawsuit, compensatory but unspecified damages allegedly sustained as a result of the alleged wrongdoing, plus costs, counsel fees and experts fees. The actions are identified as follows:
AVIVA Partners, Ltd. v. Navarre Corp., et al.
(Civ. No. 05-1151 (PAM/RLE))
Vivian Oh v. Navarre Corp., et al.
(Civ. No. 05-01211 (MJD/JGL))
Matthew Grabler v. Navarre Corp., et al.
(Civ. No. 05-1260 (DWF/JSM))
     Defendants entered into a stipulation with counsel for plaintiffs in each of these cases to postpone the time for bringing a motion to dismiss until after a lead plaintiff and lead counsel are appointed by the Court, and an amended consolidated complaint is filed.
     By Memorandum Opinion and Order dated December 12, 2005, the Court appointed “The Pension Group,” comprised of the Operating Engineers Construction Industry and Miscellaneous Pension Fund and Ms. Grace W. Lai, as Lead Plaintiff, and appointed the Reinhardt, Wendorf & Blanchfield law firm as liaison counsel and the Lerach, Coughlin law firm as lead counsel. The Court also ordered that the cases be consolidated under the caption In re Navarre Corporation Securities Litigation, and further ordered that a Consolidated Amended Complaint be filed.
     On February 3, 2006, Plaintiffs filed a Consolidated Amended Complaint with the Court. This Consolidated Amended Complaint reiterates the allegations made in the individual complaints and extends these allegations to the Company’s restatements of its previously issued financial statements that were made in November 2005. A hearing on Defendants’ motion to dismiss was held on May 10, 2006 and by an order dated June 27, 2006, the Court granted Defendants’ motion to dismiss for failure to state a claim, without prejudice. The Court gave Plaintiffs 30 days to file an amended complaint in an effort to cure the identified pleading deficiencies.
     The Company believes these claims to be without merit and intends to vigorously defend against them.

     Shareholder Derivative Lawsuits
     Several potential class plaintiffs have commenced shareholder derivative lawsuits on behalf of all of Navarre’s shareholders, alleging claims against the Company and certain of its executives, officers and directors. The complaints allege that shareholders have been treated unfairly based upon the same factual allegations contained in the securities litigation lawsuit set forth above.
     The actions were brought in the U.S. District Court for Minnesota, and are identified as follows:
Shannon Binns v. Charles Cheney, et al.
(Civ. No. 05-1191 (RHK/JSM))
Karel Filip v. Charles Cheney, et al.
(Civ. No. 05-01216 (DSD/SRN))
Jeffrey Evans v. Charles Cheney, et al.
(Civ. No. 05-01216 (JMR/FLN))
Joan Brewster v. Charles Cheney, et al.
(Civ. No. 05-2044 (JRT/FLN))
William Block v. Charles Cheney, et al.
(Civ. No. 05-2067 (DSD/SRN))
     While the cases filed by Evans, Brewster and Block contain more detailed, and somewhat different factual allegations, the relief sought is essentially the same as the other shareholder derivative actions. Counsel for all plaintiffs have filed competing motions to consolidate all five derivative actions and to have their attorneys named as lead counsel.
     On July 26, 2005, the Navarre’s Board of Directors appointed a special litigation committee pursuant to Minn. Stat. §302A.241 to consider whether it is in the best interests of the Company to pursue the shareholder derivative claims. The special litigation committee retained experts, conducted interviews with the named Defendants and others, and also contacted Plaintiffs’ counsel for, and obtained, their input.
     On January 19, 2006, the special litigation committee issued a comprehensive Resolution, Report (consisting of 40 pages) and Appendix (consisting of 17 exhibits) detailing its findings. The special litigation committee resolved that the derivative actions “are not meritorious and should not be pursued, (and) that it is in the best interests of Navarre that such Derivative Complaints be dismissed . . .” On February 23, 2006, the special litigation committee issued a revised version of its Report in response to the Company’s disclosure that it had received correspondence from the United States Securities and Exchange Commission (the “SEC”) detailing a request that the Company voluntarily provide certain documentation. The special litigation committee indicated that this revised Report was provided in order to clarify that an information request and inquiry by the SEC did not impact upon the conclusions reached by the special litigation committee. As a result, Defendants had scheduled a hearing before the Court on April 20, 2006 to seek a dismissal of these derivative suits.
     The Court held a status conference on March 23, 2006, at which Plaintiffs requested to be permitted to conduct discovery before the hearing on Defendants’ motion to dismiss. The Court postponed that hearing and directed Plaintiffs to serve discovery requests by March 27, 2006, and for Defendants to respond by March 31, 2006. On April 6, 2006, the Court issued an Order directing the Defendants to reschedule the hearing on its motion to dismiss, which was promptly rescheduled for a hearing on May 10, 2006.
     On April 17 and 18, 2006, Plaintiffs Block, Brewster and Evans brought identical motions to compel discovery and to continue the May 10, 2006 hearing. By Order dated April 21, 2006, the Court directed Plaintiffs to bring their discovery motion before Magistrate Judge Janie S. Mayeron and continued the hearing on Defendants’ motion to dismiss to an unspecified future date, pending resolution of the discovery motion. The discovery motion was argued on May 23, 2006 and the Court took the matter under advisement.
     Meanwhile, on April 21, 2006 Plaintiffs Binns and Filip and Defendants entered into a stipulation of dismissal without prejudice of those two actions. This voluntary dismissal provides Plaintiffs Binns and Filip to refile their actions in the future if circumstances warrant, and Defendants reserved all rights to oppose and defend against any such future actions. By Order dated May 16, 2006 the Court dismissed those actions.
     All of these securities and shareholder derivative actions have been transferred to U.S. District Judge Paul A. Magnuson and U.S. Magistrate Judges Raymond L. Erickson and Janie S. Mayeron for all further proceedings.

     The Company believes these claims to be without merit and intends to vigorously defend against them. Because of the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict the exposure to the Company, if any, or an outcome in connection with these matters.
MANAGEMENT
Directors, Executive Officers and Key Employees
     The following table sets forth our directors and executive officers and certain other key members of our management:

Name	Age	Position
Eric H. Paulson	61	Chairman of the Board and Chief Executive Officer
James G. Sippl	58	Director
Michael L. Snow	55	Director
Dickinson G. Wiltz	77	Director
Keith A. Benson	62	Director
Charles E. Cheney	62	Director
Timothy R. Gentz	56	Director
Tom F. Weyl	63	Director
Richard Gary St. Marie	66	Director
Cary L. Deacon	54	President and Chief Operating Officer
J. Reid Porter	57	Executive Vice President, Chief Financial Officer
Brian M.T. Burke	35	President of Navarre Distribution Services
Michael A. Bell	41	Chief Executive Officer of Encore
Gen Fukunaga	45	Chief Executive Officer and President of FUNimation
Edward D. Goetz	62	President of BCI Eclipse
John Turner	52	Senior Vice President of Global Logistics
Ryan F. Urness	34	General Counsel and Secretary
     Eric H. Paulson is our founder and has been our Chief Executive Officer since our inception in 1983. Prior to 1983, Mr. Paulson served as Senior Vice President and General Manager of Pickwick Distribution Companies, a distributor of home entertainment products. Mr. Paulson has been a director since 1983 except for the period January 1990 through October 1991 when Navarre was owned by Live Entertainment, Inc.
     James G. Sippl has served as a director of the Company since July 1993. Mr. Sippl is President of Sippl & Associates, a financial consulting firm focusing on emerging businesses. From September 2003 to July 2005, Mr. Sippl was President of Baby Boo, an infant apparel company focusing on selling infant apparel and accessories within the apparel and gift market. From January 2001 to August 2003, Mr. Sippl was engaged in his consulting business. Mr. Sippl was General Manager and Chief Financial Officer of Wealth Enhancement Group from December 1999 to December 2000. He was Chief Operating Officer of Stellent, a software company, from January 1997 to May 1998. Mr. Sippl served as Vice President of Business Development with Merrill Corporation, a financial printer, from November 1990 to January 1997. Previously, Mr. Sippl held positions as President of Chicago Cutlery and as a partner in a predecessor firm to PricewaterhouseCoopers LLP.
     Michael L. Snow has served as a director of the Company since April 1995. Mr. Snow is of counsel with the Minnesota law firm of Maslon Edelman Borman & Brand, LLP, which he joined in 1976. He has served as a director, officer or founder in numerous public and private corporations including Osmonics, Inc. and ValueVision International, Inc. (now ValueVision Media, Inc.). He currently serves as a director of both Miller Milling Company and Tamisa, the largest durum millers in the United States and Mexico. Mr. Snow is also a trustee of The Minneapolis Institute of Arts.
     Dickinson G. Wiltz has served as a director of the Company since October 1983. Mr. Wiltz has been a self-employed business management consultant since 1974. Prior to 1974, he served as Corporate Vice President of Dayton Hudson Corp. (now Target Corporation) and Vice President of Campbell Mithun, an advertising agency. As a board member/trustee, Mr. Wiltz served on several not-for-profit organizations including Twin City Public Television, Inc. and The Children’s Theatre Company.
     Keith A. Benson has served as a director of the Company since September 2003. Until 2002, he was employed in the retailing industry including over 20 years at The Musicland Group, Inc. and is now retired. During his tenure at Musicland, from 1980 to 2001, he held several key leadership positions including Executive VP of Finance, VP and Controller, President of Mall Stores Division as well as serving as Vice Chairman and Chief Financial Officer. Prior to Musicland, Mr. Benson held a variety of financial positions with The May Company and Dayton-Hudson Corporation (now Target Corporation). Mr. Benson has also served in a volunteer capacity as a member of the Professional Accounting Committee at the University of Iowa.
     Charles E. Cheney has served as a director since October 1991 and as Vice-Chairman of the Board since November 1999. Since May 2004, Mr. Cheney has been engaged in the practice of law as a sole practitioner. Previously, he served as our Executive Vice President and Chief Financial Officer from 1985 until December 2000 and as our Chief Strategic Officer from January 2001 until July 2002. Beginning in July 2002, Mr. Cheney was on a leave of absence while finishing law school. Prior to joining Navarre, Mr. Cheney was employed by Control Data Corporation in various financial capacities for 12 years, most recently as Controller of Control Data Commerce International.
     Timothy R. Gentz has served as a director of the Company since May 2004. Since January 2005, he has been a self-employed consultant to multiple medical products and services companies and also was engaged in such activity during 2003. During 2004, Mr. Gentz served as the Chief Operating Officer of The Palm Tree Group, a Houston-based international distributor of medical products and supplies. From October 2000 to December 2002, Mr. Gentz was the Chief Operating Officer and Chief Financial Officer for Gulf South Medical Supply, Inc., a wholly-owned subsidiary of PSS World Medical, Inc. Previously, Mr. Gentz was a private investor in an Internet entertainment start-up company, a CD package company, a Houston-based investment banking firm and other private companies.
     Tom F. Weyl has served as director of the Company since July 2001. Mr. Weyl is retired from Martin/ Williams Advertising, a national ad agency. Prior to his retirement, Mr. Weyl served as President and Chief Creative Officer at Martin/Williams Advertising from 1973 to October 2000. He currently is serving as a director/organizer of the Royal Palm Bank of Naples, Florida. Mr. Weyl also served as a director of Musicland Stores Corporation from 1992 until its acquisition by Best Buy Co., Inc. in February 2001.
     Richard Gary St. Marie has served as director of the Company since July 2005. He has been the Chairman/Owner of St. Marie’s Gopher News Company, a distributor of magazines and books in the Upper Midwest, since January 1991. He served as President of St. Marie’s Gopher News Company from January 1976 until December 1996. Mr. St. Marie is also currently President of Pioneer Private Aviation — DE and has served in that position since June 1986. Mr. St. Marie has previously served as a board member of several not-for-profit and for-profit organizations including the Kidney Foundation of the Upper Midwest, Boys and Girls Club of Minneapolis, the Affinity Group, Young America, Minnesota Heart Association, and Wells Fargo Bank, Minnesota (Advisory).
     Cary L. Deacon has been President and Chief Operating Officer of Navarre Corporation since August of 2005, and until that time was the Chief Operating Officer, Publishing and Corporate Relations Officer since joining the Company in September 2002. From September 2001 to August 2002, Mr. Deacon served as President and Chief Executive Officer of NetRadio Corporation, a media company. From July 2000 to August 2001, he served as President, Chief Operating Officer and as a member of the Board of Directors of SkyMall, Inc., an integrated specialty retailer. From August 1998 to July 2000, Mr. Deacon served as President of ValueVision International, Inc., a home-shopping network company. From May 1997 to June 1998, Mr. Deacon served as a General Partner of Marketing Advocates Inc., a marketing consulting firm. Previously, he served as SVP, EVP and COO levels with the Hudson’s Bay Company, Montgomery Wards, Saffer Advertising and Macy’s. Mr. Deacon served as a director of Raindance Communication, Inc. (RNDC), which provides remote communications services for business meetings and events, until its acquisition by West Corporation in April 2006.
     J. Reid Porter has been Executive Vice President and Chief Financial Officer since joining our Company in December 2005. From October 2001 to October 2004, Mr. Porter, served as Executive Vice President and Chief Financial Officer of IMC Global Inc., a leading producer and marketer of concentrated phosphate and potash for the agricultural industry. From 1998 to October 2001, Mr. Porter served as Vice President and partner of Hidden Creek Industries and Chief Financial Officer of Heavy Duty Holdings, partnerships in the automotive-related and heavy-duty commercial vehicle industries, respectively. Previously, he held executive positions at Andersen Windows, Onan Corporation and McGraw-Edison Company, Inc.
     Brian M. T. Burke has been President of Navarre Distribution Services since August 2005. He previously served as Chief Operating Officer, Distribution, since February 2004, Senior Vice President and General Manager, Navarre Distribution Services since April 2001, Vice President and General Manager, Computer Products Division since July 2000 and Vice President, Computer Products Division since October 1999. Prior to that, Mr. Burke held a series of positions of increasing responsibility in Navarre Computer Products Division since joining the Company in July 1995. Previously, Mr. Burke held various marketing, sales and account manager positions with Imtron and Blue Cross/Blue Shield of Minnesota.

     Michael A. Bell is the Chief Executive Officer of Encore and has served the Company in that role since August 2002 when Encore, was acquired and became a subsidiary of the Company. Mr. Bell co-founded the acquired company, Encore Software, Inc., in October 1994 and served as its Chief Executive Officer from its founding. Prior to starting Encore Software, Inc., Mr. Bell served as Director of Sales for Paramount from 1992 to 1994. Previously, Mr. Bell served as Sales Manager for NEC, leading an entrepreneurial unit established to forge strategic relationships that helped create the then-nascent CD-ROM industry.
     Gen Fukunaga is the Chief Executive Officer and President of FUNimation Productions, Ltd., and has served the Company in that role since May 2005 when FUNimation was acquired by the Company. Mr. Fukunaga co-founded FUNimation in 1994 and has served as its President from its founding. Prior to starting FUNimation, Mr. Fukunaga served as Product Manager of Software Development Tools for Tandem Computers. Previously, Mr. Fukunaga held a strategic consulting position with Andersen Consulting.
     Edward D. Goetz has been President of the Company’s subsidiary, BCI Eclipse, since the Company acquired the assets of BCI Eclipse, LLC in November of 2003. Mr. Goetz had also served as the President of BCI Eclipse, LLC since he joined that firm in June of 2000. Prior to joining BCI, he served as the President of Simitar Entertainment from 1984 to 2000. Previously, Mr. Goetz has held various positions including National Sales Manager and VP of Media Purchasing at K-Tel International from 1974 to 1984.
     John Turner has been Senior Vice President of Global Logistics since September 2003. He previously served as Senior Vice President of Operations since December 2001, and Vice President of Operations since joining the Company in September 1995. Prior to joining Navarre, Mr. Turner was Senior Director of Distribution for Nordic Track in Chaska, MN from July 1993 to September 1995. Previously, he held various positions in logistics in the United States and in the United Kingdom.
     Ryan F. Urness has been General Counsel and Secretary since July 2004. He previously served as Corporate Counsel to the Company since January 2003. Prior to joining Navarre, Mr. Urness served as a Managing Associate at the law firm of Winthrop & Weinstine, P.A. from October 1997 to January 2003 where a significant portion of Mr. Urness’ efforts were engaged in various matters for the Company as outside legal counsel. Mr. Urness’ legal practice was primarily focused on transactions and disputes involving intellectual property and technology.
Director Compensation
     Members of our Board of Directors who are not employees of the Company currently each receive a $24,000 per year cash retainer, paid $2,000 monthly, plus $1,000 for each board meeting and committee meeting attended. The chairperson of the Audit Committee receives an additional annual fee of $5,000, and the chairpersons of the Compensation Committee and the Governance and Nominating Committee each receive an additional annual fee of $3,000.
     Under the terms of the 2004 Stock Plan, as amended, beginning September 2005, each new director who is not an employee (a “Non-employee Director”) receives at the beginning of the first term of service an initial stock option grant covering 20,000 shares of our Common Stock at fair market value on the day of grant. Each Non-employee Director is issued an annual grant on April 1 of each year, of a non-qualified stock option to purchase 6,000 shares of our Common Stock at the fair market value on the day of the grant. Such options vest one-third per year beginning one year from the grant date and expire ten years from the grant date. On April 1, 2006, Messrs. Benson, Cheney, Gentz, St. Marie, Sippl, Snow, and Weyl each received an option to purchase 6,000 shares at a price of $4.29 per share. Upon his appointment as a director on July 20, 2005, Mr. St. Marie received an initial stock option grant covering 50,000 shares of our Common Stock at an exercise price of $7.42 per share, vesting 20% per year beginning one year from the grant date, and expiring six years from the grant date.
     On March 20, 2006, the Compensation Committee and Board approved the acceleration of vesting of all unvested and “out-of-the-money” stock options then outstanding, including those previously awarded to directors, with exercise prices equal to or greater than $4.50 per share. This action was taken for its positive effect on employee morale and perception of option value and in order to minimize future compensation expense associated with the adoption of Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). Directors and executive officers are generally unable to sell, transfer, pledge or otherwise dispose of shares of common stock acquired upon any exercise of an accelerated option until the date on which the exercise would have been permitted under the stock option’s pre-acceleration vesting terms.
     As amended in September 2005, the 2004 Stock Plan provides that any Non-employee Director who is ineligible to stand for re-election because of the Company’s mandatory retirement policy, will receive in lieu of stock option grants during the last two years of such director’s last term, an award of 3,000 shares of restricted Common Stock for each such year. Mr. Wiltz is the only director who has reached mandatory retirement age and is ineligible for reelection. On April 1, 2006, Mr. Wiltz received, in lieu of his annual stock option grants on April 1, 2005 (which was cancelled) and April 1, 2006, a grant of an aggregate of 6,000 shares of restricted stock for the last two years of his current term. Restrictions on these shares will lapse in September 2006 when Mr. Wiltz retires from the Board.

Independent Directors
      Our Board of Directors has determined that each of Messrs. Benson, Gentz, Sippl, St. Marie, Weyl, Snow and Wiltz are “independent,” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of The NASDAQ National Market. Accordingly, our Board of Directors is composed of a majority of independent directors as required by The NASDAQ Marketplace Rules.
Independent Directors Meetings
      Our Board of Directors formally adopted a policy of establishing an independent directors’ meeting, with only independent directors being present, for not less than two regular meetings each fiscal year.
Board Committees
      Our board has established Audit, Compensation, and Governance and Nominating Committees. The Board determines committee assignments on an annual basis at the time it reviews and certifies director independence and has determined that the position of chairperson for each Committee will be reviewed annually and rotated among the committee members at least every four years. Charters for the Audit, Compensation, and Governance and Nominating Committees can be found on the Company’s website www.navarre.com.
    Audit Committee
      The Audit Committee oversees the accounting and financial reporting processes and audits of our consolidated financial statements. The Audit Committee assists the Board in fulfilling its oversight responsibilities for the quality and integrity of our financial reports, our compliance with legal and regulatory requirements and the independent auditors’ qualifications and independence, as well as accounting and reporting processes. The Audit Committee also reviews the internal and external financial reporting of the Company and reviews the scope of the independent audit. The members of the Audit Committee during fiscal 2006 were James G. Sippl (the Chair), Keith A. Benson, and Timothy R. Gentz. Our Board of Directors has determined that all members of the Audit Committee are “independent,” as that term is defined in Rule 4200(a)(15) of NASDAQ’S Marketplace Rules and Rule 10A-3 of the Securities and Exchange Commission. The Board has determined that James G. Sippl is qualified as an “audit committee financial expert,” as that term is defined in Item 401(h)(2)(i) of Regulation S-K of the Securities and Exchange Commission.
    Compensation Committee
      The Compensation Committee reviews and oversees the salaries, compensation and benefits of our CEO, executive officers, senior management, and employees in general and director compensation. In addition to the meetings and actions of the Compensation Committee, the entire Board of Directors discussed and reviewed compensation issues throughout the year at its regular meetings. The members of the Compensation Committee during fiscal 2006 were Tom F. Weyl (the Chair), Richard Gary St. Marie, and Dickinson G. Wiltz. Mr. St. Marie replaced Mr. Benson on the Compensation Committee effective July 26, 2005. The Board of Directors has determined that all members of the Compensation Committee are “independent,” as that term is defined in Rule 4200(a)(15) of NASDAQ’S Marketplace Rules, and are “non-employee directors,” as that term is defined in Rule 16b-3 of the Securities and Exchange Commission.
    Governance and Nominating Committee
     The Governance and Nominating Committee (i) reviews and makes recommendations with respect to changes in our core principals of corporate governance; (ii) reviews and makes recommendations with respect to senior executive succession; (iii) reviews and makes recommendations with respect to the criteria for the selection of new directors; (iv) recommends nominees for vacancies on the Board; and (v) conducts an annual formal evaluation of Board operations and performance. The Governance and Nominating Committee reviews the qualifications and backgrounds of the directors, as well as the overall composition of the Board, and recommends to the full Board the Directors to be nominated for election at the annual meeting of shareholders. In the case of incumbent directors, the Governance and Nominating Committee will review such directors’ overall service to us, including the number of meetings attended, level of participation, quality of performance, and whether the director continues to meet the applicable independence standards. In the case of any new director candidates, the questions of independence and financial expertise are important in determining what roles can be performed by the candidate, and the Governance and Nominating Committee will determine whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed by the Governance and Nominating Committee and, if approved by the Committee, then by all members of the Board. The full Board will approve the final nominations. The Chairman of the Board, acting on behalf of the full Board, will extend the formal invitation to become a nominee of the Board of Directors. The current members of the Governance and Nominating Committee are Timothy R. Gentz (the Chair), Keith A. Benson, Michael L. Snow, James G. Sippl, Richard Gary St. Marie, Tom F. Weyl, and Dickinson G. Wiltz. Mr. Gentz replaced Mr. Snow as chairperson of the Committee in October 2005. All members of the Committee were determined to be independent directors.

Meeting Attendance
     During the 2006 fiscal year, our Board of Directors held eight regular meetings and five telephonic meetings. The Audit Committee held five regular meetings and six telephonic meetings. The Compensation Committee held three regular meetings and two telephonic meetings. The Governance and Nominating Committee held three regular meetings and two telephonic meetings. Most of the directors attended 100% percent of the meetings of the Board and of the Committees on which the director served and no director attended less than 90% of such meetings. Board members also conferred informally during the year to discuss various aspects of our business affairs.
Code of Business Conduct and Ethics
     On March 29, 2004, the Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”), that applies to all of our directors, officers and employees. A copy of the Code is available on our website at www.navarre.com. The Audit Committee is responsible for overseeing compliance with the Code and reviewing and updating the Code. The Audit Committee reviewed the Code in fiscal year 2006 and determined that no revisions were warranted. In accordance with the NASDAQ Marketplace Rules, any waivers of the Code for directors and executive officers must be approved by our Board of Directors. No waivers were granted and no amendments to the Code were made during fiscal year 2006.
Stock Ownership Guidelines
     In July 2005, the Board of Directors adopted Company stock ownership guidelines for Company officers and directors as follows: Chief Executive Officer, five times base salary; other Executive Officers, three times base salary; other officers, one times base salary; and Non-employee Directors, five times the annual retainer. The officers and directors are encouraged and expected to meet the stock ownership goals within five years of the later of July 2005 or their beginning service with the Company. Failure to meet the goals will be a factor to be considered when making compensation and bonus decisions. The Board believes that stock ownership demonstrates commitment by our officers and directors and further aligns their interests with those of our shareholders.
Qualifications of Candidates for Election to the Board
     Our Board of Directors takes a critical role in guiding the Company’s strategic direction and oversees the management of the Company. When Board candidates are considered, they are evaluated based upon various criteria, such as their broad-based business and professional skills and experiences, experience serving as management or on boards of directors of companies such as the Company, concern for the long-term interests of the shareholders, financial literacy, good judgment and personal integrity. In addition, director candidates must have time available to devote to Board activities. Accordingly, the Board seeks to attract and attain highly qualified directors who have sufficient time to attend to their duties and responsibilities to the Company. Recent developments in corporate governance and financial reporting have resulted in an increased demand for such highly-qualified and productive public company directors.
     The Board and the Governance and Nominating Committee have not established specific requirements for director candidates but intend to consider the candidate’s knowledge of and experience with accounting, his or her general financial literacy, and his or her understanding of corporate governance practices and responsibilities. The Board and the Governance and Nominating Committee retain the right to modify these qualifications from time to time. Exceptional candidates who do not meet all of these criteria may still be considered.
Process for Identifying and Evaluating Candidates for Election to the Board
     The Governance and Nominating Committee will review the qualifications and backgrounds of the directors, as well as the overall composition of the Board, and recommend to the full Board the nominees for election at each annual meeting of shareholders. In the case of incumbent directors, the Governance and Nominating Committee will review each such director’s overall service to the Company, including the number of meetings attended, level of participation, quality of performance, and whether the director continues to meet the applicable independence standards. In the case of any new candidates, the questions of independence and financial expertise are important in determining what roles can be performed by the candidate, and the Governance and Nominating Committee will determine whether the candidate meets the applicable independence standards and the level of the candidate’s financial expertise. Any new candidates will be interviewed by the Governance and Nominating Committee and, if approved by the Committee, then by all members of the Board. The full Board will approve the final nominations. The Chairman of the Board, acting on behalf of the full Board, will extend the formal invitation to become a nominee of the Board of Directors.

Shareholder Recommendations of Candidates for Election to the Board
     Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by writing to Mr. Ryan F. Urness, the Company’s Secretary, and providing to the Secretary the candidate’s name, biographical data and qualifications, including five-year employment history with employer names and a description of the employer’s business; whether such individual can read and understand fundamental financial statements; other board memberships (if any); and such other information as is reasonably available and sufficient to enable the Governance and Nominating Committee to evaluate the candidate’s qualifications. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the shareholders. Provided the Governance and Nominating Committee has received a written recommendation in time to do an adequate evaluation of the candidate’s qualifications, the Governance and Nominating Committee will consider the candidate and make its recommendation to the Board of Directors. The fact that a candidate was recommended by a shareholder will not adversely affect the Governance and Nominating Committee’s consideration of the candidate and the manner in which it evaluates candidates will not change.
Shareholder Communications with the Board
     Shareholders can communicate directly with the Board, or with any Committee of the Board, by writing to Mr. Ryan F. Urness at the Company’s address. All communications will be reviewed by management and then forwarded to the appropriate director or directors or to the full Board, as appropriate.
EXECUTIVE COMPENSATION
     The following table sets forth the annual compensation and other components of compensation for the fiscal years ending March 31, 2006, 2005, and 2004 for Eric H. Paulson, our Chief Executive Officer and the four highest paid executive officers of the Company (the “Named Executive Officers”) during the fiscal year ended March 31, 2006.
Summary Compensation Table

		Annual Compensation					Long Term
							Compensation Awards
						Other
						Annual	Restricted	Securities	All Other
	Fiscal					Compen-	Stock	Underlying	Compen-
Name and Principal Position	Year	Salary		Bonus		sation	Award(s)	Options	sation
Eric H. Paulson	2006	$671,513	(1)	—		—	—	—	$57,252	(3)
Chairman of the Board and	2005	$651,500	(1)	$2,982,000	(2)	—	—	—	$68,151	(3)
Chief Executive Officer	2004	$633,817	(1)	$1,850,000	(2)	—	—	50,000	$44,858	(3)
Cary L. Deacon	2006	$311,538		—		—	—	160,000	$5,769	(4)
President and Chief Operating	2005	$240,769		$175,000	(5)	—	—	25,000	$750	(4)
Officer	2004	$153,462		$91,632	(5)	—	—	25,000	$750	(4)
Gen Fukunaga (6)	2006	$302,885		—		—	—	250,000	$4,422	(4)
Chief Executive Officer and	2005	—		—		—	—	—	—
President of FUNimation	2004	—		—		—	—	—	—
Edward D. Goetz (7)	2006	$212,000		$57,500	(5)	—	—	25,000	$4,240	(4)
President of BCI	2005	$208,769		$145,008	(5)	—	—	45,000	$750	(4)
	2004	$84,615		$33,300	(5)	—	—	50,000	$750	(4)
Brian M. T. Burke	2006	$265,385		—		—	—	58,000	$5,132	(4)
President of Navarre	2005	$238,769		$169,400	(5)	—	—	25,000	$750	(4)
Distribution Services	2004	$210,846		$89,792	(5)	—	—	25,000	$750	(4)

(1)	Includes Mr. Paulson’s base salary as follows: $450,000 for 2006; $419,231 for 2005; and $386,932 for 2004. For enhanced disclosure purposes, the listed amount also includes forgiveness of principal and interest on a Company loan provided to Mr. Paulson pursuant to the terms of his employment agreement (described below) as follows: 2006, $221,513; 2005, $232,269; and 2004, $246,885. These amounts were previously disclosed in the “All Other Compensation” column.

(2)	Includes the annual bonus earned by Mr. Paulson pursuant to the terms of his employment agreement (described below) for the indicated fiscal year (although paid in the first quarter of the succeeding fiscal year) as follows: 2006, $0; 2005, $432,000; and 2005, $400,000. For enhanced disclosure purposes, the listed amount also includes amounts accrued in the fiscal years indicated under the deferred incentive portion of Mr. Paulson’s five-year employment agreement (described below) as follows: 2006, $0; 2005, $2,550,000; and 2004, $1,450,000. These amounts were previously disclosed in the “All Other Compensation” column. Payment of these amounts is deferred until after Mr. Paulson’s retirement as provided in the employment agreement.

(3)	Includes the Company’s matching contribution to Mr. Paulson’s 401(k) Plan account of $9,000 for 2006 and of $750 for each of 2005 and 2004, and life insurance premiums paid by the Company as follows: 2006, $48,252; 2005, $67,401; and 2004, $44,108.

(4)	Consists of the Company’s matching contributions to the executive’s 401(k) Plan account.

(5)	Annual bonuses indicated were earned for the fiscal year shown although they were not paid until the first quarter of the succeeding fiscal year.

(6)	Mr. Fukunaga joined the Company in May 2005.

(7)	Mr. Goetz joined the Company in November 2003.

Eric H. Paulson Employment Agreement
     We entered into an employment agreement with Mr. Paulson effective November 1, 2001, which was amended effective December 4, 2003, providing for his employment as President and Chief Executive Officer. This agreement terminates on March 31, 2007. All capitalized terms in this section are as defined in the employment agreement.
     The employment agreement currently provides for a base salary of at least $350,000 per year, subject to annual adjustments by the Compensation Committee, and an annual bonus of up to one hundred percent (100%) of his base salary based upon the Company’s achievement of annual net profits and net sales goals and his achievement of individual objectives established by the Compensation Committee. Mr. Paulson is also entitled to reasonable business expenses, medical and disability insurance, a $2.0 million life insurance policy, vacation, automobile expense and is entitled to participate in our other benefit plans on the same basis as other officers.
     The employment agreement also provided for us, concurrent with the signing of the agreement, to make a loan of $1.0 million to Mr. Paulson, which has been and will be forgiven in equal installments of principal of $200,000, together with accrued interest, on each of March 31, 2003, 2004, 2005, 2006 and 2007, and will be deemed paid and satisfied upon termination of Mr. Paulson’s employment, except termination by us for Company Cause or by Mr. Paulson without Executive Cause. At March 31, 2006, $200,000 remained outstanding. Principal of $200,000 was forgiven and written-off for the fiscal year ended March 31, 2006, together with accrued interest of $21,513. The loan bears interest at the rate of 5.25% per year.
     The employment agreement also establishes an incentive-based deferred compensation plan under which Mr. Paulson is eligible, upon his entering into and complying with the terms of a non-compete agreement at the termination of his employment, to receive an award of up to $4,000,000 if our Common Stock closes over certain price targets, with the highest being $10.00 per share, for any 30 consecutive trading days during the employment period. The price targets were satisfied, and the Company recorded compensation expense for this provision of $1.5 million in fiscal year 2004 and $2.6 million in fiscal year 2005. Such amounts will not be paid to Mr. Paulson until his termination of employment, contingent upon his entering into and complying with the terms of a non-compete agreement, and will be paid in three equal installments on the first, second and third anniversaries of the termination together with interest from the date of termination. Upon his termination of employment, the Company is required to place the amount of the deferred compensation into a “rabbi trust.”
     If the employment of Mr. Paulson is terminated by us without Company Cause or by Mr. Paulson for Executive Cause, Mr. Paulson is entitled to receive a lump sum payment equal to the sum of: (i) his base salary and target bonuses through the end of the agreement or three years, whichever is greater; (ii) accrued but unpaid annual bonus and benefits; and (iii) the deferred compensation referred to above. Mr. Paulson would also be entitled to continue to receive his other employee benefits and perquisites for a period of the greater of three years or the end of the agreement.
     In the event that Mr. Paulson’s employment is terminated after a Change in Control either by the Company without Company Cause or by Mr. Paulson for Executive Cause, then in addition to the payments otherwise due Mr. Paulson, we would be obligated to pay him an amount equal to his Average Annual Compensation multiplied by 2.99, which at March 31, 2006, would have been equal to approximately $2,081,202.
     At the completion of Mr. Paulson’s employment on March 31, 2007, Mr. Paulson will be entitled to receive his Average Annual Compensation for a period of three years, plus any accrued but unpaid benefits. We will also be required to maintain Mr. Paulson’s other employee benefits for three years, including, but not limited to pension plans, medical and disability, stock option plans and life insurance plans. The Company recorded compensation expense with respect to this provision of $288,000 for each of the fiscal years 2006, 2005 and 2004, respectively.
Cary L. Deacon Employment Agreement
     The Company entered into a written employment agreement with Mr. Deacon as the Company’s President and Chief Operating Officer on June  21, 2006. This agreement terminates on March 31, 2009 and provides for a base salary of $350,000 per year, subject to annual adjustments by the Compensation Committee of the Company, and an annual bonus of up to sixty percent (60%) of his base salary, to be determined based upon the Company’s achievement of objectives established by the Compensation Committee of the Company. Mr. Deacon is also entitled to receive reimbursement for reasonable business expenses, medical and disability insurance, a $700,000 life insurance policy, paid vacation, and is entitled to participate in benefit plans on the same basis as other executive officers of the Company.
     If the employment of Mr. Deacon is terminated by us Without Cause or by Mr.  Deacon for Good Reason ( as such terms are defined in the agreement), Mr. Deacon is entitled to receive payments equal to: (i) his then-current base salary through the end of the agreement or two years, whichever is greater; (ii) an amount equal to the average of his annual bonus during the three prior fiscal years, multiplied by a factor of two; and (iii) any earned but unpaid annual bonus for the most recently completed fiscal year. Mr. Deacon would also be entitled to continue to receive medical, dental and life insurance benefits for a period of eighteen months following such a termination of his employment.
     The agreement further provides that Mr. Deacon will not compete with any material portion of the Company’s business activities for up to 18 months following the termination of his employment; that Mr. Deacon will be bound by confidentiality obligations during and after his employment; and that any intellectual property created by Mr. Deacon during his employment has been, and will be, assigned to the Company.
J. Reid Porter Executive Severance Agreement
     On December 23, 2005, we entered into an Executive Severance Agreement with Mr. Porter which was effective as of his date of hire on December 12, 2005. This agreement sets forth certain terms that relate to Mr. Porter’s employment with the Company and provides for certain payments to be made to Mr. Porter by the Company in the event that his employment should be terminated pursuant to the occurrence of a Severance Event (defined therein), including each of the following: (i) confidentiality requirements during and after employment; (ii) intellectual property assignments to the Company; (iii) a two year non-compete obligation; and (iv) the payment of one year’s base salary upon the occurrence of a Severance Event.
Separation Agreements
     The Company has a separation agreement with Mr. Cheney, its former Chief Financial Officer which is described under “Certain Relationships and Related Party Transactions.”
     The Company has a separation agreement, which includes restrictive covenants, with James G. Gilbertson another former Chief Financial Officer. The agreement obligated the Company to pay severance amounts equal to a multiple of defined compensation and benefits. The Company is required to pay approximately $299,000 over a period of one year beginning July 2005. Mr. Gilbertson also earned a base salary of $112,115 in fiscal 2006 prior to his termination of employment and received no bonus payments for fiscal year 2006.
Change in Control Agreements
     The Company has entered into termination agreements with Mr. Burke and Mr. Turner that provide for certain benefits for them upon a “change in control” of the Company, as defined in such agreements. If each such executive’s employment with the Company is terminated, if there is an adverse change in the executive’s status or position as an executive, or if the Company substantially reduces the executive’s base salary in effect immediately prior to the agreement or otherwise changes eligibility requirements or performance criteria for any benefit other than salary which adversely affects the executive, such executive would be entitled to cash payments equal to the average of all taxable compensation and fringe benefits paid to or on behalf of the executive by the Company, based on the two most recent calendar years, to be paid over a twelve (12) month period.

Stock Option Plans
1992 Stock Option Plan
     Our 1992 Stock Option Plan (the “1992 Plan”) was approved by the board of directors on September 1, 1992. The 1992 Plan and all of its amendments have also been approved by the shareholders. A total of 5,224,000 shares of our authorized common stock are reserved for issuance under this plan. The purpose of this plan is to (a) promote the long-term interests of the Company and its shareholders by strengthening the Company’s ability to attract, motivate and retain key personnel and (b) provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits and strengthen the mutuality of interest between those persons and the Company. The 1992 Plan provides for grants of restricted stock, and both incentive stock options and non-qualified stock options. Incentive stock options are granted at an exercise price based upon fair market value and, provided certain restrictions are met, receive favorable tax treatment under the Internal Revenue Code of 1986. Non-qualified stock options are also typically granted at fair market value and do not qualify for favorable tax treatment. The 1992 Plan expires and no further grants may be made after July 1, 2006.
     At March 31, 2006, the Company had issued 1,680,000 shares under the 1992 Plan, 2,171,100 shares were subject to outstanding options and 111,054 shares were reserved for future grants.
2004 Stock Plan
     In September 2004, our shareholders approved the 2004 Stock Plan (the “2004 Plan”) to supplement and ultimately replace the 1992 Plan. As amended by our shareholders in September 2005, a total of 2,500,000 shares of our authorized common stock are reserved for issuance under this plan.The purposes of the 2004 Stock Plan are the same as the purposes of the 1992 Plan.
     The 2004 Stock Plan provides for the granting of: (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights (“SARs”), (d) restricted stock and stock units, (e) performance shares and units, (f) dividend equivalent rights and (g) director options. Awards may be made in addition to or in tandem with any other type of award. However, no participant may be granted in any one fiscal year of the Company an award or awards of any combination of stock options and SAR’s, the value of which is based solely on an increase in the value of the shares after the grant date within the meaning of Section 162(m) of the Code, covering more than 300,000 Shares in the aggregate.
     The 2004 Stock Plan is administered by the compensation committee of our board of directors (the “plan administrator”). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.
     Restricted stock, stock units, performance shares, and performance units may be granted under the 2004 Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, stock units, performance shares or performance units. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, stock units, performance shares, and performance units. The annual maximum amount of compensation that a participant may receive with respect to performance shares or performance units is $2.0 million.
     Other stock or cash-based awards may be granted under the 2004 Stock Plan, as the plan administrator determines to be the in the best interests of the Company and subject to such other terms and conditions it deems appropriate.
     In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In the event of a change in control, all stock options and SARs will become immediately exercisable, and will remain exercisable throughout their entire term; any restrictions imposed on restricted shares will lapse; and unless otherwise specified in a participant’s award agreement at the time of grant, the maximum payout opportunities attainable under all outstanding awards of performance units, performance shares and other incentive awards will be deemed to have been fully earned for the entire performance period(s) as of the effective date of the change of control transaction and paid out in cash, or shares with a fair market value equal to the amount of such cash, to participants within thirty (30) days following the effective date of the change of control.

     The terms of the 2004 Stock Plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.
     At March 31, 2006, the Company had issued no shares under the 2004 Plan, 1,170,000 shares were subject to outstanding options and 1,330,000 shares were reserved for future grants.
     The following table sets forth certain information regarding (i) stock options granted to Mr. Paulson and the Company’s other executive officers named in the Summary Compensation Table during our fiscal year 2006 and (ii) the potential value of these options determined for proxy statement purposes.
Option Grants in Last Fiscal Year

	Number of	Percent of Total
	Securities	Options	Exercise		Grant
	Underlying	Granted to	or Base		Date
	Options	Employees in	Price	Expiration	Present
Name	Granted(1)	Fiscal Year	($/Sh)	Date	Value(2)
Eric H. Paulson	—	—	—	—	—
Cary L. Deacon	10,000	0.83%	$4.59	10/25/2015	$26,259
	150,000	12.55%	$7.26	8/14/2015	$624,885
Brian M. T. Burke	8,000	0.66%	$4.59	10/25/2015	$21,223
	50,000	4.18%	$7.26	8/14/2015	$208,295
Gen Fukunaga	250,000	20.92%	$8.38	5/10/2015	$1,272,600
Edward D. Goetz	25,000	2.09%	$4.56	11/02/2015	$65,913

(1)	All options were granted at an exercise price equal to or in excess of the fair market value of the Company’s Common Stock on the date of grant and were subject to acceleration of vesting effective March 20, 2006. The Company has not issued any SAR’s. These options expire on the earlier of (i) ten years from the grant date, (ii) on the 91st day following the date of termination of employment due to death, disability, retirement or any other reason other than cause, or (iii) on the date of termination if terminated for cause.

(2)	In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. The Company’s use of the model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating the Grant Date Present Value:

Grant Date	Estimated Option Term	Volatility	Dividend Yield	Annual Interest Rate
05/11/2005	5 years	70%	0.0%	3.91%
08/15/2005	5 years	64%	0.0%	4.15%
10/26/2005	5 years	64%	0.0%	4.46%
11/03/2005	5 years	64%	0.0%	4.55%
The Company does not believe that the Black-Scholes model or any other model can accurately determine the value of an employee stock option. Accordingly, there is no assurance that the value, if any, realized by an executive, will be at or near the value estimated by the Black-Scholes model. Future compensation resulting from option grants is based solely on the performance of the Company’s stock price.

     The following table sets forth information with respect to Mr. Paulson and the Company’s other executive officers named in the Summary Compensation Table concerning the exercise of options during fiscal year 2006 and unexercised options held at March 31, 2006.
Aggregated Option Exercises in Last Fiscal Year and FY-End Option/ SAR Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-money
	Acquired		Options at Fiscal		Options at Fiscal
	on	Value	Year End		Year End
Name	Exercise	Realized	Exercisable/Unexercisable		Exercisable/Unexercisable(1)
Eric H. Paulson	120,000	$155,100	110,000	60,000	$153,600	$153,600
Cary L. Deacon	—	—	310,000	—	$295,000	—
Brian M.T. Burke	—	—	199,200	29,600	$286,286	$79,406
Gen Fukunaga	—	—	250,000	—	—	—
Edward D. Goetz	—	—	120,000	—	—	—

(1)	The closing price on March 31, 2006 of the Company’s stock, as reported on The NASDAQ National Market, was $4.29 per share.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Fukunaga Employment Agreement
     Gen Fukunaga entered into an employment agreement providing for his employment as President, Chief Executive Officer and Director of Funimation Productions, Ltd. This agreement was entered into in connection with the Company’s acquisition of its Funimation subsidiary and terminates on May 10, 2010. The agreement currently provides for a base salary of $350,000 per year, subject to annual discretionary increases, and an annual bonus consistent with Navarre’s executive bonus program. The agreement provided for the grant to Mr. Fukunaga of a stock option covering 250,000 shares of our Common Stock upon the closing of the acquisition. This stock option was granted at fair market value on May 11, 2005. Mr. Fukunaga is also eligible for customary benefits that are provided to similarly-situated executives including health and disability insurance, future stock option grants, reimbursement of his reasonable business expenses, and paid vacation time.
     The agreement also provides Mr. Fukunaga with the ability to earn two performance-based bonuses in the event that certain financial targets are met by Funimation during the fiscal years ending March 31, 2006-2010. Specifically, if the total EBIT (earnings before interest and tax) of Funimation during the fiscal years ending March 31, 2006 through March 31, 2008 is in excess of $90.0 million in respect of such fiscal year, Mr. Fukunaga is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $90.0 million; however, this bonus payment shall not exceed $5.0 million. Further, if the combined EBIT of Funimation is in excess of $60.0 million during the period consisting of the fiscal years ending March 31, 2009 and 2010, Mr. Fukunaga is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $60.0 million; however, this bonus payment shall not exceed $4.0 million.
     If the employment of Mr. Fukunaga is terminated without cause or by Mr. Fukunaga for good reason, Mr. Fukunaga is entitled to receive payment of his annual salary, plus an amount equal to the bonus payable as a portion of his annual salary for the lesser of the remaining term of his employment agreement or two years. Payments to be made under these circumstances do not include the performance-based bonuses payable in connection with meeting the EBIT targets discussed above.
     The agreement includes certain non-competition and non-solicitation provisions that apply to Mr. Fukunaga’s activities during the term of the employment agreement and for 18 months thereafter.
Bell Employment Agreement
     Effective July 31, 2002, our wholly-owned subsidiary, Encore Acquisition Corporation, a Minnesota corporation, now known as Encore, acquired substantially all of the assets of Encore Software, Inc. Effective August 24, 2002, Encore entered into an employment agreement with Michael Bell providing for his employment as Chief Executive Officer of Encore. Mr. Bell was the prior

Chief Executive Officer of Encore Software, Inc. The agreement has a term of five years, but may be terminated by either Encore or by Mr. Bell at any time for any or for no reason. The agreement currently provides for an initial base salary of $185,000 per year, subject to discretionary annual increases. The agreement further provides that Mr. Bell shall be entitled to an annual performance bonus of up to forty percent (40%) of his annual salary. Mr. Bell was granted a signing bonus of $5,500 upon execution of the agreement and he is entitled to the usual and customary benefits offered by Encore from time to time to its executives, including health insurance. Mr. Bell is also entitled to receive vacation, reimbursement for reasonable business expenses, and a vehicle allowance of $750 per month.
Repurchase of Encore Shares from Michael Bell
     Encore and Mr. Bell also entered into a stock purchase agreement, dated August 24, 2002, whereby Encore agreed to issue to Mr. Bell 20,000 shares of its common stock, representing 20% of the outstanding shares of capital stock of Encore, in consideration for a payment of $500 in cash. In addition, Mr. Bell entered into a stock buy and sell agreement, pursuant to which Mr. Bell had the right to require Encore or us to repurchase his shares in Encore based upon a specified formula and subject to certain conditions.
     On March 14, 2005, we entered into a stock purchase agreement with Mr. Bell, which agreement was amended on March 31, 2005, pursuant to which we purchased his 20% equity interest in Encore on such date and terminated the stock buy and sell agreement described above. As a result of this transaction, we own 100% of Encore. The purchase price was $3.4 million in cash and 300,000 newly-issued shares of our Common Stock for which the Company recorded $5.8 million in compensation expense in fiscal year 2005.
     Under the stock purchase agreement, the shares issued to Mr. Bell may not be sold, assigned, exchanged, transferred or otherwise disposed of until March 14, 2007; provided that up to 100,000 shares may be transferred each year after receipt. We also granted to Mr. Bell customary “piggyback” registration rights and a one-time demand registration right for the shares received under the stock purchase agreement. Those shares are being registered as part of this registration statement.
Edward D. Goetz Employment Agreement
     Edward Goetz entered into an employment agreement providing for his employment as President of BCI. This agreement was entered into in connection with the Company’s acquisition of the assets of BCI Eclipse, LLC in November 2003 and terminates on November 2, 2006, subject to automatic one-year renewals. The agreement provides for a base salary of at least $200,000 per year, subject to annual discretionary increases, and an annual bonus consistent with Navarre’s executive bonus program. The agreement provided for the grants of stock options to Mr. Goetz covering a total of 100,000 shares of our common stock over three years. Mr. Goetz is also eligible for customary benefits that are provided to similarly-situated executives including health and disability insurance, reimbursement of his reasonable business expenses, and paid vacation time. If the employment of Mr. Goetz is terminated without cause, Mr. Goetz is entitled to receive payment of his annual salary, plus an amount equal to the bonus payable as a portion of his annual salary for the remaining term of his employment agreement. The agreement includes certain non-competition and non-solicitation obligations that apply to Mr. Goetz during the term of the employment agreement and for 12 months thereafter.
Cheney Leave of Absence and Severance Agreements
     On July 15, 2002, we entered into a leave of absence agreement with Mr. Cheney under which Mr. Cheney would have a leave of absence until February 1, 2004 to enable him to complete law school. Under the leave of absence agreement, Mr. Cheney was paid nominal compensation, and continued to receive health and dental insurance, life insurance, disability insurance, payment of law school education expenses and certain club memberships. Upon his return to work on February 1, 2004, Mr. Cheney was entitled to a salary of $240,000 per year. During the leave of absence period, Mr. Cheney was compensated for serving as a director by receiving the same retainer, board attendance fees and stock options received by non-employee directors.
     Pursuant to a separation agreement and release effective April 30, 2004, we and Mr. Cheney agreed to terms regarding his resignation and severance. Mr. Cheney’s employment with us terminated on April 30, 2004. During the period between his return to Navarre on February 1 and his resignation on April 30, we paid Mr. Cheney approximately $62,400 in salary. In exchange for certain representations, promises and releases, including non-competition and non-solicitation provisions, we agreed to pay Mr. Cheney an amount equal to two years of his base salary, plus bonus, which is paid to him in equal installments over the course of forty-eight (48) months, which equals, in the aggregate, a total of $470,000, and to continue coverage of medical benefits until April 30, 2005 if certain conditions are met. In addition, we agreed to pay Mr. Cheney a lump sum in the amount of $4,519 for unused vacation. We also agreed to pay Mr. Cheney $109,778, to be paid over the course of forty-eight (48) months, in consideration for non-rescission of any of the provisions of the separation agreement.
Other Items
     At March 31, 2006, Mr. Paulson was indebted to us in the principal amount of $200,000 for an unsecured loan entered into in November 2001. We accrue interest on the outstanding indebtedness at the rate of 5.25% per year. See “Eric H. Paulson Employment Agreement” above for a description of the loan and annual forgiveness provisions.
     Mr. Paulson has made an investment in Mix & Burn, Inc. in the form of a convertible note. This note is convertible into common stock in Mix & Burn, Inc. and accrues interest at an annual rate of twelve percent. This investment was made only after the Company determined that it would not make loans to or investments in Mix & Burn, Inc. in excess of its existing $2.5 million aggregate principal amount of promissory notes (which eliminated upon consolidation). Mix & Burn as a variable interest entity under FIN46(R) was deconsolidated in the Company’s third fiscal quarter ending December 31, 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of July 14, 2006 (except as otherwise noted), by (i) each of our directors, (ii) each of the executive officers named in the Summary Compensation Table, (iii) all of our executive officers and directors as a group, and (iv) each person known to us who beneficially owns more than 5% of the outstanding shares of our Common Stock. The address of each Director and Executive officer is 7400 49th Avenue North, New Hope, Minnesota 55428. Percentage computations are based on 35,661,295 shares of our Common Stock outstanding as of July 14, 2006.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, unless otherwise indicated. All figures include shares of common stock issuable upon the exercise of options exercisable within 60 days of July 14, 2006 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership
Directors and Executive Officers	Shares		Percent
Eric H. Paulson	1,844,217	(1)(2)	5.16%
Keith A. Benson	64,400		*
Charles E. Cheney	679,574	(1)	1.90%
Timothy R. Gentz	67,000	(1)	*
Richard Gary St. Marie	70,000	(1)	*
James G. Sippl	71,100	(1)	*
Michael L. Snow	72,000	(1)	*
Tom F. Weyl	70,400	(1)	*
Dickinson G. Wiltz	172,000	(1)	*
Brian M. T. Burke	221,880	(1)(3)	*
Cary L. Deacon	324,000	(1)	*
Gen Fukunaga	734,843	(1)(4)	2.05%
Edward D. Goetz	270,000	(1)	*
All current Directors and Executive Officers (16 persons)	5,298,299	(1)(5)	14.19%
5% Shareholders
Gruber & McBaine Capital Management LLC	2,014,481	(6)	5.65%
50 Osgood Place San Francisco, CA 94133
Transamerica Investment Management LLC	4,566,641	(7)	12.81%
f/k/a Westcap Investors, LLC 1150 South Olive Street, Suite 2700 Los Angeles, CA 90015
SF Capital Partners Ltd.	1,807,057	(8)	5.02%
3600 South Lake Drive St. Francis, WI 53235

*	Indicates ownership of less than one percent.

(1)	Includes shares of common stock issuable upon exercise of outstanding options exercisable within sixty days of June 12, 2006 in the following amounts: Eric H. Paulson — 110,000 shares; Keith A. Benson — 52,000 shares; Charles E. Cheney — 39,200 shares; Timothy R. Gentz — 62,000 shares; Richard Gary St. Marie — 50,000; James G. Sippl — 29,500 shares; Michael L. Snow — 52,800 shares; Tom F. Weyl — 50,400 shares; Dickinson G. Wiltz — 13,200 shares; Brian M.T. Burke — 210,200 shares; Cary L. Deacon — 310,000 shares; Gen Fukunaga — 250,000; Edward D. Goetz — 120,000 shares and all directors and executive officers as a group — 1,666,000 shares.

(2)	Includes 12,504 shares owned by Mr. Paulson’s spouse of which Mr. Paulson may be deemed to have shared voting and dispositive power.

(3)	Includes 415 shares, and 3,000 shares covered by options exercisable within sixty days of July 14, 2006, owned by Mr. Burke’s spouse of which Mr. Burke may be deemed to have shared voting and dispositive power.

(4)	Includes 18,648 shares owned by Mr. Fukunaga’s spouse of which Mr. Fukunaga may be deemed to have shared voting and dispositive power.

(5)	Includes 31,737 shares, and 3,000 shares covered by options exercisable within sixty days of July 14, 2006, owned indirectly by all directors and executive officers as a group of which the director or executive officer may be deemed to have shared voting and dispositive power.

(6)	Based on information provided in a Schedule 13G, dated February 14, 2006, filed with the Securities and Exchange Commission by Gruber & McBaine Capital Management LLC (“GMCM”), an investment adviser, Jon D. Gruber and J. Patterson McBaine, the Managers, controlling persons and portfolio managers of GMCM, and Eric B. Swergold, the control person of Lagunitas, an investment limited partnership of which GMCM is the general partner. They report that as of December 31, 2005, the reporting persons had shared voting and dispositive power of 1,614,669 shares, Mr. Gruber had sole voting and dispositive power of 193,131 shares, and Mr. McBaine had sole voting and dispositive power of 206,681 shares.

(7)	Based on information provided in a Schedule 13G (Amendment No. 2), dated February 10, 2006, filed with the Securities and Exchange Commission by Transamerica Investment Management LLC, f/k/a Westcap Investors, LLC, an investment adviser, reporting that as of January 31, 2006 it had sole voting power of 4,025,890 shares and shared dispositive power of 4,566,641 shares.

(8)	Based on information provided in a Selling Shareholder questionnaire. Please also see Note 26 to the Selling Shareholders table.

SELLING SHAREHOLDERS
     This prospectus covers offers and sales of 9,675,091 shares of our common stock by the selling shareholders identified below. 5,699,998 of the shares were sold by us to the selling shareholders in March 2006 in a private placement (the “2006 PIPE”) at a price of $3.50 per share, and 1,596,001 shares that may be acquired upon exercise of warrants at $5.00 per share issued in connection with the placement (which number includes 171,000 shares that may be acquired at $5.00 per share, upon the exercise of a warrant issued to our placement agent). Thus, the total number of shares sold under the 2006 PIPE was 7,295,999. In addition to the 7,295,999 shares sold pursuant to the 2006 PIPE, this prospectus also covers 2,379,092 shares of common stock pursuant to various registration rights granted in connection with three transactions: (i) 251,606 shares that were previously registered by Registration Statement No. 333-111733 in connection with a private placement conducted in December of 2003 (the “2003 PIPE”); (ii) 1,827,486 shares held by shareholders who exercised certain registration rights granted in connection with the FUNimation acquisition; and (iii) 300,000 shares exercised by Michael Bell, the Chief Executive Officer of Encore, in connection with the Company’s acquisition of equity interests in Encore. Thus, the 7,295,999 shares sold pursuant to the 2006 PIPE combined with the 2,379,092 shares purchased in connection with the grants registration rights from three separate transactions result in an aggregate total of 9,675,091 shares of our common stock covered by this prospectus.
     The table below identifies the selling shareholders and shows the numbers of shares of common stock beneficially owned by each of the selling shareholders before and after this offering, and the numbers of shares offered for resale by each of the selling shareholders. In addition, the origin of each selling shareholder’s shares is noted below with letters A-D, as each is more fully described in the corresponding footnote. However, our registration of these shares does not necessarily mean that any selling shareholder will sell all or any of their shares of common stock. Still, the “Shares Beneficially Owned After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling shareholders and that no additional shares of common stock will be bought or sold by any selling shareholder. No estimate can be given as to the number of shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer some or all of the shares and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.
     The following table sets forth the name of each selling shareholder, and if applicable, the nature of any position, office, or other material relationship which the selling shareholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such shareholder prior to the offering, the amount being offered for the shareholder’s account and the amount to be owned by such shareholders after completion of the offering.
     We prepared this table based on information supplied to us by the selling shareholders and our placement agent. We have not sought to verify such information. Additionally, the selling shareholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling shareholders may also change over time.

					SHARES BENEFICIALLY OWNED
	SHARES BENEFICIALLY OWNED BEFORE OFFERING (1)(2)				AFTER OFFERING (1)
		SHARES UPON
		EXERCISE OF
BENEFICIAL OWNER	SHARES	WARRANTS	TOTAL	PERCENT	NUMBER	PERCENT
Alydar Fund, L.P. (3) –A	2,250	—	2,250	*	—	*
Alydar Fund, Ltd. (3) – A	8,965	—	8,965	*	—	*
Alydar QP Fund, L.P. (3) – A	13,785	—	13,785	*	—	*
Michael Bell (4) – B	300,000	—	300,000	1.0%	—	*
Robert Brennan (5) – C	18,648	—	18,648	*	—	*
Burguete Investment Partnership (6) – A, D	275,000	62,500	337,500	*	—	*
Capital Ventures International (7) – D	300,000	75,000	375,000	1.0%	—	*
Allen Cocanougher (5) – C	372,957	—	372,957	1.0%	—	*
Daniel Cocanougher (5)(8)(9) – C	372,957	—	372,957	1.0%	—	*
Danielle M. Cocanougher (5)(9)(10) – C	46,619	—	46,619	*	—	*
Ellen Cocanougher (5)(9)(10) – C	46,619	—	46,619	*	—	*
Jennifer B. Cocanougher (5) – C	46,619	—	46,619	*	—	*
Robert Cocanougher (5)(10) – C	372,957	—	372,957	1.0%	—	*
Robert A. Cocanougher, Jr. (5)(8) – C	46,619	—	46,619	*	—	*
Craig-Hallum Partners, L.P. (11) – D	300,000	75,000	375,000	1.0%	—	*
Craig-Hallum Capital Group, LLC (12) – D	—	171,000	171,000	*	—	*
Cindy Fukunaga (5)(13) – C	18,648	—	18,648	*	—	*
Gen Fukunaga (5)(13) – C	466,195	—	466,195	1.3%	—	*
Jon D. Gruber and Linda W. Gruber (14)(15) – A	10,526	—	10,526	*	—	*
Jon D. Gruber and Linda W. Gruber Trust (15) – D	50,000	12,500	62,500	*	—	*
Gruber & McBaine International (15)(16) – A, D	121,053	25,000	146,053	*	—	*
HHMI Investments, L.P. (17) – D	49,486	12,372	61,858	*	—	*
Iroquois Master Fund Ltd. (18) – D	285,714	71,429	357,143	1.0%	—	*
Lagunitas Partners, L.P. (15)(19) – A, D	363,158	75,000	438,158	1.2%	—	*

					SHARES BENEFICIALLY OWNED
	SHARES BENEFICIALLY OWNED BEFORE OFFERING (1)(2)				AFTER OFFERING (1)
		SHARES UPON
		EXERCISE OF
BENEFICIAL OWNER	SHARES	WARRANTS	TOTAL	PERCENT	NUMBER	PERCENT
J. Patterson McBaine (15)(20) – A, D	60,526	12,500	73,026	*	—	*
Merrill Lynch as Custodian FBO Jeffrey A. Sowada IRA (21) – D	100,000	25,000	125,000	*	—	*
Millennium Partners, L.P. (22) – D	350,000	87,500	437,500	1.2%	—	*
Pleiades Investment Partners – R, L.P. (23) – D	109,799	27,450	137,249	*	—	*
Potomac Capital International, Ltd. (24) – D	94,514	23,629	118,143	*	—	*
Potomac Capital Partners, LP (24) – D	152,829	38,207	191,036	*	—	*
Dennis L. Senneseth (25) – A	37,500	—	37,500	*	—	*
SF Capital Partners, Ltd. (26) – A, D	1,449,914	357,143	1,807,057	5.0%	—	*
SRB Greenway Capital, L.P. (27) – D	64,600	16,150	80,750	*	—	*
SRB Greenway Capital (QP), L.P. (28) – D	506,829	126,707	633,536	1.8%	—	*
Tracer Capital Offshore Fund Ltd. (29) – D	550,869	137,717	688,586	1.9%	—	*
Tracer Capital Partners L.P. (29) – D	15,629	3,907	19,536	*	—	*
Tracer Capital Partners QP L.P. (29) – D	233,502	58,376	291,878	*	—	*
Walker Smith Capital, L.P. (30) – D	15,428	3,857	19,285	*	—	*
Walker Smith International Fund, Ltd. (31) – D	132,743	33,186	165,929	*	—	*
Walker Smith Capital (QP), L.P. (32) – D	88,057	22,014	110,071	*	—	*
Barry Watson (33) – C	18,648	—	18,648	*	—	*
WBL Limited Partnership (21) – A	19,079	—	19,079	*	—	*
Wedbush Morgan Securities as Custodian FBO Jeffrey A. Sowada IRA (21)(34) – A	18,421	—	18,421	*	—	*
Whitebox Intermarket Partners LP (35) – D	171,428	42,857	214,285	*	—	*
TOTALS:	8,079,090	1,596,001	9,675,091

*	Less than one percent.
The following footnotes indicate the origin of each selling shareholder’s acquisition of shares. Where the shares of a selling shareholder have multiple origins, the amounts remaining unsold (not including warrants) are broken out and identified in the corresponding numbered footnote(s).
A	Shares were acquired pursuant to the 2003 PIPE.

B	Shares were acquired in connection with the Company’s acquisition of equity interests in Encore from Michael Bell.

C	Shares were acquired by shareholders who exercised certain registration rights granted in connection with the FUNimation acquisition.

D	Shares were acquired pursuant to the 2006 PIPE.
(1)	Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted. Each selling shareholder purchased the shares in the ordinary course of its business and for its own account for investment only, has no arrangement or understanding with any other persons regarding the distribution of the shares and has no present intent of distributing the shares.

(2)	Based on 35,649,895 shares outstanding June 14, 2006, inclusive of the 2006 PIPE shares, but assuming no exercise of warrants.

(3)	Mr. John A. Murphy, as the managing member of Alydar Capital, LLC (the investment manager of the Alydar Fund, L.P., Alydar Fund, Ltd. and Alydar QP Fund, L.P. entities), may also be deemed to have investment and voting power over the shares of Navarre held by Alydar Fund, L.P., Alydar Fund, Ltd. and Alydar QP Fund, L.P. See also Note A.

(4)	Michael Bell is the Chief Executive Officer of Encore. See also Note B.

(5)	All shares acquired in connection with the FUNimation acquisition. See also Note C.

(6)	Mr. James J. Tiampo, as President of Verbier Management Corp., the investment manager and general partner of Burguete Investment Partnership, L.P., may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Burguete Investment Partnership, L.P. 250,000 shares were acquired pursuant to the 2006 PIPE and 25,000 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 275,000 shares. See also Notes A and D.

(7)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. See also Note D.

(8)	Daniel Cocanougher is the Executive Vice President of FUNimation and is the custodian for Robert A. Cocanougher, Jr., a minor, and as such may be deemed to have beneficial ownership over shares held by Robert A. Cocanougher, Jr. See also Note C.

(9)	Daniel Cocanougher and his wife Julie, each own 35% of DCJC Ltd., a family limited partnership, with their daughters Danielle and Ellen Cocanougher, who each own 15% of DCJC Ltd. DCJC Ltd. owns 110,000 shares of Company common stock, which shares are not reflected in their share ownership, and such shares are not being registered pursuant to this registration statement. See also Note C.

(10)	Prior to the acquisition by the Navarre, Robert Cocanougher was the Z Store Business and Operations Vice President of FUNimation, and is the custodian for Danielle M. and Ellen Cocanougher, all minors, and as such may be deemed to have beneficial ownership over shares held by them. See also Note C.

(11)	Kevin P. Harris, is the managing member of Craig-Hallum Management LLC which is the general partner of Craig-Hallum Partners LP. As such, Mr. Harris may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Craig-Hallum Partners LP. The shares acquired by Craig-Hallum Partners LP were acquired in the ordinary course of business, and, at the time of purchase of the securities to be sold, Craig-Hallum Partners LP did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Craig-Hallum Partners LP is affiliated with one or more registered broker-dealers. See also Note D.

(12)	The shares to be sold by Craig-Hallum Capital Group LLC may be acquired upon the exercise of warrants issued to Craig-Hallum Capital Group LLC in connection with their acting as placement agent in connection with the private placement transaction completed by us in March 2006. Bradley W. Baker, President, John L. Flood, Chairman and Patricia S. Bartholomew, Secretary and General Counsel of Craig-Hallum Capital Group LLC share voting and investment power over the shares listed. Craig-Hallum Capital Group LLC is a registered broker-dealer. See also Note D.

(13)	Cindy Fukunaga is the wife of Gen Fukunaga, the President of FUNimation, and, as such, Mr. Fukunaga may be deemed to have beneficial ownership over shares held by Mrs. Fukugana. See also Note C.

(14)	All 10,526 shares were acquired pursuant to the 2003 PIPE.

(15)	Gruber & McBaine Capital Management is the Investment Advisor of Gruber & McBaine International and the general partner of Lagunitas Partners, L.P. and consequently has voting control and investment discretion over the securities held by Gruber & McBaine International and Lagunitas Partners, L.P. Gruber & McBaine Capital Management is managed by Jon D. Gruber and J. Patterson McBaine. Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine disclaim beneficial ownership of shares held by each other.

(16)	100,000 shares were acquired pursuant to the 2006 PIPE and 21,053 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 121,053 shares. See also Notes A and D.

(17)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the Investment Manager of HMMI Investments, L.P. and, as such, may exercise voting and dispositive power over shares held by HMMI Investments, L.P. See also Note D.

(18)	Joshua Silverman, the managing member of Iroquois Master Fund, Ltd., may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership over the shares held by Iroquois Master Fund, Ltd. See also Note D.

(19)	300,000 shares were acquired pursuant to the 2006 PIPE and 63,158 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 363,158 shares. See also Notes A and D.

(20)	50,000 shares were acquired pursuant to the 2006 PIPE and 10,526 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 60,526 shares. See also Notes A and D.

(21)	100,000 shares were acquired by Merrill Lynch as custodian FBO Jeffrey A. Sowada IRA pursuant to the 2006 PIPE. Jeffrey A. Sowada, the investment manager and general partner of WBL Limited Partnership, may be deemed to have investment discretion and voting power over the 19,079 shares of Navarre stock held by WBL Limited Partnership, which were acquired pursuant to the 2003 PIPE. See also Notes A, D and 34.

(22)	Millennium Management, L.L.C., a Delaware limited liability company is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P. Millennium Partners, L.P. is affiliated with one or more registered broker-dealers. See also Note D.

(23)	Paul J. Solit, President of Potomac Capital Management, Inc., the investment manager of Pleiades Investment Partners-R, LP, may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Pleiades Investment Partners-R, LP. Pleiades Investment Partners-R, LP is affiliated with one or more registered broker-dealers. See also Note D.

(24)	Paul J. Solit, President of Potomac Capital Management, Inc., the investment manager of Potomac Capital International, Ltd. may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Potomac Capital International, Ltd. See also Note D.

(25)	All 37,500 shares were acquired pursuant to the 2003 PIPE.

(26)	Michael A. Roth and Brian J. Stark have voting and dispositive power over all of the shares held by SF Capital Partners Ltd. SF Capital Partners Ltd. is affiliated with one or more registered broker-dealers. 1,428,571 shares were acquired pursuant to the 2006 PIPE and 21,343 shares were acquired pursuant to the 2003 PIPE and remain unsold, for an aggregate total of 1,449,914 shares. See also Notes A and D.

(27)	Steven R. Becker is a member of BC Advisors, L.L.C., the general partner of SRB Management, L.P., the general partner of SRB Greenway Capital, L.P. and, as such, may exercise voting and dispositive power over shares held by SRB Greenway Capital, L.P. See also Note D.

(28)	Steven R. Becker is a member of BC Advisors, L.L.C., the general partner of SRB Management, L.P., the general partner of SRB Greenway Capital (QP), L.P. and, as such, may exercise voting and dispositive power over shares held by SRB Greenway Capital (QP), L.P. See also Note D.

(29)	The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Tracer Capital Management L.P. for each of Tracer Capital Partners L.P., Tracer Capital Partners QP L.P. and Tracer Capital Offshore Fund L.P. Riley McCormack and Matt Hastings, as the sole limited partners of Tracer Capital Management L.P. and the sole managing members of TCM and Company, LLC, the general partner of Tracer Capital Management L.P., control Tracer Capital Management L.P. See also Note D.

(30)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the general partner of Walker Smith Capital, L.P. and, as such, may exercise voting and dispositive power over shares held by Walker Smith Capital, L.P. See also Note D.

(31)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., agent and attorney-in-fact for Walker Smith International Fund, Ltd. and, as such, may exercise voting and dispositive power over shares held by Walker Smith International Fund, Ltd. See also Note D.

(32)	Reid S. Walker and G. Stacy Smith are members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the general partner of Walker Smith Capital (QP), L.P. and, as such, may exercise voting and dispositive power over shares held by Walker Smith Capital (QP), L.P. See also Note D.

(33)	All 18,648 shares were acquired by Barry Watson exercising certain registration rights granted in connection with the FUNimation acquisition. See also Note C.

(34)	18,421 shares were acquired by Wedbush Morgan Securities as Custodian FBO Jeffrey A. Sowada IRA pursuant to the 2003 PIPE. See also Notes A and 21.

(35)	Andrew Redleaf, the managing member of Whitebox Intermarket Advisors, LLC, the general partner of Whitebox Intermarket Partners, LP may be deemed to have investment discretion and voting power over the shares of Navarre stock held by Whitebox Intermarket Partners, LP. Whitebox Intermarket Partners, LP and Mr. Redleaf disclaim beneficial ownership of shares held by each other. See also Note D.
Plan of Distribution
     The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus.
     Upon the Company being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
     The Selling Shareholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Shareholder and/or the purchasers. Each Selling Shareholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
     The Company has advised each Selling Shareholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under this Registration Statement.
     The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Shareholders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.
DESCRIPTION OF CAPITAL STOCK
General
     The following summary description of our capital stock is based on the provisions of the Minnesota Business Corporation Act and our articles of incorporation, as amended, and bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the articles of incorporation and bylaws. See “Where You Can Find More Information.”
     Our authorized capital stock consists of 110,000,000 shares no par value per share, of which 100,000,000 shares have been designated as common stock and 10,000,000 shares have been designated as preferred stock. As of March 31, 2006, we had 35,611,095 shares of our common stock outstanding and no shares of preferred stock outstanding.
Common Stock
     Each shareholder of record of our common stock is entitled to one vote for each share held on every matter properly submitted to the shareholders for their vote. Holders of our common stock do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled ratably to any dividend declared by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive right to subscribe for or purchase additional shares of any class of our capital stock. The outstanding shares of our common stock are fully paid and nonassessable, and any shares of common stock issued in an offering pursuant to this prospectus and any shares of common stock issuable upon the exercise of common stock warrants or conversion or exchange of debt securities which are convertible into or exchangeable for our common stock, or in connection with the obligations of a holder of stock purchase contracts to purchase our common stock, when issued in accordance with their terms will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock
     This section describes the general terms and provisions of our preferred stock. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designation as well as our certificate of incorporation before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.
     Our board of directors has been authorized to provide for the issuance of up to 10,000,000 shares of our preferred stock in multiple series without the approval of shareholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms, among others:
•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether interests in the shares of preferred stock will be represented by depositary shares;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, priorities, preferences, restrictions or limitations of such series.
     Holders of shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.
     Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing, among other rights and preferences, class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Warrants
     In December 2003, we completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants (the “2003 PIPE”). We sold the securities for $4.75 per share for total proceeds of approximately $12,500,000. The net proceeds were used to discharge our approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI acquisition and the remainder was made available for, among other things, general working capital needs. We forced exercise of warrants in the last quarter of fiscal 2005 resulting in net proceeds to the Company of $3.8 million. Any exercised but unsold warrant shares and any other shares of common stock remaining unsold from the 2003 PIPE are being registered as part of this registration statement.
     In connection with the private placement we completed in March 2006, we issued to accredited investors of 5,699,998 shares of common stock and 1,596,001 shares of common stock issuable upon exercise of warrants. We sold the shares for $3.50 per share for total proceeds of approximately $19,950,000 and net proceeds of approximately $18,500,000. We used the net proceeds, along with certain cash reserves, to discharge our approximate $25.0 million Term Loan C sub-facility incurred in connection with the FUNimation acquisition.
     The warrants issued to investors in connection with the March 2006 private placement were five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $5.00 per share. The warrants contain customary anti-dilution provisions and a cashless exercise provision that is applicable only if a registration statement permitting sale of the underlying shares is not then available. In addition, under the terms of such warrants, we are able to require cash exercise of these warrants at any time after March 21, 2006 if the volume weighted average price of our stock exceeds $8.50 per share for 30 consecutive trading days. To the extent all of the warrants to purchase the 1,596,001 shares of common stock covered by this prospectus are exercised for cash, we would receive approximately $7.98 million in the aggregate from such exercises.
Registration Rights
     On March 14, 2005, we entered into a stock purchase agreement with Michael Bell, which agreement was amended on March 31, 2005, pursuant to which we purchased his 20% equity interest in Encore on such date and terminated the stock buy and sell agreement described above. See “Bell Employment Agreement” and “Repurchase of Encore Shares from Michael Bell.” As a result of this transaction, we own 100% of Encore. The purchase price was $3.4 million in cash and 300,000 newly-issued shares of our Common Stock for which the Company recorded $5.8 million in compensation expense in fiscal year 2005.
     Under the stock purchase agreement, the shares issued to Mr. Bell may not be sold, assigned, exchanged, transferred or otherwise disposed of until March 14, 2007; provided that up to 100,000 shares may be transferred each year after receipt. We also granted to Mr. Bell customary “piggyback” registration rights and a one-time demand registration right for the shares received under the stock purchase agreement. Those shares are being registered as part of this registration statement.
     At the closing of the FUNimation acquisition, we entered into a registration rights agreement with the FUNimation sellers. The registration rights agreement provides the holders of Navarre’s common stock issued in connection with the FUNimation acquisition with one demand registration right and customary piggyback registration rights. The demand right is exercisable within two years of the closing date of the acquisition, May 11, 2005, and the registration is required to include at least 50% percent of the shares issued to the FUNimation sellers in the acquisition. Furthermore, a demand registration will only be permissible if we are eligible to use a registration statement on Form S-3.
     Any such registration statement is required to be kept effective for a period of one year, and we are obligated to pay all expenses of any registration other than underwriting discounts and commissions. The registration rights agreement provides that a demand request is not effective if it occurs within 60 days prior to the estimated date of filing of, and ending on a date that is 90 days following the effective date of, a Company-initiated registration statement. Furthermore, the FUNimation sellers have agreed to not sell any of the shares received in the FUNimation acquisition without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to any Company offering seeking to raise in excess of $10,000,000 in gross proceeds and ending on the date agreed by the Company and the managing underwriter, but not to exceed 90 days.
     The registration rights granted to the FUNimation sellers will terminate two years after the date of the registration rights agreement or such earlier time at which all the shares of common stock held by a FUNimation seller can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act. The 1,827,486 shares subject to the registration rights agreement are being registered as part of this registration statement.

     We also granted registration rights for the shares and shares obtainable upon exercise of warrants issued in the 2003 PIPE and the March 2006 private placement.
     The registration rights agreement related to our March 2006 private placement requires us to, among other things, register the shares and shares obtainable upon exercise of the warrants issued within 150 days of the placement closing date and to keep such registration effective until the earlier of five years after the effective date of such registration or the date the shares may be sold under Rule 144(k). In the event the registration does not occur by the 150th day or ceases to be effective for more than an aggregate of 20 trading days (a “Registration Default”), then in addition to any other rights the any of the holders may have, we would be obligated to pay each holder a monthly amount equal to 1.0% of the aggregate investment amount paid by the holder until the Registration Default is cured. The damages payable under this provision apply pro-rata for any portion of a month in which the Registration Default occurs and the total amount of all liquidated damages payable by us for all Registration Defaults is capped at an aggregate of 9% of the aggregate investment amount paid by the holders in the 2006 private placement.
     The 7,547,605 shares issued or obtainable solely in connection with the 2003 PIPE and the March 2006 private placement and included in this registration statement were included as a result of these registration rights. The 7,547,605 2003 PIPE and 2006 PIPE shares together with the 300,000 Michael Bell shares and 1,827,486 FUNimation shares total the 9,675,091 shares being registered hereby.
Anti-Takeover Effects of Certain Provisions of Minnesota Law
     Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.
     Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.
Indemnification of Certain Persons
     Minnesota law and our articles of incorporation and bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.
Limitations on Director Liability
     Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Special Provisions of Articles of Incorporation
     Our articles of incorporation divides our board of directors into three classes of directors serving staggered, three-year terms. Vacancies, and newly-created directorships resulting from any increase in the size of our board, must be filled by our board, even if the directors then on the board do not constitute a quorum or only one director is left in office. These provisions, together with the provisions of the Minnesota Business Corporation Act, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from such a change in control or offer.
Transfer Agent and Registrar
     Wells Fargo Shareowner Services serves as the registrar and transfer agent for the common stock.
Listing
     Our common stock is quoted on The NASDAQ National Market under the symbol “NAVR.”
LEGAL MATTERS
     The validity of the common stock offered hereby will be passed on for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. Such legal advice is solely for our benefit and not for any shareholder or prospective investor.
EXPERTS
     The consolidated financial statements and schedule of Navarre Corporation at March 31, 2006 and 2005 and for each of the two years in the periods then ended and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered accounting firm, as set forth in their report therein appearing elsewhere herein. The consolidated financial statements and schedule of Navarre Corporation at March 31, 2004, and for the year in then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered accounting firm, as set forth in their report therein appearing elsewhere herein. The consolidated financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 -1004 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at: (800) SEC-0330 for further information about the Public Reference Room. In addition, the SEC maintains a website at http://www.sec.gov which contains the Form S-1, and amendments thereto, and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.
     We also make most of our filings available on our website at www.navarre.com. We are not including the information on our website as part of this prospectus or any prospectus supplements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Navarre Corporation
     We have audited the accompanying consolidated balance sheets of Navarre Corporation and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income (loss), and cash flows for each of the two years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navarre Corporation and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II of Navarre Corporation and subsidiaries is presented for purposes of complying with the rules of the Securities and Exchange Commission and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 and 2005 consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein, in relation to the basic consolidated financial statements taken as a whole.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 12, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Navarre Corporation
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A, that Navarre Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the internal control over financial reporting of the Company based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that Navarre Corporation and subsidiaries maintained effective internal control over financial reporting as of March 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by COSO. Also, in our opinion, Navarre Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Navarre Corporation and subsidiaries as of March 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended March 31, 2006 and our report dated June 12, 2006 expressed an unqualified opinion on those consolidated financial statements.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Navarre Corporation
     We have audited the accompanying consolidated statement of operations, shareholders’ equity and other comprehensive income (loss), and cash flows for the year ended March 31, 2004. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Navarre Corporation for the year ended March 31, 2004, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
May 13, 2004

NAVARRE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	March 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$14,296	$15,571
Note receivable, related parties	200	200
Accounts receivable, less allowance for doubtful accounts, vendor advances and sales returns of $19,345 and $13,815, respectively	87,653	88,732
Inventories	43,624	40,759
Prepaid expenses and other current assets	11,273	15,303
Income taxes receivable	4,408	—
Deferred tax assets — current	8,830	7,398

Total current assets	170,284	167,963
Property and equipment, net of accumulated depreciation of $8,349 and $7,259, respectively	10,298	8,152
Other assets:
Notes receivable, related parties	—	200
Goodwill	81,202	9,832
Intangible assets, net of amortization of $8,258 and $2,369, respectively	20,863	5,198
License fees, net of amortization of $5,334	13,347	—
Interest rate swap	37	—
Other assets	13,583	4,547

Total assets	$309,614	$195,892

Liabilities and shareholders’ equity
Current liabilities:
Note payable	$5,000	$250
Capital lease obligation — short term	115	84
Accounts payable	97,923	96,387
Income taxes payable	—	8
Warrant liability	2,236	—
Accrued expenses	16,646	15,067

Total current liabilities	121,920	111,796
Long—term liabilities
Note payable — long-term	75,130	—
Capital lease obligation — long-term	222	237
Deferred compensation	5,272	4,984
Deferred tax liabilities — non-current	770	1,591
Other long—term liabilities	760	—

Total liabilities	204,074	118,608
Commitments and contingencies (Note 21)
Temporary-equity — Unregistered common stock, no par value; 5,699,998 issued and outstanding (Note 18)	16,634	—
Shareholders’ equity:
Common stock, no par value:
Authorized shares — 100,000,000
Issued and outstanding shares — 29,911,097 and 27,896,080, respectively	138,292	123,481
Accumulated other comprehensive income (loss)	23	—
Accumulated deficit	(49,409)	(46,197)

Total shareholders’ equity	88,906	77,284

Total liabilities and shareholders’ equity	$309,614	$195,892

     See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Years ended March 31,
	2006	2005	2004
Net sales	$686,126	$596,615	$470,877
Cost of sales (exclusive of depreciation and amortization)	579,033	505,263	412,856

Gross profit	107,093	91,352	58,021
Operating expenses:
Selling and marketing	29,320	21,483	16,895
Distribution and warehousing	10,087	8,848	6,000
General and administrative	43,632	47,365	26,182
Bad debt expense (recovery)	12,111	423	(123)
Depreciation and amortization	9,259	3,522	2,000

Total operating expenses	104,409	81,641	50,954

Income from operations	2,684	9,711	7,067
Other income (expense):
Interest expense	(11,217)	(783)	(378)
Interest income	777	473	446
Deconsolidation of variable interest entity	1,896	—	—
Debt extinguishment	—	—	(908)
Warrant expense	(342)	—	—
Derivative gain (loss)	623	—	—
Other income (expense), net	390	(241)	4

Net income (loss) before income tax	(5,189)	9,160	6,231
Income tax benefit	2,014	1,006	583

Net income (loss)	$(3,175)	$10,166	$6,814

Earnings (loss) per common share:
Basic	$(.11)	$.38	$.30

Diluted	$(.11)	$.35	$.28

Weighted average shares outstanding:
Basic	29,898	26,830	22,780
Diluted	29,898	28,782	24,112
     See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)
(in thousands, except share amounts)

				Accumulated
				Other	Total	Temporary Equity —Unregistered
	Common Stock		Accumulated	Comprehensive	Shareholders’	Common Stock
	Shares	Amount	Deficit	Income (Loss)	Equity	Shares	Amount
Balance at March 31, 2003	21,616,187	$91,404	$(63,141)	$—	$28,263	—	$—
Shares issued upon exercise of stock options	570,231	814	—	—	814	—	—
Shares issued with private placement	2,631,547	11,735	—	—	11,735	—	—
Shares issued with acquisition of BCI	1,000,000	5,080	—	—	5,080	—	—
Value of warrants issued to Hilco	—	372	—	—	372	—	—
Other — variable interest entity	—	36	(36)	—	—	—	—
Net income	—	—	6,814	—	6,814	—	—

Balance at March 31, 2004	25,817,965	109,441	(56,363)	—	53,078	—	—
Shares issued upon exercise of stock options and warrants	1,778,115	8,238	—	—	8,238	—	—
Shares issued upon repurchase of Encore stock	300,000	2,400	—	—	2,400	—	—
Tax benefit from employee stock option plans	—	2,428	—	—	2,428	—	—
Stock—based compensation expense	—	269	—	—	269	—	—
Reclassification of stock—based compensation accrual	—	705	—	—	705	—	—
Net income	—	—	10,166	—	10,166	—	—

Balance at March 31, 2005	27,896,080	123,481	(46,197)	—	77,284	—	—
Shares issued upon exercise of stock options and warrants	187,531	455	—	—	455	—	—
Shares issued with acquisition of FUNimation	1,827,486	14,144	—	—	14,144	—	—
Shares issued with private placement, net of expenses $1,421	—	—	—	—	—	5,699,998	16,634
Other	—	(37)	(37)	—	(74)	—	—
Tax benefit from employee stock option plans	—	249	—	—	249	—	—
Net loss	—	—	(3,175)	—	(3,175)	—	—
Unrealized gain on derivative instrument, net of tax of $14	—	—	—	23	23	—	—

Comprehensive loss	—	—	—	—	(3,152)	—	—

Balance at March 31, 2006	29,911,097	$138,292	$(49,409)	$23	$88,906	5,699,998	$16,634

     See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years ended March 31,
	2006	2005	2004
Operating activities:
Net income (loss)	$(3,175)	$10,166	$6,814
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	9,384	3,673	2,000
Amortization of deferred financing costs	523	240	87
Write-off of acquisition costs	239	—	—
Amortization of license fees	5,334	—	—
Amortization of production costs	1,875	—	—
Change in deferred revenue	(954)	—	—
Stock-based compensation expense	—	269	705
Deferred compensation expense	288	2,838	1,738
Compensation expense incurred with repurchase of Encore Stock	—	5,800	—
Expense related to warrant exercise	—	—	372
Write—off of notes receivable	200	200	200
Impairment of capitalized software development costs	—	465	5,588
Tax benefit from employee stock option plans	249	2,428	—
Loss on disposal of property and equipment	37	82	—
Deferred income taxes	(2,266)	(4,771)	(1,036)
Change in fair market value of warrants	342	—	—
Gain on deconsolidation of variable interest entity	(1,896)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	8,483	(14,459)	(5,212)
Inventories	(2,671)	(10,702)	(4,252)
Prepaid expenses	(1,302)	(5,925)	(10,284)
Income taxes receivable	(4,408)	—	—
Other assets	143	(3,129)	(7)
Production costs	(3,044)	—	—
License fees	(11,263)	—	—
Accounts payable	(731)	4,441	13,115
Income taxes payable	(8)	(113)	121
Accrued expenses	(2,684)	5,992	(992)

Net cash (used in) provided by operating activities	(7,305)	(2,505)	8,957
Investing activities:
Acquisitions, net of cash acquired	(87,085)	—	(10,465)
Purchases of property and equipment	(2,899)	(9,375)	(5,048)
Proceeds from sale of property and equipment	—	—	60
Net proceeds from sale leaseback	—	6,401	—
Purchases of intangible assets	(644)	(608)	(1,246)
Payment of earn-out related to an acquisition	(350)	(88)	—
Deconsolidation of variable interest entity	(18)	—	—

Net cash used in investing activities	(90,996)	(3,670)	(16,699)
Financing activities:
Proceeds from note payable, bank	—	117,197	75,930
Payments on note payable, bank	—	(117,197)	(75,930)
Repayment of note payable	(59,870)	(651)	(1,073)
Proceeds of note payable	141,075	250	651
Debt acquisition costs	(3,071)	(527)	(375)
Repayments of capital lease obligations	(91)	(59)	—
Proceeds from sale of common stock and warrants	18,528	—	11,735
Proceeds from exercise of common stock options and warrants	455	8,238	814

Net cash provided by financing activities	97,026	7,251	11,752

Net increase (decrease) in cash	(1,275)	1,076	4,010
Cash at beginning of year	15,571	14,495	10,485

Cash at end of year	$14,296	$15,571	$14,495

	Fiscal Years ended March 31,
	2006	2005	2004
Supplemental cash flow information:
Cash paid for:
Interest	$9,328	$771	$353
Income taxes	4,421	1,449	324
Supplemental schedule of non—cash investing and financing activities:
Reclassification of acquisition costs from other assets to goodwill	$1,656	$—	$—
Reclassification of stock compensation accrual to shareholders’ equity	—	705	—
Purchase price adjustments affecting: accounts receivable, prepaid expenses, goodwill and accounts payable	—	627	—
Capital lease obligations incurred for the purchase of computer equipment	107	380	—
Reclassification of prepaid rent to long-term rent	—	450	—
Reclassification of prepaid royalties to other assets	5,363	—	—
Acquisition:
Fair value of assets acquired	$114,484	$—	$21,379
Less: Assumed liabilities	9,116	—	5,834
Fair value of stock issued	14,144	—	5,080
Cash acquired	4,139	—	—

Acquisition net of cash acquired	$87,085	$—	$10,465

Deconsolidation of variable interest entity:		—	—
Assets, including cash	$642	$—	$—
Less: Liabilities and shareholders’ equity	2,501	—	—

Net liabilities and shareholders’ equity	$1,859	$—	$—

     See accompanying notes to consolidated financial statements.

NAVARRE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
Note 1 Business Description
     Navarre Corporation, a Minnesota corporation formed in 1983, publishes and distributes physical and digital home entertainment and multimedia products, including PC software, CD audio, DVD video, video games and accessories. Historically, the business was divided into two business segments — Distribution and Publishing. Through the distribution and publishing business segments, the Company maintains and leverages strong relationships throughout the publishing and distribution chain. During fiscal 2006, the Company expanded its segments to include a segment which is titled “other” and includes the operations of a variable interest entity as further discussed below. The other segment was deconsolidated during the third quarter of fiscal 2006 as further discussed below. The Company’s broad base of customers includes: (i) wholesale clubs, (ii) mass merchandisers, (iii) other third party distributors, (iv) computer specialty stores, (v) music specialty stores, (vi) book stores, (vii) office superstores, and (viii) electronic superstores. The Company’s customer base includes over 500 individual customers with over 19,000 locations, certain of which are international locations.
     Through the distribution segment, the Company distributes and provides fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and independent and major motion picture studios. These vendors provide the Company with PC software, CD audio, DVD video, and video games and accessories, which are in turn distributed to retail customers. The distribution business focuses on providing vendors and retailers with a range of value-added services, including vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services, and retailer-oriented marketing services.
     Through the publishing segment the Company owns or licenses various PC software, CD audio, and DVD video titles. The publishing business packages, brands, markets and sells directly to retailers, third-party distributors, and our distribution business. The publishing business currently consists of Encore Software, Inc. and BCI Eclipse Company, LLC. Encore, which was acquired in July 2002, licenses and publishes personal productivity, genealogy, education and interactive gaming PC products. BCI, which was acquired in November 2003, is a provider of niche DVD and video products and in-house produced CDs and DVDs. The Company acquired FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together, “FUNimation”) in May of 2005, which is a publisher and licensor of Japanese animation and entertainment video products for children and young adults.
     The other segment includes the operations of Mix & Burn, Inc., (“Mix & Burn”), a separate corporation whose operations were consolidated with our financial results during the periods from December 31, 2003 to December 31, 2005 in accordance with the provisions of FIN 46(R). The variable interest entity was deconsolidated as of December 1, 2005 due to the Company’s determination that the Company is no longer the primary beneficiary as defined by FIN 46(R). Mix & Burn designs and markets digital music delivery services for music and other specialty retailers.
Note 2 Summary of Significant Accounting Policies
Basis of Consolidation
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BCI Eclipse Company, LLC (“BCI”), Encore Software, Inc. (“Encore”), FUNimation, and Mix & Burn, a variable interest entity (collectively referred to herein as the “Company”). Prior to March 2005, Encore was a majority-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.
Segment Reporting
     In light of the addition of Mix & Burn in the consolidated financial statements of the Company, Navarre re-evaluated its application of FASB Statement No. 131, Disclosure about Segments of an Enterprise and Related Information, (“SFAS 131”) and revised its operating and reportable segments. The Company’s historical presentation of segment data consisted of two operating and reportable segments – distribution and publishing. The Company’s restated presentation includes three operating and reportable segments – distribution, publishing and other.

Fiscal Year
     References in these footnotes to fiscal 2006, 2005 and 2004 represent the twelve months ended March 31, 2006, March 31, 2005 and March 31, 2004.
Use of Estimates
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, vendor advances, inventories, goodwill, intangible assets, prepaid royalties, production costs, license fees, income taxes and the adequacy of certain accrued liabilities and reserves. Actual results could differ from these estimates.
Reclassifications
     Certain amounts included in the consolidated financial statements have been reclassified in prior years to conform with the current year presentation.
Fair Value of Financial Instruments
     The carrying value of the Company’s current financial assets and liabilities, because of their short-term nature, approximates fair value.
Cash and Cash Equivalents
     The Company considers short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.
Derivatives and Hedging
     The Company accounts for derivatives in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS 133 requires that all derivatives be measured at fair value on the balance sheet. The treatment of changes in the fair value of a derivative depends on the character of the transaction, including whether it has been designated and qualifies as part of a hedging relationship as defined under SFAS 133. Derivatives that do not meet the SFAS 133 criteria for hedge accounting are designated as economic hedges and changes in the fair value associated with these instruments are included in the consolidated statements of operations as (gain) loss on derivative instruments. In those cases where the derivative meets the SFAS 133 hedge accounting criteria for a cash flow hedge, the change in fair value of the derivative that is effective in offsetting changes in cash flows of the designated risk being hedged is reported, net of related taxes, as accumulated other comprehensive income in shareholders’ equity until realized. The change in fair value of the derivative that is associated with ineffectiveness in the hedging relationship is reported in current earnings. The Company enters into interest rate derivative instruments for the purpose of economically hedging interest rate risk and not for speculative activity. The Company’s economic hedging activities include the use of swaps, in the case of interest rate derivatives. (See further discussion of Derivative Instruments in Note 15).
     In accordance with the interpretive guidance in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company values warrants issued in connection with the March 2006 private placement as a derivative liability. The Company must make certain periodic assumptions and estimates to value the derivative liability. Factors affecting the amount of this liability include changes in the stock price, the computed volatility of the stock price and other assumptions. The change in value is reflected in the consolidated statements of operations as income or expense. For the year ended March 31, 2006, the Company recognized an expense of $342,000 upon valuation of warrants that are subject to this accounting treatment. The derivative liability associated with these warrants is reflected on the consolidated balance sheets as a short-term liability and was $2.2 million at March 31, 2006. This warrant liability will remain until the warrants are exercised, expire, or other events, the timing of which may be outside our control.

Research and Development — Mix & Burn
     Research and development costs for the other segment of approximately $347,000, $765,000 and $166,000 were charged to expense for the periods ended March 31, 2006, 2005 and 2004, respectively.
Inventories
     Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out (FIFO) method. The Company monitors its inventory to ensure that it properly identifies, on a timely basis, inventory items that are slow-moving and non-returnable. A significant risk in the Company’s distribution business is product that has been purchased from vendors that cannot be sold at full distribution prices and is not returnable to the vendors. A significant risk in the Company’s publishing business is that certain products may run out of shelf life and be returned. Generally, these products can be sold in bulk to a variety of liquidators. The Company establishes reserves for the difference between carrying value and estimated realizable value in the periods when the Company first identifies the lower of cost or market issue. The Company’s accounting policy is to record inventory acquired in a business combination at fair value, defined as the estimated selling price less the costs of disposal and a reasonable selling margin. Consigned inventory includes product that has been delivered to customers for which revenue recognition criteria have not been met.
Prepaid Royalties
     In the distribution segment, the Company regularly commits to and pays advance royalties to its independent music labels (“Labels”) in respect of future sales. The Company accounts for these advance royalty payments under the related guidance in FASB Statement No. 50, Financial Reporting in the Record and Music Industry (“SFAS 50”). Certain advance royalty payments that are believed to be recoverable from future royalties to be earned by the Labels are capitalized as assets. The decision to capitalize an advance as an asset requires significant judgment as to the recoverability of these advances. The recoverability of these assets is assessed upon initial commitment of the advance, based upon the Company’s forecast of anticipated revenues from the sale of future and existing music. In determining whether these amounts are recoverable, the Company evaluates the current and past popularity of the Labels, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, the portion of such advances that are believed not to be recoverable is expensed. Otherwise, the prepaid royalties are expensed as earned by the Labels. All advances are assessed for recoverability periodically and at a minimum on a quarterly basis.
Royalties Payable — SOP 00-2
     Royalties payable represent management’s estimate of accrued and unpaid participation costs as of the end of the period. Royalties are generally due and paid to the licensor one month after each quarterly period for sales of merchandise and license fees received.
     The Company expects to pay 100% of accrued royalties related to FUNimation in the amount of $2.9 million during the period ended March 31, 2007.
Advertising
     Advertising costs are expensed as incurred. Advertising expense was $2.6 million, $428,000 and $783,000 for the periods ended March 31, 2006, 2005 and 2004, respectively.
Property and Equipment
     Property and equipment are recorded at cost. Depreciation is recorded over estimated useful lives, ranging from three to twenty five years. Depreciation is computed using the straight-line method for leasehold improvements over the shorter of the lease term or the estimated useful life. The straight-line method of depreciation was adopted for all property and equipment placed into service after March 31, 2004. For property and equipment placed into service prior to April 1, 2004, except leasehold improvements, depreciation is provided using accelerated methods. The change in accounting principle to the use of straight-line depreciation was made to reflect a better matching of expense to the use of the equipment and the new method is prevalent in the industry in which the Company operates. Under the accelerated method, depreciation expense would have been higher by $559,000 in fiscal 2005 for new additions. Estimated useful lives by major asset categories are as follows:

Asset	Life in Years
Buildings	25
Furniture and fixtures	7
Office equipment	5
Computer equipment	3
Warehouse equipment	5
Leasehold improvements	5–10
     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.
Production Costs
     Production costs represent unamortized costs of films and television programs, which have been produced by the Company or for which the Company has acquired distribution rights. Costs of produced films and television programs include all production costs, which are expected to be recovered from future revenues. Amortization of production costs is determined based on the ratio that current revenue earned from the films and television programs bear to the ultimate future revenue, as defined by American Institute of Certified Public Accountants Statement of Position 00-2 (“SOP 00-2”), Accounting by Producers or Distributors of Films.
     When estimates of total revenues and costs indicate that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.
License Fees
     License fees represent advance license/royalty payments made to program suppliers for exclusive distribution rights. A program supplier’s share of distribution revenues (“Participation Cost”) is retained by the Company until the share equals the license fees paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. License fees are amortized as recouped by the Company which equals participation/royalty costs earned by the program suppliers. Participation/royalty costs are accrued/expensed in the same ratio that current period revenue for a title or group of titles bear to the estimated remaining unrecognized ultimate revenue for that title, as defined by SOP 00-2. When estimates of total revenues and costs indicate that an individual title will result in an ultimate loss, an impairment charge is recognized to the extent that license fees and production costs exceed estimated fair value, based on cash flows, in the period when estimated.
Impairment of Long-Lived Assets
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and amortizable intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.
Goodwill
     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which eliminated the systematic amortization of goodwill. The Company reviews goodwill for potential impairment annually for each reporting unit or when events or changes in circumstances indicate the carrying value of the goodwill might exceed its current fair value. The Company has no goodwill associated with its distribution segment. The publishing segment has three reporting units that have goodwill — Encore, BCI and FUNimation. The Company determines fair value using widely accepted valuation techniques. These types of analyses require the Company to make certain assumptions and estimates regarding industry economic factors and the profitability of future business strategies.
     In the fourth quarter of fiscal 2006 and 2005, the Company completed its annual impairment testing of goodwill related to the acquisitions of Encore, BCI and FUNimation and determined that there were no impairments.

Intangible Assets
     Intangible assets include masters acquired during the acquisition of BCI, masters acquired from independent parties, license relationships and trademarks related to the FUNimation acquisition, and other intangibles. Intangible assets (except for trademarks) are amortized on a straight-line basis with estimated useful lives ranging from three to seven and one half years. The straight-line method of amortization of these assets reflects an appropriate allocation of the costs of the intangible assets to its useful life. Intangible assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable. An impairment loss is generally recognized when the carrying amount of an asset exceeds the estimated fair value of the asset. Fair value is generally determined using a discounted cash flow analysis.
Debt Issuance Costs
     Debt issuance costs are amortized over the life of the related debt. Accumulated amortization amounted to approximately $827,000 and $502,000 at March 31, 2006 and 2005, respectively. Amortization expense of $523,000, $240,000 and $87,000 for the periods ended March 31, 2006, 2005 and 2004, respectively, are included in interest expense in the accompanying consolidated statements of operations. During fiscal 2006, the Company wrote-off $239,000 in debt acquisition costs related to the previous debt agreement.
Operating Leases
     The Company conducts substantially all operations in leased facilities. Leasehold allowances, rent holidays and escalating rent provisions are accounted for on a straight-line basis over the term of the lease.
Revenue Recognition
     Revenue on products shipped is recognized when title and risk of loss transfers, delivery has occurred, the price to the buyer is determinable and collectibility is reasonably assured. Service revenues are recognized upon delivery of the services. Service revenues have represented less than 10% of total net sales for each of the following periods: fiscal 2006, 2005 and 2004. The Company, under specific conditions, permits its customers to return products. The Company records a general reserve for sales returns and allowances against amounts due to reduce the net recognized receivables to the amounts the Company reasonably believes will be collected. These reserves are based on the application of the Company’s average historical or anticipated gross profit percent against average sales returns, sales discounts percent against average gross sales and specific reserves for marketing programs. Although the Company’s past experience has been a good indicator of future reserve levels, there can be no assurance that the Company’s current reserve levels will be adequate in the future.
     The Company’s distribution customers at times qualify for certain price protection benefits from the Company’s vendors. The Company serves as an intermediary to settle these amounts between vendors and customers. The Company accounts for these amounts as reductions of revenues with corresponding reductions in cost of sales.
     The Company’s publishing business at times provides certain price protection, promotional monies, volume rebates and other incentives to customers. The Company records these amounts as reductions in revenue.
     FUNimation revenue is recognized upon meeting the recognition requirements of SOP 00-2. Revenues from home video distribution are recognized, net of an allowance for estimated returns, in the period in which the product is available for sale by the Company’s customers (generally upon shipment to the customer and in the case of new releases, after “street date” restrictions lapse). Revenues from broadcast licensing and home video sublicensing are recognized when the programming is available to the licensee and other recognition requirements of SOP 00-2 are met. Fees received in advance of availability are deferred until revenue recognition requirements have been satisfied. Royalties on sales of licensed products are recognized in the period earned. In all instances, provisions for uncollectible amounts are provided for at the time of sale.

Vendor Allowances
     The Company receives allowances from certain vendors as a result of purchasing their products. In accordance with Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, vendor allowances are initially deferred. The deferred amounts are then recorded as a reduction of cost of sales when the related product is sold.
Market Development Funds
     In accordance with Emerging Issues Task Force (“EITF”) 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products, the Company has classified market development funds deducted from payment for purchases by customers as a reduction to revenues.
Allowance for Doubtful Accounts
     The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company makes estimates of the uncollectibility of its accounts receivable, including advances and balances with independent labels. In determining the adequacy of its allowances, the Company analyzes customer financial statements, historical collection experience, aging of receivables, substantial down-grading of credit scores, bankruptcy filings, and other economic and industry factors. Although risk management practices and methodologies are utilized to determine the adequacy of the allowance, it is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts. The Company’s largest collection risks exist for retail customers that are in bankruptcy, or at risk of bankruptcy. The occurrence of these events is infrequent, but can be material when it does occur. In the current year, the Company wrote-off $12.2 million in accounts receivable related to the bankruptcy of a retailer customer.
Classification of Shipping Costs
     Costs incurred with the shipment of product between the Company and its vendors are classified in cost of sales. These costs were $5.0 million, $4.8 million and $2.1 million for the years ended March 31, 2006, 2005 and 2004, respectively.
     Costs incurred with the shipment of product from the Company to its customers are classified in selling expenses. These costs were $11.2 million, $9.5 million and $7.0 million for the years ended March 31, 2006, 2005 and 2004, respectively.
Foreign Currency Transactions
     Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations when settled or at the most recent balance sheet date if the transaction has not settled. Foreign currency gains and losses were $20,000, $(151,000) and $(312,000) for the years ended March 31, 2006, 2005 and 2004, respectively.
Income Taxes
     Income taxes are recorded under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Stock-Based Compensation
     The Company has two stock option plans for officers, non-employee directors and key employees. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), and related interpretations. Therefore, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”),

and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. The intrinsic value method is used to account for stock-based compensation plans.
     On March 23, 2006, the Board of Directors and the Compensation Committee to the Board of Directors of Navarre approved the accelerated vesting of stock options with exercise prices of $4.50 or greater. As a result of the vesting acceleration, options to purchase 2.1 million shares of Navarre common stock became fully vested, which would have otherwise vested over the next three to five years. This acceleration has the effect of reducing future expense by approximately $9.7 million over the next three years. The Company’s decision to accelerate the vesting of these options was, in large part, to minimize future compensation expense associated with the accelerated options upon the Company’s planned adoption of Financial Accounting Standards Board Statement No. 123R, Share-Based Payments, (“FASB 123R”), effective for fiscal 2007, first quarter ended June  30, 2006. The Company also placed restrictions on the directors and executive officers that are deemed a “Section 16 officer” for filing purposes. This restriction is to prevent the selling of any shares upon the exercise of accelerated options until the date on which the exercise would have been permitted under the stock option’s pre-accelerated vesting terms or, if earlier, the officer’s last day of employment with, or the director’s last day of service to the Company.
     The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provision of SFAS 123, to stock-based employee compensation:
(In thousands, except for per share data)

	Fiscal years ended March 31,
	2006	2005	2004
Net (loss) income, as reported	$(3,175)	$10,166	$6,814
Deduct: Stock-based compensation determined under fair value method for all awards, net of tax	(7,848)	(936)	(319)

Net (loss) income, pro forma	$(11,023)	$9,230	$6,495

Income (loss) per share:
Basic — as reported	$(.11)	$.38	$.30

Basic — pro forma	$(.37)	$.34	$.29

Diluted — as reported	$(.11)	$.35	$.28

Diluted — pro forma	$(.37)	$.32	$.27

     Pro forma information regarding net (loss) income and (loss) income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2006, 2005 and 2004:

	Weighted Average	Dividend	Expected	Expected
	Risk Free Rate	Yield	Lives	Volatility
2006	4.2%	0.0%	5	67%
2005	3.6%	0.0%	5	71%
2004	2.9%	0.0%	5	70%
     The weighted average fair value of options granted in fiscal 2006, 2005 and 2004 was $3.93, $9.19 and $3.28, respectively.
Earnings Per Share
     Basic earnings (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and warrants had been issued. The following table sets forth the computation of basic and diluted earnings (loss) per share:

(In thousands, except for per share data)

	Fiscal Years ended March 31,
	2006	2005	2004
Numerator:
Net (loss) income	$(3,175)	$10,166	$6,814

Denominator:
Denominator for basic earnings per share — weighted average shares	29,898	26,830	22,780
Dilutive securities: Employee stock options and warrants	—	1,952	1,332

Denominator for diluted earnings per share — weighted average shares	29,898	28,782	24,112

Basic earnings (loss) per share	$(.11)	$.38	$.30

Diluted earnings (loss) per share	$(.11)	$.35	$.28

     Approximately 1,455,500, 737,000 and 975,000 of the Company’s stock options and warrants were excluded from the calculation of diluted earnings (loss) per share in 2006, 2005 and 2004, respectively, because the exercise prices of the stock options and warrants were greater than the average price of the Company’s common stock and therefore their inclusion would have been antidilutive.
Capitalized Software Development Costs
     Software development costs incurred subsequent to the determination of the technological feasibility of software products are capitalized. Capitalization ceases and amortization of costs begins when the software product is available for general release to customers. The Company tests for possible impairment whenever events or changes in circumstances, such as a reduction in expected cash flows, indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in cost of goods sold in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The Company recorded impairment charges of $0, $465,000 and $5.6 million for the years ended March  31, 2006, 2005 and 2004, respectively, related to product development costs. Unamortized software development costs were zero as of March 31, 2006 and $348,000 as of March 31, 2005.
Recently Issued Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No.  151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the Company’s first quarter of fiscal year 2006. The adoption of SFAS No. 151 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.
     In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulleting No. 107, Share-Based Payment, which further explains SFAS 123R. SFAS No. 123R requires the recognition of compensation cost relating to share-based payment transactions in financial statements. That cost will be measured based on fair value of the equity instruments or liability instruments issued as of the grant date, based on the estimated number of awards that are expected to vest. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans .. Statement 123R replaces FASB Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees .. The effective date for Statement 123R for the Company is April 1, 2006. Based on the Company’s evaluation of the requirements of FAS 123R, the Company currently expects that it will incur approximately $176,000 in additional operating expenses throughout fiscal 2007 resulting from the adoption of FAS 123R related to the options outstanding and un-vested at March  31, 2006.
     In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (“FIN 47”). FIN 47 clarifies that a conditional asset retirement obligation, as used in SFAS 143, Accounting for Asset Retirement Obligations , refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. The Statement is effective for companies no later than the end of fiscal years ending after December 15, 2005. FIN 47 did not have an impact on the Company’s consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, this Statement requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of the change , the new principle must be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for the Company for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement does not change the transition provisions of any existing pronouncements. The Company does not believe that the adoption of SFAS 154 will have a significant impact on its consolidated financial statements.
     FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, provides guidance with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Acts of 2004 (“AJCA”) on income tax expense and deferred tax liabilities .. The AJCA was signed into law in October 2004. The Company is analyzing its operations to determine if it qualifies for the manufacturing deduction, but the benefit, if any, is not anticipated to be material.
Note 3 Acquisition
FUNimation
     On May 11, 2005, the Company completed the acquisition of 100% of the general and limited partnership interests of FUNimation a leading home video distributor and licensor of Japanese animation and children’s entertainment in the United States. The acquisition of FUNimation is a continuation of the Company’s strategy for growth by expanding content ownership and gross margin enhancement. The purchase price consisted of $100.4 million in cash, subject to post-closing adjustments not to exceed $5.0 million and excess cash as defined in the purchase agreement, and 1,827,486 shares of the Company’s common stock. In addition, during the five-year period following the closing of the transaction, the Company may pay up to an additional $17.0  million in cash if certain financial targets are met, which amount will be included as part of the purchase price and thus increase goodwill in subsequent periods. During February 2006, the Company received a purchase price adjustment of $11.1 million in cash. The Company entered into a credit agreement to fund the acquisition which consisted of a $115.0 million Term Loan B sub-facility, a $25.0 million Term Loan C sub-facility and a revolving sub-facility of up to $25.0 million. The Company is obligated to pay interest on loans made under the facilities at variable rates. (See Note 14 Bank Financing and Debt).
Employment Agreement
     The Company entered into an employment agreement with a key FUNimation employee providing for his employment as President and Chief Executive Officer of FUNimation Productions, Ltd (“the FUNimation CEO”). The term of this agreement is five years from the closing date of the FUNimation acquisition. The agreement provides for a base salary of $350,000 per year, subject to annual adjustments by the board of directors of FUNimation Productions , Ltd., and an annual bonus consistent with Navarre’s executive bonus program. The agreement also provides for customary benefits that are provided to similarly-situated executives including health and disability insurance, future stock option grants, reimbursement of reasonable business expenses, and paid vacation time.
     The agreement also provides the FUNimation CEO with the ability to earn two performance-based bonuses in the event that certain financial targets are met by the FUNimation business during the fiscal years ending March 31, 2006 through 2010. Specifically, if the total earnings before interest and tax (“EBIT”) of FUNimation during the fiscal years ending March 31, 2006 through March 31, 2008 is in excess of $90.0 million, the FUNimation CEO is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $90.0 million; however, this bonus payment shall not exceed $5.0 million. Further, if the combined EBIT of the FUNimation business is in excess of $60.0 million during the period consisting of the fiscal years ending March 31, 2009 and 2010, the FUNimation CEO is entitled to receive a bonus payment in an amount equal to 5% of the EBIT that exceeds $60.0 million; however, this bonus payment shall not exceed $4.0 million.

     In addition, upon entering into this agreement the Company granted a ten year option to purchase 250,000 shares of Navarre common stock exercisable at $8.35 to the FUNimation CEO.
     If the employment of the FUNimation CEO is terminated by FUNimation Productions, Ltd. without cause or by the FUNimation CEO for good reason, the FUNimation CEO is entitled to receive payment of his annual salary, plus an amount equal to the bonus payable as a portion of his annual salary for the lesser of the remaining term of his employment agreement or two years. Payments to be made under these circumstances do not include the performance-based bonuses payable in connection with meeting the EBIT targets discussed above.
     The agreement includes certain non-competition and non-solicitation provisions that apply to the FUNimation CEO’s activities during the term of the employment agreement and for 18 months thereafter.
Purchase Price
     The purchase price was allocated to the underlying assets and liabilities based on their estimated fair values. The acquisition was accounted for using the purchase method in accordance with FASB No. 141, Business Combinations. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company’s consolidated financial statements from the date of acquisition.
     During the second quarter of fiscal 2006, an allocation was performed based on initial information available which resulted in goodwill of $46.6 million, intangibles of $1.7 million related to a trademark which will not be amortized and other intangibles of $39.1 million related to license and distribution arrangements which will be amortized over a period between five to seven and one half years, based on revenue streams.
     In negotiating a reduction in the original purchase price of Funimation by $11.1 million, the Company determined that further assessments of the purchase price allocation were warranted. The Company completed the reassessment in the fourth quarter which, resulted in a decrease in certain intangible assets related to license agreements and other intangibles and an increase in goodwill of approximately $19.2 million. The revised allocation resulted in goodwill of $71.0 million (deductible for tax purposes) and intangibles of $1.5 million related to a trademark, which will not be amortized, and other intangible assets of $20.1 million, related to license and distribution arrangements, which will be amortized over a period of between five and one-half to seven and one-half years based on revenue streams. The Company is still evaluating the fair value of certain net assets and will finalize the purchase allocation within the one year period from acquisition. The Company’s recorded adjusted amortization of $5.0 million related to these other intangibles during the period ended March 31, 2006, which represents the impact of amortization from May 11, 2005, the acquisition date. The amortization expense reflects a reduction in previously recognized amortization expense, recorded in the second and third quarters of 2006, in the amount of $2.2 million related to the revised allocation in fourth quarter of 2006.
The revised purchase price allocation is as follows (in thousands):

Accounts receivable	$7,197
Inventories	315
Prepaid expenses and other current assets	53
Property and equipment	2,037
License fees	7,125
Production costs	2,608
Goodwill	71,020
License arrangements and other intangibles	21,646
Current liabilities	(9,116)

Total purchase price, less cash acquired	$102,885

     The results of FUNimation have been included in the consolidated financial statements since the date of acquisition of May 11, 2005. Unaudited pro forma results of operations for the years ended March 31, 2006 and 2005 are included below. Such pro forma information assumes that the above acquisition had occurred as of April 1, 2004. This summary is not necessarily indicative of what the Company’s results of operations would have been had the companies been a combined entity during the years ended March 31, 2006 or 2005, nor does it represent results of operations for any future periods. Pro forma adjustments consist primarily of interest expense and amortization expense:
(In thousands, except per share data):

	March 31, 2006		March 31, 2005
	As reported	Pro forma	As reported	Pro forma
Net sales	$686,126	$691,848	$596,615	$661,638
Net income (loss)	(3,175)	(3,315)	10,166	17,228
Earnings (loss) per common share:
Basic	$(.11)	$(.11)	$.38	$.64
Diluted	$(.11)	$(.11)	$.35	$.60
Note 4 Comprehensive Income (Loss)
     Other comprehensive income (loss) pertains to net unrealized gains and losses on hedge derivatives that are not included in net income (loss) but rather are recorded directly in shareholders’ equity (see further discussion Note 15).
     (In thousands, except per share data)

	Years Ended
	March 31,
	2006	2005
Net income (loss)	$(3,175)	$10,166
Change in net unrealized gain (loss) on hedge derivatives, net of tax	646	—
Less realized net gain (loss) on hedge derivatives, net of tax	(623)	—

Comprehensive income (loss)	$(3,152)	$10,166

     The changes in other comprehensive income (loss)  are primarily non-cash items.
Accumulated other comprehensive income (loss) balances, net of tax effects, were as follows (in thousands):

	March 31, 2006	March 31, 2005
Unrealized gain (loss) from:
Hedge derivatives	$23	$—

Accumulated other comprehensive income (loss)	$23	$—

Note 5 Accounts Receivable
     Accounts receivable consisted of the following (in thousands):

	March 31, 2006	March 31, 2005
Trade receivables	$102,722	$88,196
Vendor advance receivables	2,623	5,514
Other receivables	1,653	2,745

	$106,998	$96,455
Less: allowance for doubtful accounts, vendor receivables and sales discounts	6,544	3,533
Less: allowance for sales returns, net margin impact	12,801	4,190

Total	$87,653	$88,732

Note 6 Prepaid Expenses and Other Assets
Prepaid expenses and other assets consisted of the following (in thousands):

	March 31, 2006	March 31, 2005
Prepaid royalties	$10,060	$13,483
Other	1,213	1,820

Total	$11,273	$15,303

Note 7 Variable Interest Entity
     In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 46 (revised December 2003), Consolidated of Variable Interest Entities (“FIN 46(R)). FIN 46(R), along with its related interpretations, clarifies the application of Accounting Research Bulleting No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. FIN 46(R) clarifies how companies should identify a VIE, assess whether they have a variable interest in that entity, and determine the primary beneficiary from among the variable interest holders to conclude as to which entity should consolidate the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE’s expected residual losses, returns, or both, is the primary beneficiary and is required to consolidate the VIE’s financial results into its consolidated financial statements. FIN 46(R) also requires disclosure of certain information where the reporting company is the primary beneficiary or holds significant variable interests in a VIE but is not the primary beneficiary.
     The Company adopted FIN 46(R) with respect to its investment in Mix & Burn during the quarter ended December 31, 2003. During the quarter ended December 31, 2005, the Company deconsolidated Mix & Burn, as the Company is no longer deemed to be the primary beneficiary. A reconsideration event was caused by additional funding to Mix & Burn received from a third party.
     Mix & Burn’s financial results have been consolidated with those of the Company for the period through the deconsolidation date, December 1, 2005. Mix & Burn had net sales of $424,000, $352,000 and zero for the years ended March 31, 2006, 2005 and 2004, respectively, which are included in the consolidated financial statements. Mix & Burn had net losses of $1.8 million, $2.2 million and $343,000 for the years ended March 31, 2006, 2005 and 2004, respectively. Mix & Burn is a development stage company that designs and markets digital music delivery services for music and other specialty retailers. Mix & Burn funds its operations through third-party financing. Mix & Burn had a $2.5 million note payable to the Company, which was written off through deconsolidation during the three months ended December 31, 2005. The Company recognized $1.9 million of other income related to the deconsolidation of the variable interest entity, representing Mix & Burn’s losses that were consolidated in excess of the note payable to the Company.
Investment
     The Company owned a 45% equity interest in Mix & Burn through March 16, 2006. As of the reconsideration event noted above, the Company utilized the equity method to account for this investment, subsequent to the deconsolidation of the entity. As of March 16, 2006 the Company owns a 7% interest in Mix & Burn and accounts for the investment under the cost method. At March 31, 2006, this investment is recorded at zero due to the continued losses experienced by Mix & Burn, which exceeded the Company’s loans and equity investments in Mix & Burn. At March 31, 2006 the Company has no guarantees or future commitments related to Mix & Burn.
Note 8 Inventories
     Inventories, net of reserves, consisted of the following (in thousands):

	March 31, 2006	March 31, 2005
Finished products	$34,154	$33,265
Consigned inventory	4,119	2,957
Raw materials	5,351	4,537

	$43,624	$40,759

     Consigned inventory represents inventory at customers where revenue recognition criteria have not been met.

Note 9 Goodwill and Intangible Assets
Goodwill
     As of March 31, 2006 and March 31, 2005, goodwill amounted to $81.2 million and $9.8 million, respectively. During fiscal 2006, the FUNimation acquisition added $71.0 million in goodwill (see Note 3). Also, during fiscal 2006 purchase price adjustments related to the annual earn-out payment of $350,000 were made relating to the BCI acquisition resulting in additional goodwill.
     The changes in the carrying amount of goodwill by segment were as follows (in thousands):

	Distribution	Publishing	Other	Consolidated
Balances as of March 31, 2005	$—	$9,832	$—	$9,832
Goodwill resulting from an acquisition	—	71,020	—	71,020
Earn—out related to an acquisition	—	350	—	350

Balances as of March 31, 2006	$—	$81,202	$—	$81,202

Intangible assets
     Other identifiable intangible assets, net of amortization, of $20.9 million and $5.2  million as of March 31, 2006 and March 31, 2005, respectively, are being amortized (except for the trademark) over useful lives ranging from between three and seven and one half years and are as follows (in thousands):

	As of March 31, 2006
	Gross carrying	Accumulated
	amount	amortization	Net
Masters	$7,475	$3,213	$4,262
License relationships	20,078	5,045	15,033
Trademark (not amortized)	1,568	—	1,568

	$29,121	$8,258	$20,863

	As of March 31, 2005
	Gross carrying	Accumulated
	amount	amortization	Net
Masters	$6,838	$1,687	$5,151
Other	729	682	47

	$7,567	$2,369	$5,198

     Aggregate amortization expense for the periods ended March 31, 2006, 2005 and 2004 were $6.6 million, $1.6 million and $311,000, respectively.
     The following is a schedule of estimated future amortization expense (in thousands):

2007	$7,573
2008	4,921
2009	3,919
2010	1,949
2011	415
Debt issuance costs
     Debt issuance costs are amortized over the life of the related debt and are included in “Other Assets.” Debt issuance costs totaled $3.8 million and $2.8 million at March  31, 2006 and March 31, 2005, respectively. Accumulated amortization amounted to approximately $827,000 and $502,000 at March 31, 2006 and March 31, 2005, respectively. The Company wrote off net debt issuance costs of $239,000 during first quarter of fiscal 2006 associated with the previous debt agreement. Amortization expense and the write-off are included in interest expense in the accompanying consolidated statements of operations.

Note 10 Production Costs
     Production costs consist of the following and are included in “Other Assets” (in thousands) and are related to the addition of the FUNimation business:

	March 31,	March 31,
	2006	2005
Production costs	$5,653	$—
Less: accumulated amortization	1,877	—

	$3,776	—

     The Company presently expects to amortize 82% of the March 31, 2006 unamortized production by March 31, 2009. Amortization of production costs for the period ended March 31, 2006 were $1.9 million, with none for the periods ended March 31, 2005 and 2004. These amounts have been included in cost of sales in the accompanying statements of operations.
Note 11 Property and Equipment
     Property and equipment consisted of the following (in thousands):

	March 31,	March 31,
	2006	2005
Land and buildings	$1,623	$—
Furniture and fixtures	1,052	1,092
Computer and office equipment	5,541	4,483
Warehouse equipment	7,062	6,868
Production equipment	257	—
Leasehold improvements	1,843	2,894
Construction in progress	1,269	74

Total	$18,647	$15,411
Less: accumulated depreciation and amortization	8,349	7,259

Net property and equipment	$10,298	$8,152

Note 12 License Fees
     License fees consisted of the following (in thousands) and are related to the addition of the FUNimation business:

	March 31,	March 31,
	2006	2005
License fees	$18,681	$—
Less: accumulated amortization	5,334	—

	$13,347	—

     Amortization of license fees for the period ended March 31, 2006 were $5.3  million, with none for the periods ended March 31, 2005 and 2004. These amounts have been included in royalty expense in cost of sales in the accompanying statements of operations.
Note 13 Accrued Expenses
     Accrued expenses consisted of the following (in thousands):

	March 31,	March 31,
	2006	2005
Compensation and benefits	$3,067	$9,067
Royalties	6,134	2,491
Rebates	1,354	1,023
Interest	1,751	31
Other	4,340	2,455

Total	$16,646	$15,067

Note 14 Bank Financing and Debt
     In October 2001, the Company entered into a credit agreement with General Electric Capital Corporation as administrative agent, agent and lender, and GECC Capital Markets Group, Inc. as Lead Arranger, for a three year, $30.0 million revolving credit facility for use in connection with our working capital needs. In June 2004, this credit agreement was amended and restated to, among other things, provide for two senior secured revolving sub-facilities: a $10.0 million revolving acquisition sub-facility, and a $40.0 million revolving working capital sub-facility. The revolving working capital sub-facility allowed for borrowings up to $40.0 million, subject to a borrowing base requirement, and required that the Company maintain a minimum excess availability of at least $10.0 million. In addition to the provision for the two senior secured revolving sub-facilities, this credit agreement allowed for up to $10.0 million of the revolving working capital facility to be used for acquisitions, providing the Company with an aggregate revolving acquisition availability of up to $20.0 million, subject to a borrowing base requirement. The working capital revolving credit facility also included borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans. Under the amended and restated credit agreement, the maturity date of the revolving working capital facility was December 2007 and the maturity date of the revolving acquisition facility was June 2006.
     The credit agreement was amended and restated on May 11, 2005 in order to provide the Company with funding to complete the FUNimation acquisition (see Note 3) and was again amended and restated on June 1, 2005. The credit agreement currently provides a six-year $115.0 million Term Loan B sub-facility with quarterly payments of $1.25 million and the remaining principal due on May 11, 2011, a $25.0 million five and one-half year Term Loan C sub-facility due on November 11, 2011, and a five-year revolving sub-facility for up to $25.0 million which expires on May 11, 2010. The entire $115.0 million of the Term Loan B sub-facility was drawn at May 11, 2005 and the entire $25.0 million of the Term Loan C sub-facility was drawn at June 1, 2005. The revolving sub-facility of up to $25.0 million is available to the Company for its working capital and general corporate needs.
     The loans under the senior credit facilities are guaranteed by the Company’s subsidiaries and are secured by a first priority security interest in all of the Company’s assets and in all of the assets of the Company’s subsidiary companies, as well as the capital stock of the Company’s subsidiary companies. During fiscal year 2006, the Company entered into several amendments to these credit facilities that, among other things, permitted the Company to (i) enter into an agreement with the FUNimation sellers that resulted in a reduction to the purchase price paid to these parties; and (ii) use the proceeds received in the March 2006 private placement, together with other available cash on hand, to pay down the Term Loan C sub-facility.
     In association with the credit agreement, the Company also pays certain facility and agent fees. Interest under the revolving facility provided pursuant to the credit agreement was at the index rate plus 2.25% (10.0% and 5.75% at March 31, 2006 and March 31, 2005, respectively) and is payable monthly. As of March 31, 2006 and March 31, 2005, respectively, the Company had no balance under the revolving working capital facilities. Interest under the Term Loan B sub-facility was at the LIBOR rate plus 3.75% (8.28% as of March 31, 2006). The balance under the Term Loan B sub-facility was $80.1 million at March 31, 2006. The Term Loan C sub-facility was paid in full during fiscal 2006.
     Under the credit agreement the Company is required to meet certain financial and non-financial covenants. Non-financial covenants include, but are not limited to, restrictions on the borrowing of the Company to its subsidiaries and affiliates. The financial covenants include a variety of financial metrics that are used to determine our overall financial stability and include limitations on our capital expenditures, a minimum ratio of EBITDA to fixed charges, and a maximum of indebtedness to EBITDA. The Company was in compliance with all the covenants related to the credit facility as of March 31, 2006.
     In November 2003, in connection with the BCI acquisition, the Company entered into an agreement with Hilco Capital, L.P. for a four-year $6.0 million credit facility on November 5, 2003. On December 16, 2003, the Company paid off this credit facility in full and in doing so recorded a special charge for a debt extinguishment expense of $908,000.
Mix & Burn (See further deconsolidation disclosure in Note 7)
     Mix & Burn had six convertible promissory notes with accrued interest which were due between October 17, 2005 and December 31, 2005. These notes had interest rates between 8%-12%. The aggregate principal balance at March 31, 2005 was $250,000.
     On February 1, 2005, Mix & Burn obtained a $20,000 bank line of credit. The line of credit had an interest rate at the bank’s prime rate and matured on February 1, 2006. Mix & Burn assigned a $20,000 certificate of deposit to the bank as collateral for the line of credit. The bank also established a $20,000 irrevocable letter of credit with one of Mix & Burn’s suppliers to be drawn under the letter of credit. There were no amounts outstanding on this line at March 31, 2005.

     On March 9, 2005, Mix & Burn obtained a $100,000 bank line of credit. The line of credit had an interest rate at the bank’s prime rate and matured on August 1, 2005. Mix & Burn assigned a $105,000 certificate of deposit to the bank as collateral for the line of credit. The bank also established a $100,000 irrevocable letter of credit with one of Mix & Burn’s suppliers to be drawn under the letter of credit. There were no amounts outstanding on this line at March 31, 2005.
     Long-term debt consisted of the following (in thousands):

	March 31,	March 31,
	2006	2005
Term Loan B sub—facility	$80,130	$—
Other (see Mix & Burn above)	—	250

Total debt	80,130	250
Less: current portion	5,000	250

Total long—term debt	$75,130	$—

     As of March 31, 2006, annual debt maturities were as follows (in thousands):

2007	$5,000
2008	5,000
2009	5,000
2010	5,000
2011	5,000
2012 and thereafter	55,130

Total	$80,130

Letters of Credit
     The Company is party to letters of credit totaling $350,000 at March 31, 2006. The Company is party to a $100,000 letter of credit as required per a lease related to the Company’s headquarters and a $250,000 letter of credit with a vendor. In the Company’s past experience, no claims have been made against these financial instruments.
Note 15 Derivative Instruments
     The Company uses derivative instruments to assist in the management of exposure to interest rates. The Company uses derivative instruments only to limit the underlying exposure to floating interest rates, and not for speculation purposes. The Company documents relationships between hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item.
     The Company enters into interest rate swap agreements to hedge the risk from floating rate long-term debt to fixed rate debt. These contracts are designed as cash flow hedges with the fair value recorded in accumulated other comprehensive income (loss) and as a hedge asset or liability in other long-term assets or other long-term liabilities, as applicable. Once the forecasted transaction actually occurs, the related fair value of the derivative hedge contract is reclassified from accumulated other comprehensive income (loss) into earnings. Any ineffectiveness of the hedges is also recognized in earnings as incurred. On August 9, 2005, the Company entered into two interest-rate swap agreements with notional amounts of $98.8 million and $25.0 million. These interest rate swaps were terminated in February 2006 and January 2006, resulting in realized gains of $613,000 and $10,000, respectively, and is reported in other income (expense) in the consolidated statements of operations. As of March 31, 2006, total realized gain was $623,000. On March 6, 2006, the Company entered into an interest rate swap agreement with a notational amount of $53.0 million which expires on May 11, 2007. At March 31, 2006, the fair value of the interest rate swap had increased from inception by $37,000 and is included in the other long-term assets. The unrecognized after-tax gain portion of the fair value of the contracts recorded in accumulated other comprehensive income (loss) was $23,000 at March 31, 2006.
     See additional disclosure in Note 18.

Note 16 Income Taxes
     The income tax provision (benefit) is comprised of the following (in thousands):

	Fiscal Years ended March 31,
	2006	2005	2004
Current
Federal	$241	$3,306	$417
State	16	459	36
Deferred	(2,271)	(4,771)	(1,036)

Tax benefit	$(2,014)	$(1,006)	$(583)

     A reconciliation of income tax benefit to the statutory federal rate is as follows (in thousands):

	Fiscal Years ended March 31,
	2006	2005	2004
Tax expense at statutory rate	$(1,764)	$3,114	$2,119
State income taxes, net of federal benefit	(227)	293	193
Non-deductible compensation charge	—	1,972	—
Reversal of valuation allowance	—	(7,496)	(3,579)
Effect of variable interest entity	—	755	117
Write off of note to variable interest entity	(850)	—	—
Valuation allowance	875	—	—
Other	(48)	356	567

Tax benefit	$(2,014)	$(1,006)	$(583)

	Fiscal Years ended March 31,
	2006	2005	2004
Tax expense at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.4%	3.2%	3.1%
Non-deductible compensation charge	—	21.5%	—
Reversal of valuation allowance	—	(81.8)%	(57.4)%
Effect of variable interest entity	—	8.2%	1.9%
Write off of note to variable interest entity	16.4%	—	—
Valuation allowance	(16.9)%	—	—
Other	0.9%	3.9%	9.1%

Tax benefit	38.8%	(11.0)%	(9.3)%

     Deferred income taxes reflect the available tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of March 31, 2006 and 2005 are as follows (in thousands):

	Fiscal Years ended March 31,
	2006	2005
Net deferred tax asset (liability)—non-current
Incentive based deferred compensation	$2,028	$1,887
Stock based compensation	103	121
Book/tax intangibles amortization	(3,261)	(3,176)
Book/tax depreciation	(437)	(423)
Variable interest entity	—	974
Capital loss carryforwards	1,000	—
Other	49	—

Subtotal deferred tax asset (liability)—non-current	(518)	(617)
Valuation allowance	(252)	(974)

Total deferred tax asset (liability)—non-current	$(770)	$(1,591)

Net deferred tax asset (liability)—current
Collectibility reserves	$7,718	$4,222
Allowance for sales returns	473	2,016
Reserve for sales discounts	419	278
Accrued vacations	376	282
Inventory — uniform capitalization	309	230
Incentive based deferred compensation	111	148
Other	172	222

Subtotal deferred tax asset—current	$9,578	$7,398
Valuation allowance	(748)	—

Total deferred tax asset—current	8,830	7,398

Total deferred tax asset	$8,060	$5,807

     During the year ended March 31, 2006 the Company did not utilize any net operating loss carryforwards. At March 31, 2006, the Company had capital loss carryforwards which expire in 2011.
     During the years ended March 31, 2006 and 2005, $300,000 and $2.4 million, respectively, was added to common stock in accordance with APB No. 25 reflecting the tax difference relating to employee stock option transactions.
     The American Jobs Creation Act of 2004 was signed into law on October 22, 2004. The Company has evaluated the Act and believes that its provisions will not have a material impact on the tax rate. The Company is analyzing its operations to determine if it qualifies for the manufacturing deduction, but the benefit, if any, is not anticipated to be material.
     The Company’s net deferred income tax assets were completely reserved in fiscal 2003 because of its history of pre-tax losses. Reversals of these valuation reserves during fiscal 2005 and 2004 resulted in the recording of tax benefits associated with its utilization of net operating loss carryforwards due to the generation of taxable income. As of March 31, 2006, all net-operating losses have been utilized. The Company has booked a deferred tax asset for the capital loss carryforward related to the write off of an investment. The capital loss carryforward has been fully reserved in fiscal year 2006, as the Company has determined that it is unlikely that a capital gain will be generated to offset the capital loss carryforward. Management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, therefore no valuation allowance is required for other remaining deferred tax assets.
Note 17 Shareholders’ Equity
     The Company has 10,000,000 shares of preferred stock, no par value, which is authorized. No preferred shares are issued or outstanding.
     Navarre did not repurchase any shares during the fiscal years ended March 31, 2006, March 31, 2005 or March 31, 2004.

     On December 15, 2003, the Company completed a private placement to institutional and other accredited investors of 2,631,547 shares of common stock and 657,887 shares of common stock issuable upon exercise of warrants. The Company sold the securities for $4.75 per share for total proceeds of approximately $12,500,000 and net proceeds of approximately $11,735,000. The per share price of $4.75 represented a discount of approximately 15% of the closing price of the Company’s common stock on the date the purchase was completed. The net proceeds were used to discharge the Company’s approximate $6.6 million debt to Hilco Capital, LP incurred in connection with the BCI acquisition and the remainder was made available for, among other things, general working capital needs.
     The warrants issued to the 2003 placement investors were five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $7.00 per share. As of March 31, 2006, all such warrants had been exercised.
     The Company issued to its agent in the 2003 private placement, Craig-Hallum Capital Group, LLC, a warrant to purchase 131,577 shares. The Company exercised the mandatory exercise provision contained in this warrant on June 9, 2004 and the warrant was exercised on June 10, 2004.
     On April 28, 2004, the Company registered for resale by the selling shareholders the shares of common stock and the shares of common stock issuable upon exercise of the warrants issued in the private placement under a registration statement on Form S-3. This registration statement also covered the registration of 131,577 shares issuable upon the exercise of the agent’s warrant as well as 320,000 shares issuable upon the exercise of a warrant issued to Hilco Capital, LP, which provided financing in connection with the Company’s November 2003 acquisition of the assets of BCI Eclipse and 1,000,000 shares issued in connection with the BCI Eclipse acquisition.
     During fiscal 2005, the Company issued 300,000 shares of Navarre common stock in conjunction with the purchase of 20,000 shares of Encore stock.
     During fiscal 2006, the Company issued 1,827,486 shares of Navarre common stock in conjunction with the acquisition of FUNimation.
Note 18 Private Placement
     On March 21, 2006 (the “Closing Date”), the Company completed a private placement (the “PIPE”) to institutional and other accredited investors of 5,699,998 shares of common stock and 1,596,001 shares of common stock issuable upon exercise of warrants. The Company sold the securities for $3.50 per share for total proceeds of approximately $20.0 million and net proceeds of approximately $18.5 million. The per share price of $3.50 represented a discount of approximately 8.4% of the closing price of the Company’s common stock on the date the purchase was completed. The net proceeds were used to discharge the Company’s $25.0 million Term Loan C sub-facility debt to GE, incurred in connection with the FUNimation acquisition. The warrants issued to the 2006 placement investors were five-year warrants exercisable at any time after the sixth month anniversary of the date of issuance at $5.00 per share. As of March 31, 2006, 1,596,001 warrants were outstanding related to this issuance, which includes a warrant to purchase 171,000 shares issued by the Company to its agent in the private placement, Craig-Hallum Capital Group, LLC.
     In accordance with the terms of the PIPE, the Company was required to file with the SEC, within thirty (30) days from the Closing Date, a registration statement covering the common shares issued and issuable in the PIPE. The Company was also required to cause the registration statement to go effective on or before a predetermined amount of time as defined in the Registration Rights Agreement and to exert its “best efforts” to maintain the effectiveness of the registration. The Company is subject to liquidated damages of one percent (1%) per month of the aggregate gross proceeds ($20.0 million) with a 9% cap, as to the total liquidated damages, if the Company fails to cause the registration statement to become effective. Upon the registration statement being declared effective, the Company could nevertheless be subject to the foregoing liquidated damages if it fails to maintain the effectiveness of the registration statement.
     The warrants, which were issued together with the common stock, have a term of five years, and provide the investors the option to require us to repurchase the warrants for a purchase price, payable in cash within five (5) business days after such request, equal to the Black Scholes value of any unexercised warrant shares, but only if, while the warrants are outstanding, we initiate the following change in control transactions: (i) we effect any merger or consolidation, (ii) we effect any sale of all or substantially all of our assets, (iii) any tender offer or exchange offer is completed whereby holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property (Minnesota corporate law provides the Company with an opportunity to exert control over such a transaction), or (iv) we effect any reclassification of our common stock whereby it is effectively converted into or exchanged for other securities, cash or property.

     Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19”), the fair value of the warrants issued under the PIPE have been reported as a liability and the value of the common stock has been reported as temporary equity due to the requirement to net-cash settle the transaction. The reason for this treatment is because EITF 00-19 requires the Company to use “best efforts” language in conjunction with the discussion regarding the effectiveness of the registration statement. Otherwise, it is assumed that the effectiveness of the registration statement is out of the Company’s control, thereby assuming net-cash settlement.
     On the Closing Date, the warrants had a fair value of approximately $1.9 million, which was determined using a lattice valuation model. The assumptions utilized in computing the fair value of the warrants were as follows: expected life of 5 years, estimated volatility of 66%, a risk free interest rate of 4.6% and a call option of $8.50 one year after the Closing Date. On the Closing Date, the common stock was recorded at approximately $16.6 million, or the difference between the net proceeds and the fair value of the warrants. The warrants are considered a derivative financial instrument and will be marked to fair value on a quarterly basis. Any changes in fair value of the warrants will be recorded through the consolidated statement of operations as other income (expense). For the year ended March 31, 2006, the Company expensed $342,000 associated with the fair value adjustment of the warrants and as of March 31, 2006 the warrants had a fair value of $2.2 million. There was no fair value adjustment in any other periods presented. On the Closing Date and at March 31, 2006, the value of the common stock was recorded at $16.6 million in temporary equity on the consolidated balance sheets. The common stock will remain in temporary equity until the registration statement is declared effective.
Note 19 Stock Options and Grants
     The Company has established the Navarre Corporation 1992 Stock Option Plan and the Navarre Corporation 2004 Stock Plan (collectively, “the Plans”). The maximum aggregate number of shares that may be granted under the Plans as of March 31, 2006 is 5.2 million and 2.5 million, respectively. Eligible participants under the plans are key employees and directors. The options are granted at fair market value and expire between five and ten years after the grant date. The Company accelerated the vesting of certain stock options, as noted in Note 2, during fiscal 2006.
     The following is a summary of stock option information and weighted average exercises prices for the stock option plans:

	Plan Options		Weighted Average
	Available for	Plan Options	Exercise Price Per
	Grant	Outstanding	Share
Balance on March 31, 2003	12,002	3,037,952	$2.91
Additional shares authorized	1,000,000	—	—
Granted	(701,748)	701,748	4.91
Exercised	—	(765,600)	2.80
Canceled	47,300	(47,300)	3.26
Terminated	19,600	(19,600)	2.78

Balance on March 31, 2004	377,154	2,907,200	$3.41
Additional shares authorized	1,000,000	—	—
Granted	(917,500)	917,500	15.25
Exercised	—	(724,700)	3.03
Canceled	312,200	(312,200)	5.11

Balance on March 31, 2005	771,854	2,787,800	$7.24
Additional shares authorized	1,500,000	—	—
Granted	(1,195,000)	1,195,000	6.64
Exercised	—	(277,500)	3.76
Canceled	364,200	(364,200)	8.50

Balance on March 31, 2006	1,441,054	3,341,100	$7.17

     The following table summarizes information about the weighted average remaining contracted life (in years) and the weighted average exercise prices for stock options outstanding as of the year ended March 31, 2006:

	Options Outstanding			Options Exercisable
			Weighted		Weighted
			Average		Average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise Prices	Options	Life	Price	Options	Price
$0.93 to $1.73	867,900	2.64 years	$1.50	518,300	$1.45
$1.75 to $5.37	513,200	7.01 years	$4.37	459,000	$4.60
$5.48 to $6.09	504,500	6.07 years	$5.99	504,500	$5.99
$6.33 to $8.38	699,000	8.33 years	$7.72	699,000	$7.72
$9.60 to $17.39	749,500	4.55 years	$15.85	749,500	$15.85
$18.08 to $18.08	2,000	4.78 years	$18.08	2,000	$18.08
$18.27 to $18.27	5,000	4.78 years	$18.27	5,000	$18.27

	3,341,100	5.45 years	$7.17	2,937,300	$7.93

     The Company granted 100,000 and 250,000 options, respectively, to two current key employees. The option to purchase 100,000 shares was later amended to 80,000 shares. The options were deemed commensurate with their level of responsibility. The options vested depending on attaining certain performance-based criteria. The performance-based options were subject to fixed accounting and were recognized when the criteria were met for vesting or due to the passage of time. Certain criteria were met and all of the options vested in fiscal 2005, therefore, the Company recorded stock-based compensation expense of $269,000 for the year ended March 31, 2005. The options expire September 21, 2006 and September 6, 2008, respectively. At March 31, 2006, 60,000 of the option to purchase 80,000 shares remain outstanding and 100,000 of the option to purchase 250,000 shares remain outstanding.
Note 20 401(k) Plan
     The Company has a defined contribution 401(k) profit-sharing plan (the plan) for eligible employees which is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers substantially all full-time employees. Employees are entitled to make tax deferred contributions of up to 100% of their eligible compensation, subject to annual IRS limitations. The Company matches 100% of employees contributions up to 2% of their base pay, annually. The Company’s contributions charged to expense were $515,000, $199,000 and $129,000 for the years ended March 31, 2006, 2005, and 2004, respectively. The Company’s matching contributions vest over three years.
Note 21 Commitments and Contingencies
Leases
     The Company leases substantially all of its office, warehouse and distribution facilities. The terms of the lease agreements generally range from 2 to 15 years. The leases require payment of real estate taxes and operating costs in addition to rent.
     Total rent expense was $2.9 million, $2.7 million, and $1.9 million for the years ended March 31, 2006, 2005, and 2004, respectively.
     The following is a schedule of future minimum rental payments required under noncancelable operating leases as of March 31, 2006 (in thousands):

2007	$2,941
2008	2,853
2009	2,890
2010	2,549
2011	1,899
Thereafter	14,748

$27,880

Litigation
     In the normal course of business, the Company is involved in a number of litigation/arbitration matters that, other than the matters described immediately below, are incidental to the operation of the Company’s business. These matters generally include, among other things, collection matters with regard to products distributed by the Company and accounts receivable owed to the Company. The Company currently believes that the resolution of any of these pending matters will not have a material adverse effect on the Company’s financial position or liquidity, but an adverse decision in more than one of the matters not described below could be material to the Company’s consolidated results of operations. Because of the status of these proceedings as well as the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict the exposure to the Company, if any, in connection with these matters.
     Sybersound Records, Inc. v. BCI Eclipse, LLC, et al.
     On May 12, 2005, Sybersound Records, Inc. (“Sybersound”) filed this action against BCI Eclipse, LLC (“BCI”) and others in the Superior Court of California, County of Los Angeles, West District, Case Number SC085498. Plaintiff alleged that BCI and others sold unlicensed records in connection with their karaoke-related business or otherwise failed to account for or pay licensing fees and/or royalties. Sybersound alleged that this conduct gives BCI and others an illegal, competitive advantage in the marketplace. Based on this and related conduct, Sybersound asserted the following causes of action: tortious interference with business relations, unfair competition under the California Business and Professions Code, and unfair trade practices under California’s Unfair Practices Act. Sybersound sought damages, including punitive damages, of not less than $195.0 million dollars plus trebled actual damages, injunctive relief, pre-judgment and post-judgment interest, costs, attorney’s fees and expert fees.
     On August 10, 2005, Plaintiff filed a dismissal without prejudice of the case, and filed and served a new Complaint in the United States District Court for the Central District of California on August 11, 2005. In the new Complaint, Plaintiff made similar allegations, but also alleged that BCI was infringing on certain copyrights because of an exclusive license that Sybersound was granted by TVT.
     On November 7, 2005, the Court issued its order granting BCI’s motion to dismiss as well as other of the defendants’ motions to dismiss, but without prejudice to plaintiffs’ right to attempt to save its claims by amending the Complaint. Plaintiff served and filed an Amended Complaint on November 21, 2005 which added various individual defendants, including BCI’s president. In addition, Sybersound added claims under the Racketeer Influenced and Corrupt Organization’s Act. On December 22, 2005, BCI served and filed its motion to dismiss Sybersound’s Amended Complaint.
     On January 6, 2006, the Court issued its order dismissing Plaintiffs’ claims with prejudice. An appeal of this order was filed by Sybersound on February 1, 2006 and a briefing schedule has been set with respect to the issues present in the appeal. Sybersound has filed its opening brief as scheduled.
     Sybersound Records, Inc. v. Navarre Corporation, BCI Eclipse, LLC, et al.
     Sybersound Records, Inc. filed this action on or about May 12, 2005 in the Superior Court of Justice, Toronto, Ontario, Canada, Court File Number 05-CV-289397Pd2. The factual basis for Sybersound’s claims in this case are essentially the same as those in the California action described above. However, Sybersound has named Navarre Corporation in this case in addition to BCI Eclipse, LLC.
     Sybersound claims that the alleged misconduct constitutes tortious interference with economic interests, and seeks damages of not less than $5,745,000, plus punitive damages in the amount of $800,000, plus injunctive relief against certain of the defendants other than Navarre and BCI.
     Navarre and BCI Eclipse Company, LLC have responded to the complaint, denied liability and damages and asserted a counterclaim against Sybersound and its principal, Jan Stevens. In their counterclaim, BCI and Navarre seek injunctive relief enjoining Sybersound and Stevens from making false statements regarding BCI and Navarre, declaratory relief that Sybersound and Stevens have made false statements, and money damages for the false statements. BCI and Navarre allege that Sybersound and Stevens are liable to Navarre and BCI under the Competition Act, Trade-marks Act and common law for certain false statements made and published by Sybersound and Stevens, and are seeking all damages available.

     Securities Litigation Lawsuits
     Several purported class action lawsuits have been commenced by various plaintiffs against Navarre Corporation in the United States District Court for the State of Minnesota. The allegations in each of these lawsuits are virtually identical, and essentially claim that the Company, and certain of its officers and/or directors violated federal securities laws and regulations because the Company’s financial results were materially inflated and not prepared in accordance with generally accepted accounting principles. The Complaints allege that these accounting irregularities benefited Company insiders including the individual defendants. The Complaints further allege that the Company failed to properly recognize executive deferred compensation and improperly recognized a deferred tax benefit as income. Plaintiffs cite to violation of Sec. 10(b) of the Securities Exchange Act of 1934 (the “Act”) and Rule 10(b)(5), promulgated under the Act, and as to the individual defendants only, violation of Sec. 20(a) of the Act.
     Plaintiffs seek certification of the actions as a class action lawsuit, compensatory but unspecified damages allegedly sustained as a result of the alleged wrongdoing, plus costs, counsel fees and experts fees. The actions are identified as follows:
AVIVA Partners, Ltd. v. Navarre Corp., et al.
(Civ. No. 05-1151 (PAM/RLE))
Vivian Oh v. Navarre Corp., et al.
(Civ. No. 05-01211 (MJD/JGL))
Matthew Grabler v. Navarre Corp., et al.
(Civ. No. 05-1260 (DWF/JSM))
     Defendants entered into a stipulation with counsel for plaintiffs in each of these cases to postpone the time for bringing a motion to dismiss until after a lead plaintiff and lead counsel are appointed by the Court, and an amended consolidated complaint is filed.
     By Memorandum Opinion and Order dated December 12, 2005, the Court appointed “The Pension Group,” comprised of the Operating Engineers Construction Industry and Miscellaneous Pension Fund and Ms. Grace W. Lai, as Lead Plaintiff, and appointed the Reinhardt, Wendorf & Blanchfield law firm as liaison counsel and the Lerach, Coughlin law firm as lead counsel. The Court also ordered that the cases be consolidated under the caption In re Navarre Corporation Securities Litigation, and further ordered that a Consolidated Amended Complaint be filed.
     On February 3, 2006, Plaintiffs filed a Consolidated Amended Complaint with the Court. This Consolidated Amended Complaint reiterates the allegations made in the individual complaints and extends these allegations to the Company’s restatements of its previously issued financial statements that were made in November 2005. A hearing on Defendants’ motion to dismiss was held on May 10, 2006 and the motion is under advisement by the Court.
     Meanwhile, Plaintiff had brought a motion to lift the statutory stay of discovery pending a ruling on Defendants’ motion to dismiss, arguing “undue prejudice.” That motion was heard on April 18 before Magistrate Judge Raymond L. Erickson. By an order dated May 15, 2006, the Court denied the motion and no appeal has been taken. The Company believes these claims to be without merit and intends to vigorously defend against them.
     Shareholder Derivative Lawsuits
     Several potential class plaintiffs have commenced shareholder derivative lawsuits on behalf of all of Navarre’s shareholders, alleging claims against the Company and certain of its executives, officers and directors. The complaints allege that shareholders have been treated unfairly based upon the same factual allegations contained in the securities litigation lawsuit set forth above.
     The actions were brought in the U.S. District Court for Minnesota, and are identified as follows:
Shannon Binns v. Charles Cheney, et al.
(Civ. No. 05-1191 (RHK/JSM))
Karel Filip v. Charles Cheney, et al.
(Civ. No. 05-01216 (DSD/SRN))
Jeffrey Evans v. Charles Cheney, et al.
(Civ. No. 05-01216 (JMR/FLN))
Joan Brewster v. Charles Cheney, et al.
(Civ. No. 05-2044 (JRT/FLN))

William Block v. Charles Cheney, et al.
(Civ. No. 05-2067 (DSD/SRN))
     While the cases filed by Evans, Brewster and Block contain more detailed, and somewhat different factual allegations, the relief sought is essentially the same as the other shareholder derivative actions. Counsel for all plaintiffs have filed competing motions to consolidate all five derivative actions and to have their attorneys named as lead counsel.
     On July 26, 2005, the Navarre’s Board of Directors appointed a special litigation committee pursuant to Minn. Stat. §302A.241 to consider whether it is in the best interests of the Company to pursue the shareholder derivative claims. The special litigation committee retained experts, conducted interviews with the named Defendants and others, and also contacted Plaintiffs’ counsel for, and obtained, their input.
     On January 19, 2006, the special litigation committee issued a comprehensive Resolution, Report (consisting of 40 pages) and Appendix (consisting of 17 exhibits) detailing its findings. The special litigation committee resolved that the derivative actions “are not meritorious and should not be pursued, (and) that it is in the best interests of Navarre that such Derivative Complaints be dismissed . . .” On February 23, 2006, the special litigation committee issued a revised version of its Report in response to the Company’s disclosure that it had received correspondence from the United States Securities and Exchange Commission (the “SEC”) detailing a request that the Company voluntarily provide certain documentation. The special litigation committee indicated that this revised Report was provided in order to clarify that an information request and inquiry by the SEC did not impact upon the conclusions reached by the special litigation committee. As a result, Defendants had scheduled a hearing before the Court on April 20, 2006 to seek a dismissal of these derivative suits.
     The Court held a status conference on March 23, 2006, at which Plaintiffs requested to be permitted to conduct discovery before the hearing on Defendants’ motion to dismiss. The Court postponed that hearing and directed Plaintiffs to serve discovery requests by March 27, 2006, and for Defendants to respond by March 31, 2006. On April 6, 2006, the Court issued an Order directing the Defendants to reschedule the hearing on its motion to dismiss, which was promptly rescheduled for a hearing on May 10, 2006.
     On April 17 and 18, 2006, Plaintiffs Block, Brewster and Evans brought identical motions to compel discovery and to continue the May 10, 2006 hearing. By Order dated April 21, 2006, the Court directed Plaintiffs to bring their discovery motion before Magistrate Judge Janie S. Mayeron and continued the hearing on Defendants’ motion to dismiss to an unspecified future date, pending resolution of the discovery motion. The discovery motion was argued on May 23, 2006 and the Court took the matter under advisement.
     Meanwhile, on April 21, 2006 Plaintiffs Binns and Filip and Defendants entered into a stipulation of dismissal without prejudice of those two actions. This voluntary dismissal provides Plaintiffs Binns and Filip to refile their actions in the future if circumstances warrant, and Defendants reserved all rights to oppose and defend against any such future actions. By Order dated May 16, 2006 the Court dismissed those actions.
     All of these securities and shareholder derivative actions have been transferred to U.S. District Judge Paul A. Magnuson and U.S. Magistrate Judges Raymond L. Erickson and Janie S. Mayeron for all further proceedings.
     The Company believes these claims to be without merit and intends to vigorously defend against them. Because of the contingencies and uncertainties associated with litigation, it is difficult, if not impossible, to predict the exposure to the Company, if any, or an outcome in connection with these matters.
Note 22 Capital Leases
     The Company leases certain equipment under noncancelable capital leases. At March 31, 2006 and 2005, leased capital assets included in property and equipment were as follows (in thousands):

	March 31, 2006	March 31, 2005
Computer and office equipment	$487	$380
Less: accumulated depreciation and amortization	166	87

Net property and equipment	$321	$293

     Future minimum lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows (in thousands):

Minimum Lease
Commitments
Year ending March 31:
2007	$161
2008	132
2009	77
2010	60
2011	8
Thereafter	—

Total minimum lease payments	$438
Less: amounts representing interest at rates ranging from 9.6% to 31.6%	101

Present value of minimum capital lease payments	$337
Less: current installments	115

Obligations under capital lease, less current installments	$222

Note 23 Sale/Leaseback of Warehouse Facility
     During June 2004, the Company entered into an agreement for the sale and leaseback of its warehouse adjacent to the Company’s headquarters building in New Hope, Minnesota, for net proceeds of $6.4 million. The initial term of the lease is 15 years, with options to renew for three additional five-year periods. The lease was classified as an operating lease.
     The $1.4 million difference between property and equipment sold and the net proceeds has been established as prepaid rent and is being amortized over the life of the lease. Rental payments under the lease approximate $659,000 for the first year, with an annual increase of 2.75% each year thereafter.
Note 24 License and Distribution Agreement
     On March 29, 2004, the Company entered into a license and distribution agreement (“Agreement”) with Riverdeep, Inc. (“Riverdeep”). The Agreement contains provisions for a license fee and a guaranteed royalty. The Company will incur royalty expense for the license fee based on product sales for the year. However, payment will not begin until the license fee royalties have exceeded the guaranteed royalty (see below). License fee royalties were $8.2 million and $9.1 million for the periods ended March 31, 2006 and 2005, respectively, are reflected in cost of sales in the consolidated statement of operations.
     The Company provided $8.4 million and $11.7 million of guaranteed royalty payments to Riverdeep for the periods ended March 31,2006 and 2005, respectively. Of the amount paid, $2.8 million and $2.6 million is reflected in prepaid assets in the consolidated balance sheet as of March 31, 2006 and 2005, respectively. The guaranteed royalty is non-refundable, but is offset by royalties earned by Riverdeep in order to recoup the guaranteed royalty payments. If necessary this recoupment period shall extend through the remaining term of the agreement, plus up to an additional 42 months. The Company monitors these prepaid assets for potential impairment based on sales activity with products provided to it under this Agreement.
Note 25 Related Party Transactions
Employment/Severance Agreements
     The Company entered into an employment agreement with its Chief Executive Officer (“CEO”) in 2001, which expires on March 31, 2007. The Company agreed to pay severance amounts equal to a multiple of defined compensation and benefits under certain circumstances. Upon retirement, the Company will pay approximately $1.6 million pursuant to the deferred compensation portion of the arrangement. Upon the expiration of the contract, the Company will be required to pay this amount over a period of three years subsequent to March 31, 2007. The Company estimated its liability under this arrangement and has expensed $288,000 for this obligation during each of the years ended March 31, 2006, 2005 and 2004. At March 31, 2006 and 2005, $1.3 million and $984,000, respectively, had been accrued in the consolidated financial statements. The employment agreement also contains a deferred compensation component that is earned by the CEO upon the stock price achieving certain targets, which may be forfeited in the event that he does not comply with certain non-compete obligations. As of March 31, 2005 all of the targets had been met. As such, $2.5 million was expensed in the consolidated financial statements as of March 31, 2005. At both March 31, 2006 and 2005, $4.0 million had been accrued in the consolidated financial statements.

     The CEO’s employment agreement also includes a loan to the executive for a maximum of $1.0 million, of which $200,000 and $400,000 were outstanding at March 31, 2006 and 2005, respectively. Under the terms of the loan, which was entered into prior to the Sarbanes-Oxley Act of 2002, $200,000 of the $1.0 million principal and all unpaid and unforgiven interest is to be forgiven by the Company on each of March 31, 2006 and 2007. During each of fiscal 2006, 2005 and 2004, the Company forgave $200,000 of principal and interest. The outstanding note amount bears an annual interest rate of 5.25%.
     The company entered into a separation agreement with a former Chief Financial Officer (“CFO”)in fiscal 2004. The Company was required to pay approximately $597,000 over a period of four years beginning May 2004. The continued payout is contingent upon the individual complying with a non-compete agreement. This amount was accrued and expensed in fiscal year 2005.
     The company entered into a separation agreement with another former Chief Financial Officer in fiscal year 2006. The agreement obligated the Company to pay severance amounts equal to the multiple of defined compensation and benefits. The Company is required to pay approximately $299,000 over a period of one year beginning July 2005. The Company expensed $299,000 in its consolidated financial statements for the period ended March 31, 2006.
Stock Purchase Agreement
     Subsequent to the Company’s acquisition of the assets of Encore Software, Inc. (“Encore”) 2002, the Company entered into a five-year agreement on August 24, 2002 with Michael Bell, to serve as Chief Executive Officer of Encore Software, Inc. The Company also entered into a stock purchase agreement with Mr. Bell under which he acquired 20,000 of the 100,000 outstanding shares of Encore. In connection with the stock purchase, a stock buy and sell agreement was entered into between Mr. Bell and Encore. During fiscal 2005, the Company exercised its option under the buy sell agreement and purchased the 20,000 shares of Encore stock for $5.8 million which consisted of $3.4 million in cash and 300,000 shares of Navarre common stock. The Company recorded $5.8 million in compensation expense which is reflected in selling, general and administrative expenses in the consolidated statements of operations for the year ending March 31, 2005.
Chief Executive Officer Investment in Mix & Burn
     The Company’s Chief Executive Officer made an investment in Mix & Burn in the form of a convertible note. This note is convertible to common stock in Mix & Burn and accrues interest at an annual rate of twelve percent. This investment was made only after the Company determined that it would not make loans to or investments in Mix & Burn in excess of $2.5  million, an amount that had been reached prior to the Chief Executive Officers investment.
Note 26 Major Customers
     The Company has two major customers who accounted for 30% of net sales for fiscal 2006, of which each customer accounts for over 10% of net sales. These customers accounted for 39% of net sales for fiscal 2005 and the Company had three major customers who accounted for 43% of net sales in fiscal 2004. Each of the these customers also accounted for over 10% of the net sales in the 2005 and 2004 fiscal years.
Note 27 Business Segments
     The Company identifies its segments based on its organizational structure, which is primarily by business activity. Operating profit represents earnings before interest expense, interest income, income taxes, and allocations of corporate costs to the respective divisions. Intersegment sales are made at market prices. The Company’s corporate office maintains a majority of the Company’s cash under its cash management policy.
     Navarre operates three business segments: Distribution, Publishing and Other.
     Through the distribution segment, the Company distributes and provides fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software and video game publishers and developers, independent and major music labels, and major motion picture studios. These vendors provide the Company with PC software, CD audio, DVD video, and video games and accessories, which are in turn distributed to retail customers. The distribution business focuses on providing vendors and retailers with a range of value-added services, including vendor-managed inventory, Internet-based ordering, electronic data interchange services, fulfillment services, and retailer-oriented marketing services.
     Through the publishing segment the Company owns or licenses various PC software, CD audio, and DVD video titles. The publishing segment packages, brands, markets and sells directly to retailers, third party distributors, and our distribution segment.
     The other segment was included from December 31, 2003 to December 31, 2005 and includes the operations of Mix & Burn, a separate corporation that is included in the Company’s consolidated results in accordance with the provisions of FIN 46(R). Mix & Burn designs and markets digital music delivery services for music and other specialty retailers.
     The following table provides information by business segment for the years ended March 31, 2006, 2005 and 2004 (in thousands):

Fiscal Year 2006	Distribution	Publishing	Other	Eliminations	Consolidated
Net sales	$621,739	$127,612	$424	$(63,649)	$686,126
Income (loss) from operations	(8,588)	12,862	(1,590)	—	2,684
Net income (loss) before income taxes	(16,185)	12,755	(1,759)	—	(5,189)
Depreciation and amortization expense	2,242	7,017	—	—	9,259
Capital expenditures	2,477	303	119	—	2,899
Total assets	269,774	160,834	—	(120,994)	309,614

Fiscal Year 2005	Distribution	Publishing	Other	Eliminations	Consolidated
Net sales	$556,927	$95,777	$352	$(56,441)	$596,615
Income (loss) from operations	(2,172)	14,006	(2,123)	—	9,711
Net income (loss) before income taxes	(2,199)	13,579	(2,220)	—	9,160
Depreciation and amortization expense	1,827	1,695	—	—	3,522
Capital expenditures	8,214	1,078	83	—	9,375
Total assets	176,932	47,944	536	(29,520)	195,892

Fiscal Year 2004	Distribution	Publishing	Other	Eliminations	Consolidated
Net sales	$444,743	$46,177	$—	$(20,043)	$470,877
Income (loss) from operations	9,284	(1,874)	(343)	—	7,067
Net income (loss) before income taxes	9,129	(2,555)	(343)	—	6,231
Depreciation and amortization expense	1,327	673	—	—	2,000
Capital expenditures	4,957	91	—	—	5,048
Total assets	143,478	27,499	5	(16,403)	154,579
Note 28 Subsequent Events
     In April 2006, the Company granted 81,000 shares of restricted stock to key employees at a share price of $4.29, with vesting periods of approximately one year. Vesting is based on time or achievement of certain performance factors. Also, the Compensation Committee to the Board of Directors approved as a long term incentive plan, grants to key employees excluding the Chairman and CEO, of TSR Stock Units covering a maximum of 103,500 shares of the Company’s common stock. Shares are earned based on the relative performance of the Company’s total shareholder return to the total shareholder return of the Standard & Poor’s Small Cap 600 Index over a three year period.

Note 29 Quarterly Data — Seasonality (Unaudited)
     The Company’s quarterly operating results have fluctuated significantly in the past and will likely do so in the future as a result of seasonal variations of products ultimately sold at retail. The Company’s business is affected by the pattern of seasonality common to other suppliers of retailers, particularly the holiday selling season. Historically, more than 30% of the Company’s sales and substantial portions of the Company’s profits have been earned in the third fiscal quarter.
     The following table sets forth certain unaudited quarterly historical financial data for each of the four quarters in the periods ended March 31, 2006 and March 31, 2005 (in thousands, except per share amounts):

		Quarter Ended
	June 30	September 30	December 31	March 31

Fiscal year 2006
Net sales	$140,941	$157,823	$214,128	$173,234
Gross profit	24,789	28,444	28,241	25,619
Net income (loss)	$1,906	$(75)	$(6,068)	$1,062

Net earnings (loss) per share:
Basic	$0.07	$0.00	$(0.20)	$0.03

Diluted	$0.06	$0.00	$(0.20)	$0.03

		Quarter Ended
	June 30	September 30	December 31	March 31

Fiscal year 2005
Net sales	$127,306	$144,401	$182,876	$142,032
Gross profit	18,878	21,009	27,237	24,053
Net income (loss)	$1,897	$4,382	$7,233	$(3,346)

Net earnings (loss) per share:
Basic	$0.07	$0.16	$0.27	$(0.12)

Diluted	$0.07	$0.15	$0.25	$(0.12)

Navarre Corporation
Schedule II — Valuation and Qualifying Accounts and Reserves
(in thousands)

	Balance at	Charged to		Balance at
	Beginning	Costs and	Additions/	End of
Description	Of Period	Expenses	(Deductions)	Period
Year ended March 31, 2006:
Deducted from asset accounts:
Allowance for vendor receivables	$6,092	$8,912	$(14,944)	$60
Allowance for doubtful accounts	1,375	12,111	(11,737)	1,749
Allowance for sales returns	4,190	(207)	8,818	12,801
Allowance for MDF and sales discounts	2,158	24,537	(21,959)	4,736

Total	$13,815	$45,353	$(39,822)	$19,346

Year ended March 31, 2005:
Deducted from asset accounts:
Allowance for vendor receivables	$4,808	$4,287	$(3,003)	$6,092
Allowance for doubtful accounts	1,394	423	(442)	1,375
Allowance for sales returns	3,706	1,066	(582)	4,190
Allowance for MDF and sales discounts	1,251	22,277	(21,370)	2,158

Total	$11,159	$28,053	$(25,397)	$13,815

Year ended March 31, 2004:
Deducted from asset accounts:
Allowance for vendor receivables	$4,174	$2,618	$(1,984)	$4,808
Allowance for doubtful accounts	673	(123)	844	1,394
Allowance for sales returns	4,160	(1,872)	1,418	3,706
Allowance for MDF and sales discounts	1,107	15,557	(15,413)	1,251

Total	$10,114	$16,180	$(15,135)	$11,159

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,675,091 Shares
Common Stock

PROSPECTUS

July 28, 2006